HAGEMEYER
HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

LEGAL DEPARTMENT

Filenr. 82-4865

Direct line 6957

Our ref.

Your ref.

SUPPL

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04010671

SEC MAIL PROCESSING RECEIVED MAR 1 8 2004 WASH. D.C. 155 SECTION

Naarden, 5 March 2003

Re: Hagemeyer N.V.,
Filenr. 82-4865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish a press release with substantial information about our company. The filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

Patricia Vonk

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

Enc.

Filenr. 82-4865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 10 December 2003

1. COMMERCIAL REGISTER

Date	Language	Change
03-03-04	English and Dutch	Resignation of Mr R. ter Haar
06-002-04	English and Dutch	Amendment to the Articles of Association
19-01-04	English and Dutch	Appointment Mr W.H.M. Pot

2. PRESS RELEASES

Date	Language	Subject
03-03-04	English and Dutch	Results 2003
28-01-04	English and Dutch	Hagemeyer rights offering 90.7% subscribed
28-01-04	English and Dutch	Hagemeyer successfully completes rump offering and Bond offering
26-01-04	English and Dutch	New CEO

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
28-01-04	Dutch	Issuance of new shares and convertibles

4. ACCOUNTS

Language	Subject
None	

5. OTHER

Date	Language	Subject
05-02-04	English and Dutch	Articles of Association
11-02-04	Dutch	Letter from ABN AMRO Bank to Euronext Stockexchange for the quotation of 23,524,390 ordinary shares
	Dutch	Confirmation from Euronext that the issued ordinary shares will be listed as of 3 March 2004.
27-01-04	Dutch	Letter from ABN AMRO Bank to Euronext Stockexchange for the quotation of 383,107,396 ordinary shares and EUR 150,000,000 .% convertibles
	Dutch	Confirmation from Euronext that the issued ordinary shares will be listed as of 5 February 2004. Confirmation from Euronext that the issued convertibles will be listed as of 5 February 2004.

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Gooi- en Eemland

Legal person:

Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Hagemeyer N.V.
Statutory seat	:Amsterdam
Incorporation deed	:17-06-1920
Deed of latest amendment of articles	:05-02-2004
Authorized capital	:EUR 810.000.000,00
Issued capital	:EUR 619.309.250,40
Paid up capital	:EUR 619.309.250,40
Other information	:See Dutch extract

Undertaking:

Tradename(s)	:Hagemeyer N.V.
Address	:Rijksweg 69, 1411GE Naarden
Mailing address	:Postbus 5111, 1410AC Naarden
Telephone number	:035-6957611
Date of establishment	:15-06-1900
The company limited by shares conducts the undertaking since	:17-06-1920
Description of business conducted	:See Dutch extract
Employees	:6

Director(s):

Name	:ter Haar, Robert
Date and place of birth	:13-02-1950, Amsterdam
Address	:Mozartlaan 18, 1217CN Hilversum
Date of entry into office	:19-04-1999
Title	:Voorzitter van de Raad van Bestuur
Powers	:Solely/independently authorised

Name	:Tiemstra, Jan Sjoerd Tjalling
Date and place of birth	:16-11-1952, Nijmegen
Address	:Konijnenlaan 40, 2243ET Wassenaar
Date of entry into office	:24-04-2003
Title	:Lid van de Raad van Bestuur

Powers	:Solely/independently authorised ....
Name	:Pot, Wilhelmus Henricus Maria ....
Date and place of birth	:15-06-1957, Eindhoven ....
Address	:Burg. Ketelaarstraat 1, 2361AA Warmond ....
Date of entry into office	:09-01-2004 ....
Title	:Lid van de Raad van Bestuur ....
Powers	:Solely/independently authorised ....

Supervisory director(s):

Name	:Yasuda, Thomas Yoshito ....
Date and place of birth	:08-10-1940, Long Beach, United States of ...... America ....
Address	:Waokanaka Street 3934 96817-5236, Honolulu .... Hawaï, United States of America ....
Date of entry into office	:25-04-1990 ....
Title	:Commissaris ....
Name	:Kalff, Peter Jan ....
Date and place of birth	:12-05-1937, Amsterdam ....
Address	:Schapendrift 70, 1261HR Blaricum ....
Date of entry into office	:27-04-1994 ....
Title	:Voorzitter Raad van Commissarissen ....
Name	:Corpeleijn, Wilhelmus Franciscus Theodorus ....
Date and place of birth	:03-03-1948, Rotterdam ....
Address	:Dr. Jac. P. Thijsselaan 4, 2061BJ Bloemendaal .
Date of entry into office	:16-04-1998 ....
Title	:Commissaris ....
Name	:Eustace, Dudley Graham ....
Date and place of birth	:03-07-1936, Oxford, United Kingdom ....
Address	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . United Kingdom ....
Date of entry into office	:19-04-1999 ....
Title	:Vice-voorzitter Raad van Commissarissen ....

Authorized signatory(signatories):

Name	:Mapletoft, Brian James ....
Date and place of birth	:28-02-1948, Sleaford, United Kingdom ....
Address	:Keizersgracht 579 P, 1017DR Amsterdam ....

Date of entry into office	:17-10-2000 ....
Title	:Group Treasurer ....
Powers	:Restricted power of attorney ....
Name	:Bijl, Hein ....
Date and place of birth	:13-04-1968, Amersfoort ....
Address	:Raamstraat 14 C, 1016XM Amsterdam ....
Date of entry into office	:29-01-2004 ....
Title	:Bijzondere gevolmachtigde ....
Powers	:Restricted power of attorney ....

Issued by the chamber of commerce

53,00 Amersfoort, 06-02-2004

HC Varkevisser

Dossiernummer: 32028710 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Gooi- en Eemland

Rechtspersoon:

Rechtsvorm	:Naamloze vennootschap
Naam	:Hagemeyer N.V.
Statutaire zetel	:Amsterdam
Akte van oprichting	:17-06-1920
Akte laatste statutenwijziging	:05-02-2004
Maatschappelijk kapitaal	:EUR 810.000.000,00
Geplaatst kapitaal	:EUR 619.309.250,40
Gestort kapitaal	:EUR 619.309.250,40

Onderneming:

Handelsna(a)m(en)	:Hagemeyer N.V.
Adres	:Rijksweg 69, 1411GE Naarden
Correspondentieadres	:Postbus 5111, 1410AC Naarden
Telefoonnummer	:035-6957611
Datum vestiging	:15-06-1900
De naamloze vennootschap drijft de onderneming sinds	:17-06-1920
Bedrijfsomschrijving	:Het deelnemen in, het beheren, besturen en financieren van ondernemingen
Werkzame personen	:6

Bestuurder(s):

Naam	:ter Haar, Robert
Geboortedatum en -plaats	:13-02-1950, Amsterdam
Adres	:Mozartlaan 18, 1217CN Hilversum
Infunctietreding	:19-04-1999
Titel	:Voorzitter van de Raad van Bestuur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Tiemstra, Jan Sjoerd Tjalling
Geboortedatum en -plaats	:16-11-1952, Nijmegen
Adres	:Konijnenlaan 40, 2243ET Wassenaar
Infunctietreding	:24-04-2003
Titel	:Lid van de Raad van Bestuur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Pot, Wilhelmus Henricus Maria

Geboortedatum en -plaats	:15-06-1957, Eindhoven ....
Adres	:Burg. Ketelaarstraat 1, 2361AA Warmond ....
Infunctietreding	:09-01-2004 ....
Titel	:Lid van de Raad van Bestuur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Commissaris(sen):

Naam	:Yasuda, Thomas Yoshito ....
Geboortedatum en -plaats	:08-10-1940, Long Beach, Ver. Staten van Amerika
Adres	:Waokanaka Street 3934 96817-5236, Honolulu .... Hawaï, Ver. Staten van Amerika ....
Infunctietreding	:25-04-1990 ....
Titel	:Commissaris ....
Naam	:Kalff, Peter Jan ....
Geboortedatum en -plaats	:12-05-1937, Amsterdam ....
Adres	:Schapendrift 70, 1261HR Blaricum ....
Infunctietreding	:27-04-1994 ....
Titel	:Voorzitter Raad van Commissarissen ....
Naam	:Corpeleijn, Wilhelmus Franciscus Theodorus ....
Geboortedatum en -plaats	:03-03-1948, Rotterdam ....
Adres	:Dr. Jac. P. Thijsselaan 4, 2061BJ Bloemendaal .
Infunctietreding	:16-04-1998 ....
Titel	:Commissaris ....
Naam	:Eustace, Dudley Graham ....
Geboortedatum en -plaats	:03-07-1936, Oxford, Verenigd Koninkrijk ....
Adres	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . Verenigd Koninkrijk ....
Infunctietreding	:19-04-1999 ....
Titel	:Vice-voorzitter Raad van Commissarissen ....

Gevolmachtigde(n):

Naam	:Mapletoft, Brian James ....
Geboortedatum en -plaats	:28-02-1948, Sleaford, Verenigd Koninkrijk .....
Adres	:Keizersgracht 579 P, 1017DR Amsterdam ....
Infunctietreding	:17-10-2000 ....
Titel	:Group Treasurer ....
Bevoegdheid	:Beperkte volmacht: voor inhoud volmacht raad- . pleeg dossier ....

Dossiernummer: 32028710 Blad 00003

Naam	:Bijl, Hein ....
Geboortedatum en -plaats	:13-04-1968, Amersfoort ....
Adres	:Raamstraat 14 C, 1016XM Amsterdam ....
Infunctietreding	:29-01-2004 ....
Titel	:Bijzondere gevolmachtigde ....
Bevoegdheid	:Beperkte volmacht; voor inhoud volmacht .... raadpleeg dossier ....

Alleen geldig indien door de kamer voorzien van een ondertekening.

54,96

Amersfoort, 06-02-2004

Voor uittreksel

H.C. Varkevisser
coörd. handelsregisterfacturering

KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Gooi- en Eemland

---

Legal person:

Legal form	:Naamloze Vennootschap (Public Limited Liability Company) ....
Name	:Hagemeyer N.V. ....
Statutory seat	:Amsterdam ....
Incorporation deed	:17-06-1920 ....
Deed of latest amendment of articles	:05-02-2004 ....
Authorized capital	:EUR 810.000.000,00 ....
Issued capital	:EUR 619.309.250,40 ....
Paid up capital	:EUR 619.309.250,40 ....
Other information	:See Dutch extract ....

Undertaking:

Tradename(s)	:Hagemeyer N.V. ....
Address	:Rijksweg 69, 1411GE Naarden ....
Mailing address	:Postbus 5111, 1410AC Naarden ....
Telephone number	:035-6957611 ....
Date of establishment	:15-06-1900 ....
The company limited by shares conducts the undertaking since	:17-06-1920 ....
Description of business conducted	:See Dutch extract ....
Employees	:6 ....

Director(s):

Name	:Tiemstra, Jan Sjoerd Tjalling ....
Date and place of birth	:16-11-1952, Nijmegen ....
Address	:Konijnenlaan 40, 2243ET Wassenaar ....
Date of entry into office	:24-04-2003 ....
Title	:Lid van de Raad van Bestuur ....
Powers	:Solely/independently authorised ....
Name	:Pot, Wilhelmus Henricus Maria ....
Date and place of birth	:15-06-1957, Eindhoven ....
Address	:Burg. Ketelaarstraat 1, 2361AA Warmond ....
Date of entry into office	:09-01-2004 ....
Title	:Lid van de Raad van Bestuur ....

Powers	:Solely/independently authorised ....

Supervisory director(s):

Name	:Yasuda, Thomas Yoshito ....
Date and place of birth	:08-10-1940, Long Beach, United States of ...... America ....
Address	:Waokanaka Street 3934 96817-5236, Honolulu .... Hawaï, United States of America ....
Date of entry into office	:25-04-1990 ....
Title	:Commissaris ....
Name	:Kalff, Peter Jan ....
Date and place of birth	:12-05-1937, Amsterdam ....
Address	:Schapendrift 70, 1261HR Blaricum ....
Date of entry into office	:27-04-1994 ....
Title	:Voorzitter Raad van Commissarissen ....
Name	:Corpeleijn, Wilhelmus Franciscus Theodorus ....
Date and place of birth	:03-03-1948, Rotterdam ....
Address	:Dr. Jac. P. Thijsselaan 4, 2061BJ Bloemendaal .
Date of entry into office	:16-04-1998 ....
Title	:Commissaris ....
Name	:Eustace, Dudley Graham ....
Date and place of birth	:03-07-1936, Oxford, United Kingdom ....
Address	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . United Kingdom ....
Date of entry into office	:19-04-1999 ....
Title	:Vice-voorzitter Raad van Commissarissen ....

Authorized signatory(signatories):

Name	:Mapletoft, Brian James ....
Date and place of birth	:28-02-1948, Sleaford, United Kingdom ....
Address	:Keizersgracht 579 P, 1017DR Amsterdam ....
Date of entry into office	:17-10-2000 ....
Title	:Group Treasurer ....
Powers	:Restricted power of attorney ....
Name	:Bijl, Hein ....
Date and place of birth	:13-04-1968, Amersfoort ....
Address	:Raamstraat 14 C, 1016XM Amsterdam ....

Date of entry into office	:29-01-2004 ....
Title	:Bijzondere gevolmachtigde ....
Powers	:Restricted power of attorney ....

Issued by the chamber of commerce

49,00 Amersfoort, 03-03-2004

J. Vedder
Medew. afd. Handelsregister

KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

Dossiernummer: 32028710 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Gooi- en Eemland

---

Rechtspersoon:

Rechtsvorm	:Naamloze vennootschap
Naam	:Hagemeyer N.V.
Statutaire zetel	:Amsterdam
Akte van oprichting	:17-06-1920
Akte laatste statuten-wijziging	:05-02-2004
Maatschappelijk kapitaal	:EUR 810.000.000,00
Geplaatst kapitaal	:EUR 619.309.250,40
Gestort kapitaal	:EUR 619.309.250,40

Onderneming:

Handelsna(a)m(en)	:Hagemeyer N.V.
Adres	:Rijksweg 69, 1411GE Naarden
Correspondentieadres	:Postbus 5111, 1410AC Naarden
Telefoonnummer	:035-6957611
Datum vestiging	:15-06-1900
De naamloze vennootschap drijft de onderneming sinds	:17-06-1920
Bedrijfsomschrijving	:Het deelnemen in, het beheren, besturen en financieren van ondernemingen
Werkzame personen	:6

Bestuurder(s):

Naam	:Tiemstra, Jan Sjoerd Tjalling
Geboortedatum en -plaats	:16-11-1952, Nijmegen
Adres	:Konijnenlaan 40, 2243ET Wassenaar
Infunctietreding	:24-04-2003
Titel	:Lid van de Raad van Bestuur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Naam	:Pot, Wilhelmus Henricus Maria
Geboortedatum en -plaats	:15-06-1957, Eindhoven
Adres	:Burg. Ketelaarstraat 1, 2361AA Warmond
Infunctietreding	:09-01-2004
Titel	:Lid van de Raad van Bestuur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Commissaris(sen):

24,32 03-03-2004 Blad 00002 volgt.

Naam	:Yasuda, Thomas Yoshito ....
Geboortedatum en -plaats	:08-10-1940, Long Beach, Ver. Staten van Amerika
Adres	:Waokanaka Street 3934 96817-5236, Honolulu .... Hawaï, Ver. Staten van Amerika ....
Infunctietreding	:25-04-1990 ....
Titel	:Commissaris ....
Naam	:Kalff, Peter Jan ....
Geboortedatum en -plaats	:12-05-1937, Amsterdam ....
Adres	:Schapendrift 70, 1261HR Blaricum ....
Infunctietreding	:27-04-1994 ....
Titel	:Voorzitter Raad van Commissarissen ....
Naam	:Corpeleijn, Wilhelmus Franciscus Theodorus ....
Geboortedatum en -plaats	:03-03-1948, Rotterdam ....
Adres	:Dr. Jac. P. Thijsselaan 4, 2061BJ Bloemendaal .
Infunctietreding	:16-04-1998 ....
Titel	:Commissaris ....
Naam	:Eustace, Dudley Graham ....
Geboortedatum en -plaats	:03-07-1936, Oxford, Verenigd Koninkrijk ....
Adres	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, . Verenigd Koninkrijk ....
Infunctietreding	:19-04-1999 ....
Titel	:Vice-voorzitter Raad van Commissarissen ....

Gevolmachtigde(n):

Naam	:Mapletoft, Brian James ....
Geboortedatum en -plaats	:28-02-1948, Sleaford, Verenigd Koninkrijk .....
Adres	:Keizersgracht 579 P, 1017DR Amsterdam ....
Infunctietreding	:17-10-2000 ....
Titel	:Group Treasurer ....
Bevoegdheid	:Beperkte volmacht: voor inhoud volmacht raad- . pleeg dossier ....
Naam	:Bijl, Hein ....
Geboortedatum en -plaats	:13-04-1968, Amersfoort ....
Adres	:Raamstraat 14 C, 1016XM Amsterdam ....
Infunctietreding	:29-01-2004 ....
Titel	:Bijzondere gevolmachtigde ....
Bevoegdheid	:Beperkte volmacht; voor inhoud volmacht ....

Dossiernummer: 32028710 Blad 00003

raadpleeg dossier ....

Alleen geldig indien door de kamer voorzien van een ondertekening.

50,96

Amersfoort, 03-03-2004

Voor uittreksel

J. Vedder
medewerker afd handelsregister

KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

SEC MAIL PROCESSING
RECEIVED
MAR 12 2004
WASH. D.C. 155 SECTION

Dossiernummer: 32028710 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Gooi- en Eemland

---

<u>Rechtspersoon:</u>

Rechtsvorm	:Naamloze vennootschap ....
Naam	:Hagemeyer N.V. ....
Statutaire zetel	:Amsterdam ....
Akte van oprichting	:17-06-1920 ....
Akte laatste statuten-wijziging	:19-07-2000 ....
Maatschappelijk kapitaal	:EUR 600.000.000,00 ....
Geplaatst kapitaal	:EUR 162.215.107,00 ....
Gestort kapitaal	:EUR 162.215.107,00 ....
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier ....

<u>Onderneming</u>:

Handelsna(a)m(en)	:Hagemeyer N.V. ....
Adres	:Rijksweg 69, 1411GE Naarden ....
Correspondentieadres	:Postbus 5111, 1410AC Naarden ....
Telefoonnummer	:035-6957611 ....
Datum vestiging	:15-06-1900 ....
De naamloze vennootschap drijft de onderneming sinds	:17-06-1920 ....
Bedrijfsomschrijving	:Het deelnemen in, het beheren, besturen en .... financieren van ondernemingen ....
Werkzame personen	:6 ....

Bestuurder(s):

Naam	:ter Haar, Robert ....
Geboortedatum en -plaats	:13-02-1950, Amsterdam ....
Adres	:Mozartlaan 18, 1217CN Hilversum ....
Infunctietreding	:19-04-1999 ....
Titel	:Voorzitter van de Raad van Bestuur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Naam	:Tiemstra, Jan Sjoerd Tjalling ....
Geboortedatum en -plaats	:16-11-1952, Nijmegen ....
Adres	:Konijnenlaan 40, 2243ET Wassenaar ....
Infunctietreding	:24-04-2003 ....
Titel	:Lid van de Raad van Bestuur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Naam	:Pot, Wilhelmus Henricus Maria
Geboortedatum en -plaats	:15-06-1957, Eindhoven
Adres	:Burg. Ketelaarstraat 1, 2361AA Warmond
Infunctietreding	:09-01-2004
Titel	:Lid van de Raad van Bestuur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Commissaris(sen):

Naam	:Yasuda, Thomas Yoshito
Geboortedatum en -plaats	:08-10-1940, Long Beach, Ver. Staten van Amerika
Adres	:Waokanaka Street 3934 96817-5236, Honolulu Hawaï, Ver. Staten van Amerika
Infunctietreding	:25-04-1990
Titel	:Commissaris
Naam	:Kalff, Peter Jan
Geboortedatum en -plaats	:12-05-1937, Amsterdam
Adres	:Schapendrift 70, 1261HR Blaricum
Infunctietreding	:27-04-1994
Titel	:Voorzitter Raad van Commissarissen
Naam	:Corpeleijn, Wilhelmus Franciscus Theodorus
Geboortedatum en -plaats	:03-03-1948, Rotterdam
Adres	:Dr. Jac. P. Thijsselaan 4, 2061BJ Bloemendaal
Infunctietreding	:16-04-1998
Titel	:Commissaris
Naam	:Eustace, Dudley Graham
Geboortedatum en -plaats	:03-07-1936, Oxford, Verenigd Koninkrijk
Adres	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, Verenigd Koninkrijk
Infunctietreding	:19-04-1999
Titel	:Vice-voorzitter Raad van Commissarissen

Gevolmachtigde(n):

Naam	:Bosch, Corine Joan
Geboortedatum en -plaats	:18-05-1966, Zoetermeer
Adres	:Gerard Doulaan 2, 1399ET Muiderberg
Infunctietreding	:14-07-1997
Titel	:Bijzonder gevolmachtigde

Dossiernummer: 32028710 Blad 00003

Bevoegdheid	:Beperkte volmacht ....
Aanvang (huidige) volmacht	:14-07-1997 ....
Naam	:Mapletoft, Brian James ....
Geboortedatum en -plaats	:28-02-1948, Sleaford, Verenigd Koninkrijk .....
Adres	:Keizersgracht 579 P, 1017DR Amsterdam ....
Infunctietreding	:17-10-2000 ....
Titel	:Group Treasurer ....
Bevoegdheid	:Beperkte volmacht: voor inhoud volmacht raad- . pleeg dossier ....

Alleen geldig indien door de kamer voorzien van een ondertekening.

54,64

Amersfoort, 19-01-2004

Voor uittreksel

W. van 't Hull

W. van 't Hull
medewerkster Handelsregister

KAMER VAN KOOPHANDEL
GOOI- EN EEMLAND

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Gooi- en Eemland

Legal person:	
Legal form	:Naamloze Vennootschap (Public Limited Liability Company)
Name	:Hagemeyer N.V.
Statutory seat	:Amsterdam
Incorporation deed	:17-06-1920
Deed of latest amendment of articles	:19-07-2000
Authorized capital	:EUR 600.000.000,00
Issued capital	:EUR 162.215.107,00
Paid up capital	:EUR 162.215.107,00
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract

Undertaking:	
Tradename(s)	:Hagemeyer N.V.
Address	:Rijksweg 69, 1411GE Naarden
Mailing address	:Postbus 5111, 1410AC Naarden
Telephone number	:035-6957611
Date of establishment	:15-06-1900
The company limited by shares conducts the undertaking since	:17-06-1920
Description of business conducted	:See Dutch extract
Employees	:6

Director(s):

Name	:ter Haar, Robert
Date and place of birth	:13-02-1950, Amsterdam
Address	:Mozartlaan 18, 1217CN Hilversum
Date of entry into office	:19-04-1999
Title	:Voorzitter van de Raad van Bestuur
Powers	:Solely/independently authorised
Name	:Tiemstra, Jan Sjoerd Tjalling
Date and place of birth	:16-11-1952, Nijmegen
Address	:Konijnenlaan 40, 2243ET Wassenaar

Date of entry into office	:24-04-2003
Title	:Lid van de Raad van Bestuur
Powers	:Solely/independently authorised
Name	:Pot, Wilhelmus Henricus Maria
Date and place of birth	:15-06-1957, Eindhoven
Address	:Burg. Ketelaarstraat 1, 2361AA Warmond
Date of entry into office	:09-01-2004
Title	:Lid van de Raad van Bestuur
Powers	:Solely/independently authorised

Supervisory director(s):

Name	:Yasuda, Thomas Yoshito
Date and place of birth	:08-10-1940, Long Beach, United States of America
Address	:Waokanaka Street 3934 96817-5236, Honolulu Hawaï, United States of America
Date of entry into office	:25-04-1990
Title	:Commissaris
Name	:Kalff, Peter Jan
Date and place of birth	:12-05-1937, Amsterdam
Address	:Schapendrift 70, 1261HR Blaricum
Date of entry into office	:27-04-1994
Title	:Voorzitter Raad van Commissarissen
Name	:Corpeleijn, Wilhelmus Franciscus Theodorus
Date and place of birth	:03-03-1948, Rotterdam
Address	:Dr. Jac. P. Thijsselaan 4, 2061BJ Bloemendaal
Date of entry into office	:16-04-1998
Title	:Commissaris
Name	:Eustace, Dudley Graham
Date and place of birth	:03-07-1936, Oxford, United Kingdom
Address	:Avalon, Old Barn Lane Churt, Surrey,GU10 2NA, United Kingdom
Date of entry into office	:19-04-1999
Title	:Vice-voorzitter Raad van Commissarissen

Authorized signatory(signatories):

Name	:Bosch, Corine Joan

Date and place of birth	:18-05-1966, Zoetermeer
Address	:Gerard Doulaan 2, 1399ET Muiderberg
Date of entry into office	:14-07-1997
Title	:Bijzonder gevolmachtigde
Powers	:Restricted power of attorney
Commencement (present) power of attorney	:14-07-1997
Name	:Mapletoft, Brian James
Date and place of birth	:28-02-1948, Sleaford, United Kingdom
Address	:Keizersgracht 579 P, 1017DR Amsterdam
Date of entry into office	:17-10-2000
Title	:Group Treasurer
Powers	:Restricted power of attorney

Issued by the chamber of commerce

54,00

Amersfoort, 19-01-2004

W. van't Hull

MW. W. van't Hull
Medew. afd. Handelsregister

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Naarden, the Netherlands – March 3, 2004 – Hagemeyer, the worldwide business to business distribution services group, today announces its financial results for 2003 and reconfirms its outlook for 2004.

- **Results broadly in line with previously expressed indications:**
  - Cash Earnings: EUR 284.2 million negative
  - Group EBITDA: EUR 40.6 million
- **Free Cash Flow (including proceeds of divestments): EUR 76.5 million**
- **Net Interest Bearing Debt decreased by EUR 113.5 million (11%) to EUR 926.9 million**
- **Refinancing plan successfully completed in February 2004**
- **Plans to restore PPS operating performance in place and progressing**
- **Cash earnings for 2004 expected to still show substantial loss, with likely improvement in the second half year**

Financial Highlights

(x EUR millions)	2003	2002 restated [2]
Sales	**6,337.8**	8,343.5
EBITDA (before exceptional items)	**40.6**	269.9
EBITA (before exceptional items) [1]	**(9.3)**	208.6
Exceptional items [2]	**(126.0)**	(38.3)
EBITA (after exceptional items)	**(135.4)**	170.3
Cash Earnings [2,3]	**(284.2)**	91.7
CEPS (Cash Earnings per Share) (x EUR) [3,4]	**(2.60)**	0.82
Net profit/loss after taxes	**(318.0)**	56.8

Organic growth (%)	**(4.9%)**	(2.0%)
Free cash flow [5]	**76.5**	76.8
Net interest bearing debt	**926.9**	1,040.4

1. Operating profit before amortisation of goodwill
2. In accordance with the changed guidelines for annual reporting in the Netherlands effective January 1, 2003, exceptional items are included in the operating profit. The comparable figures for 2002 have been adjusted accordingly and an amount of EUR 95.8 million negative before taxes was reclassified to exceptional items. In 2002 this amount, after deduction of taxes, was included as extraordinary result after taxes. In addition, an amount of EUR 57.5 million related to the disposal of tangible fixed assets in 2002 has been reclassified to exceptional items, as these gains are covered by the definition of exceptional items as from January 1, 2003.
3. Net result before amortisation of goodwill
4. Rounded to the nearest Eurocent
5. Net cash flow from operating activities, net investments/disposals, cash flow from exceptional items, proceeds from divestments and dividends paid.

CFO's statement

Commenting on the results of 2003, Hagemeyer CFO Tjalling Tiemstra said: 'Hagemeyer has gone through a very difficult period of financial uncertainty. With the successful financial restructuring and the new financing package in place we can now fully concentrate on the recovery of our operational results. Our main focus will be to secure the recovery of our UK operations, to improve profitability in Germany and the USA and to improve our return on invested capital. However, a full recovery will take time, and will also depend on the improvement of market conditions.'

Financial performance

Net sales for the year ended December 31, 2003 were EUR 6,337.8 million, compared to the prior year's total of EUR 8,343.5 million. The net effect of divestments and acquisitions led to a decrease in sales of EUR 1,236.4 million. This mainly concerned the disposals of Tech Pacific and Stokvis Tapes Group, as well as the transfer of the Puma agency agreement in Japan. Foreign exchange rates had a negative effect on sales of EUR 447.6 million.

For the full year organic growth was negative 4.9% (EUR 321.7 million), with the first and the second half showing a negative 3.5% and a negative 6.4% respectively. The division Professional Products and Services (PPS) accounted for EUR 5,061.9 million in net sales, or 80% of the Company's total net sales in 2003 (2002: respectively EUR 5,876.2 million and 70%). Organic growth for the PPS division was negative 8.0% in the first half of the year and negative 6.8% in the second half.

Gross profit for the year ended December 31, 2003 was EUR 1,346.4 million, a decrease compared to the prior year of EUR 375.0 million. Gross margin increased from 20.6% in 2002 to 21.2% in 2003. This increase reflects a change in the composition of the Group's sales, in particular the reduction of low margin ITPS sales.

EBITDA (before exceptional items) for the year ended December 31, 2003 was EUR 40.6 million, a decrease of EUR 229.3 million compared to the restated EBITDA for 2002. The EBITDA margin was 0.6% compared to 3.2% in 2002. The significant decrease of EBITDA is mainly due to weak market conditions in the core PPS division and, in particular, the continued effect of the loss of market share as well as higher operational expenses in the UK.

Measures to reduce operating costs and improve productivity resulted in a reduction of headcount by more than 1,400 in 2003 (excluding the divestment effect of Tech Pacific, Stokvis Tapes Group and the transfer of the Puma agency agreement).

EBITA (before exceptional items) for the year ended December 31, 2003 was EUR 9.3 million negative, a decrease of EUR 217.9 million compared to the restated EBITA for 2002. The EBITA margin was 0.1% negative compared to 2.5% in 2002.

Net exceptional charges in 2003 amounted to EUR 126.0 million, which can be specified as follows;

(x EUR million)

• Net book gain mainly related to divestments of Tech Pacific, Stokvis Tapes Group and Pluz	41.6
• Centralisation of warehouse activities	(35.5)
• Headcount reduction	(27.7)
• Business disruption in the UK	(24.8)
• Hagemeyer's ERP-systems development and implementation	(24.4)
• Regulatory and risk management items of which EUR 19.1 million concerns an addition to provisions for silicosis- and asbestos claims in the USA	(20.1)
• Branch network restructuring excluding redundancies	(13.6)
• Prior years accounting adjustments	(12.5)
• Restructuring legacy systems, including double running expenses	(8.6)
• ERP-systems related asset & liability revaluations, due to lacking and/or inaccurate data	(5.4)
• Implementation of shared service centres	(5.1)
• Various other exceptional items	10.1

The net result for 2002 included net extraordinary charges before taxes of EUR 95.8 million. In addition, other income 2002 included EUR 57.5 million of book gains on the disposal of tangible fixed assets. Both amounts have been reclassified as exceptional items.

During the year, the Group utilised EUR 27.1 million of its restructuring and reorganisation provisions. Of this amount, approximately EUR 15.4 million was released for reorganisations in the PPS division. This included costs related to the streamlining the logistics infrastructure, rationalisation of the branch network in Europe and North America, and reducing headcount. A further EUR 8.5 million concerned costs for reorganisation and headcount reduction within the Agencies / Consumer Electronics division.

Depreciation, including amortisation of goodwill, amounted to EUR 83.8 million in 2003, compared to EUR 96.2 million in 2002. The share in pre-tax results of associated companies increased from EUR 3.9 million in 2002 to EUR 7.7 million in 2003, mainly due to the remaining investment of 31.5% in Tech Pacific, that is included in results from associated companies as from June 1, 2003.

Net financial expense for the year increased from EUR 63.0 million in 2002 to EUR 122.0 million. This increase is primarily due to a combination of higher interest rates, partly offset by a reduced need for funding and the positive effect of foreign exchange differences. Also included is an amount of EUR 45.0 million which covers standstill and advisory costs related to the refinancing of the Group.

The Group's tax charge was EUR 35.0 million, including EUR 30.2 million write off of deferred tax assets, mainly in the UK and the USA.

Cash earnings (ordinary profit after taxes and before amortisation of goodwill) for the year ended December 31, 2003 were EUR 284.2 million negative, compared to EUR

91.7 million in 2002 (restated). Cash earnings per share decreased from EUR 0.82 in 2002 (restated) to EUR 2.60 negative in 2003.

Net loss for 2003 amounted to EUR 318.0 million (2002: net profit EUR 56.8 million).

Financial position
Total assets at December 31, 2003 were EUR 2,603.5 million, a decrease of EUR 698.6 million compared to December 31, 2002. The net effect of acquisitions and divestments, resulted in a decrease in total assets of EUR 334.5 million. Foreign exchange rate movements accounted for a decrease of EUR 157.9 million.

Average net working capital as a percentage of net sales for the Group slightly increased, from 14.9 % in 2002 to 15.1 % in 2003. The increase is fully due to the adverse effect of the Tech Pacific divestment (6.7% NWC/net sales in 2002). The PPS division achieved an improvement from 18.1% last year to 16.4% in 2003. This reflects an improvement in working capital utilisation, notwithstanding the pressure on accounts payable as a result of uncertainty about the financial position of the Group. Average net working capital as a percentage of net sales of the Agencies / Consumer Electronics division also improved, from 19.7% last year to 19.4% in 2003.

Per December 31, 2003, the net trading working capital for the Group amounted to EUR 923.1 million (2002: EUR 1,299.9 million). Total net working capital amounted to EUR 749.0 million (2002: EUR 1,095.7 million).

Net trading working capital for the PPS division as per December 31, 2003 amounted to EUR 815.8 million, a decrease of EUR 217.7 million as compared to December 31, 2002. Included in this reduction is a positive effect from exchange rate movements of EUR 63.8 million.

Intangible assets at December 31, 2003 were EUR 585.1 million. Of this amount, EUR 67.9 million relates to capitalised expenditure for software licenses, as well as the programming and testing of the ERP system. In addition, EUR 510.4 million of capitalised goodwill is included as intangible asset as at December 31, 2003.

Shareholders' equity decreased from EUR 928.6 million at the end of 2002 to EUR 542.5 million per December 31, 2003. This decrease reflects the year's net loss, the negative effect of movements in foreign exchange rates and final dividends 2002 paid during the year. For further details we refer to Annex III.

Operating cash flow (see Annex IVa) for the year ended December 31, 2003 was EUR 0.7 million negative, a decrease of EUR 219.7 million versus 2002. The decrease mainly reflects lower EBITDA.
The investment in fixed assets was EUR 44.0 million in 2003 compared to EUR 122.3 million in 2002. Proceeds of the sale of fixed assets were EUR 56.9 million (2002: EUR 88.1 million).
The cash outflow from exceptional items (excluding proceeds from divestments and sale of fixed assets) amounted to EUR 98.4 million (2002 restated: EUR 94.9 million).
Free cash flow amounted to EUR 76.5 million (2002 restated: EUR 76.8 million).

The Group's net interest bearing debt decreased from EUR 1,040.4 million at the end of 2002 to EUR 926.9 million. This decrease was due to the positive free cash flow and the positive impact of foreign exchange rate movements.

Post balance sheet date events
On December 8, 2003, Hagemeyer entered into a number of term sheets with virtually all its main lenders that provided for a Rights Offering and a Convertible Bond Offering, the restructuring of substantially all existing monetary obligations and the conversion of outstanding cumulative preference shares into ordinary shares. Based on these term sheets, Hagemeyer entered into various agreements with these lenders on or about January 14, 2004. The offerings and restructuring of the existing monetary obligations, as well as the conversion of the preference shares have been successfully completed on February 5, 2004. For further details, please refer to earlier announcements. The impact of this refinancing transaction is shown in the adjusted, unaudited, pro forma balance sheet per December 31, 2003, included as Annex VIII.

Dividend
In 2003 Hagemeyer paid no interim dividend. In view of the negative results, no final dividend will be paid over 2003 either. As indicated in the prospectus dated January 16, 2004, it is not likely that Hagemeyer will pay dividends in the foreseeable future.

Outlook 2004
During 2003 Hagemeyer has divested or transferred a number of subsidiaries and activities such as ITPS, Stokvis Tapes Group and Puma, representing EUR 777 million of sales and EUR 46 million of EBITDA (before exceptional items) in 2003. The Group EBITDA (before exceptional items) of the continuing Hagemeyer activities was a negative EUR 5 million in 2003, which should be used as like-for-like basis in comparisons going forward. Details of this pro forma calculation can be found in appendix VII to this press release.

As communicated earlier, we expect Group EBITDA (before exceptional items) to improve in 2004 versus the 2003 like-for-like basis specified above. This improvement is expected to be realised in the second half of 2004.

Although improving versus 2003, Cash Earnings for 2004 will still show a substantial loss, with improvements mainly falling in the second half year. Free cash flow (before disposals) is also expected to be better than in 2003 but will still be negative, particularly in the first half year.

Board of Management
Mr R.W.A. de Becker started as CEO of the Company effective March 1, 2004. He will be proposed for appointment as a member of the Board of Management in the position of Chairman in the annual general meeting of shareholders of April 21, 2004.

Annual Report/AGM
Hagemeyer's 2003 Annual Report will be published early April. The annual general meeting of shareholders will be held at 14.00 hours on April 21, 2004 in the Heianzaal of Hotel Okura Amsterdam, Ferdinand Bolstraat 333 in Amsterdam.

Naarden, March 3, 2004
HAGEMEYER N.V.
Board of Management

Note to the editor:
For further information: R.A.J. Hin
+31.35.6957676

Annexes: 8

Consolidated Profit and Loss Account for the year ended December 31

(EUR 000's)	2003	2002 Restated
Net Sales	6,337,791	8,343,472
Cost of sales	(4,991,373)	(6,622,096)
Exceptional cost of sales	(65,399)	(98)
Gross Profit	1,281,019	1,721,278
Operating expenses excluding amortisation of goodwill	(1,373,347)	(1,516,112)
Other operating income - net	17,590	3,306
Exceptional operating income / (expense)	(62,438)	(38,170)
	(137,176)	170,302
Goodwill amortisation	(33,816)	(34,848)
Operating Profit / (Loss)	(170,992)	135,454
Share in pre-tax results of associated companies	7,657	3,871
Exceptional share in pre-tax results of associated companies	1,796	-
Financial expense - net	(121,964)	(62,990)
Profit / (Loss) before Taxes	(283,503)	76,335
Taxes	(35,033)	(19,500)
Minority interest	512	(45)
Net Profit / (Loss)	(318,024)	56,790
Data per ordinary share (rounded to the nearest Euro cent)		
Net profit / (loss) before amortisation of goodwill	(2.60)	0.82
Net profit / (loss) before amortisation of goodwill, fully diluted	(2.55)	0.82
Net profit / (loss)	(2.91)	0.50
Net profit / (loss), fully diluted	(2.85)	0.50
Weighted average no. of ordinary shares outstanding	109,459,256	108,975,339
Weighted average no. of fully diluted ordinary shares outstanding	111,157,415	110,235,424
Operating profit before amortisation of goodwill and exceptional items (EBITA before exceptional items)	(9,339)	208,570

Consolidated Balance Sheet as at December 31

(Before appropriation of net profit)

(EUR 000's)	2003	2002 Restated
Assets		
Non-current Assets		
Intangible fixed assets	585,095	652,397
Tangible fixed assets	185,125	261,838
Financial fixed assets	65,556	45,721
Deferred taxes	44,712	91,129
	880,488	1,051,085
Current Assets		
Inventories	615,422	817,138
Trade receivables	836,259	1,257,646
Other receivables and prepayments	72,763	137,025
Cash and deposits	198,530	44,995
	1,722,974	2,256,804
	2,603,462	3,307,889
Shareholders' Equity and Liabilities		
Shareholders' Equity[1]	542,502	928,575
Minority Interest[1]	59	3,649
Subordinated Debt[1]	150,000	150,000
Non-current Liabilities		
Provisions	159,976	174,114
Long-term debt	-	703,157
Other long-term liabilities	2,058	1,456
	162,034	878,727
Current Liabilities		
Trade payables and other current liabilities	775,475	1,116,159
Short-term debt and current portion of long-term debt	973,392	230,779
	1,748,867	1,346,938
	2,603,462	3,307,889
1 Risk bearing Capital	692,561	1,082,224

Consolidated Statement of Changes in Shareholders Equity

Shareholders' Equity

(EUR 000's):	2003	2002
Shareholders' equity at January 1	**928,575**	999,220
Net profit / (loss) for the year	**(318,024)**	56,790
Exercise of stock dividend option	**-**	29,846
Interim dividend paid for the year	**-**	(16,418)
Dividends on ordinary shares	**(19,702)**	(56,240)
Dividends on cumulative preference shares	**-**	(2,284)
Effect on equity from movement in foreign exchange rates	**(48,347)**	(82,339)
Shareholders' equity at December 31	**542,502**	928,575

Consolidated Statement of Cash Flows for the year ended December 31

(EUR 000's)	2003	2002 Restated
Operating Activities		
Operating profit / (loss) after exceptional items[1] adjusted for:	(170,992)	135,454
Depreciation and amortisation	83,880	99,719
Non cash movement exceptional items	29,344	(60,277)
Changes in working capital:		
- Inventories	38,195	62,610
- Receivables	148,210	27,104
- Trade and other creditors	(120,618)	(39,860)
Changes in provisions	(8,674)	(5,782)
Operating cash flow	(655)	218,968
Interest received	5,766	5,678
Dividends received from associates	1,782	1,529
Interest paid and similar charges	(115,170)	(70,208)
Taxes paid	(16,560)	(21,943)
Net Cash from operational Activities	(124,837)	134,024
Investing Activities		
Purchase of fixed assets	(39,181)	(97,913)
Sale of fixed assets	48,415	88,094
Acquisitions of subsidiaries, net of cash acquired	(4,857)	(21,304)
Divestments of / (Investments in) subsidiaries, participations and other investments	210,492	22,581
Other investments and receivables - net	8,479	(3,033)
Net Cash used in investing Activities	223,348	(11,575)

(EUR 000's)	2003	2002 Restated
Financing Activities		
Proceeds from long-term loans and similar instruments	213,941	526,558
Payments of long-term loans and similar instruments	(208,974)	(440,006)
Dividends paid to minority interests	-	(524)
Dividends paid to shareholders	(21,985)	(45,093)
Net Cash from financing Activities	(17,018)	40,935
Net increase in Cash and Cash Equivalents	81,493	163,384
Change in Cash and Cash Equivalents		
At January 1	(115,745)	(317,544)
Net increase in cash and cash equivalents	81,493	163,384
Currency translation effects	(11,563)	38,415
At December 31	(45,815)	(115,745)
Cash and Cash Equivalents comprise:		
Cash and deposits	198,530	44,995
Short-term debt	(244,345)	(160,740)
	(45,815)	(115,745)

[1] Net Cash from exceptional Items (excluding proceeds from divestments and proceeds from sale of fixed assets)	(98,413)	(94,916)

Summary organic growth

Organic growth	Actual HY1 2003	Actual Q3 2003	**Actual Q4 2003**	**Actual Full Year 2003**	*Actual HY1 adj. 2003* [1]	*Actual Q3 adj. 2003* [1]	***Actual Q4 adj. 2003*** [1]	***Actual FY adj. 2003*** [1]
PPS Europe [2]	-9,9%	-8,5%	**-5,4%**	**-8,4%**	*-9,8%*	*-7,7%*	***-4,9%***	***-8,0%***
PPS UK [2]	*-18,6%*	*-11,1%*	*-4,1%*	*-13,4%*	*-19,3%*	*-11,1%*	*-4,1%*	*-13,8%*
PPS Europe excluding UK [2]	*-5,9%*	*-7,4%*	*-5,9%*	*-6,3%*	*-5,4%*	*-6,3%*	*-5,2%*	*-5,6%*
PPS North America	-6,8%	-9,1%	**-7,0%**	**-7,4%**	*-6,8%*	*-9,1%*	***-7,0%***	***-7,4%***
PPS Asia-Pacific	5,0%	1,3%	**-4,7%**	**1,4%**	*5,1%*	*1,3%*	***-4,8%***	***1,3%***
PPS total [2]	-8,0%	-7,8%	-5,7%	-7,4%	*-7,9%*	*-7,3%*	*-5,4%*	*-7,1%*
ITPS	13,9%	*n.a.*	***n.a.***	**13,9%**				
Agencies/CE	2,6%	-5,8%	**-0,8%**	**-0,7%**				
Total Group [2]	-3,5%	-7,6%	**-5,2%**	**-4,9%**				

[1] Adjusted organic growth is organic growth on a same working day basis, because of the significant differences in the timing of seasonal and bank holidays

[2] The organic growth adjusted for working days slightly differs from the growth reported in the third quarter 2003, due to a € 14 million adjustment at Hagemeyer UK of the amount of estimated direct shipments, resulting in lower sales in the period January 2003 until September 2003

Annex VI

Financial review operations 2003

Professional Products and Services (PPS) Total

(EUR millions)	**2003**	2002 restated
Net sales	**5,061.9**	5,876.2
Gross profit (before exceptional items)	**1,132.1**	1,377.8
Gross profit as a % of net sales	**22.4%**	23.4%
Operating expenses (before exceptional items)	**(1,178.5)**	(1,231.2)
Other operating (expense)/income	**3.7**	0.2
EBITA (before exceptional items)	**(42.7)**	146.9
EBITA as a % of net sales	**(0.8%)**	2.5%
Working capital as a % of net sales	**16.4%**	18.1%

During 2003 the PPS-market as a whole did not show a recovery versus the prior year, although developments varied per region. In particular, market conditions in the USA, Germany and the UK continued to be difficult. In addition, uncertainty about the Group's financial position has caused loss of sales and margin. Consequently, organic growth for the full year was 7.4% negative, reflecting negative growth of 8.0% in the first half and negative growth of 6.8% in the second half of the year.

Continuing difficult economic conditions resulted in further pricing pressure. In addition, operational problems experienced in the UK had a substantial negative effect on gross profit. All in all this resulted in a gross margin decrease for total PPS from 23.4% in 2002 to 22.4% in 2003.

The significant decrease in EBITA margin, from 2.5% in 2002 to 0.8% negative, is mainly due to the high operational gearing.

In 2003, measures to reduce operational costs and increase productivity resulted in a reduction of headcount by approximately 1,300 FTE's. Furthermore, as part of Hagemeyer's strategic program, regional distribution centres have gone live during 2003 in the UK, the USA and Central Europe.

PPS Europe

(EUR millions)	2003	2002 restated
Net sales	**3,353.3**	3,867.9
Gross profit (before exceptional items)	**759.2**	916.8
Gross profit as a % of net sales	**22.6%**	23.7%
Operating expenses (before exceptional items)	**(808.9)**	(815.2)
Other operating (expense)/income	**3.1**	3.9
EBITA (before exceptional items)	**(46.6)**	105.5
EBITA as a % of net sales	**(1.4%)**	2.7%
Working capital as a % of net sales	**16.1%**	17.2%

Net sales for the year ended December 31, 2003 were EUR 3,353.3 million, a decrease of 15.3% compared to the prior year. Divestments resulted in a decrease in sales of EUR 76.4 million. Foreign exchange rate movements had a negative effect on sales of EUR 129.3 million.

For the full year, organic growth was 8.4% negative (EUR 308.9 million), with the first and the second half showing a negative 9.9% and a negative 7.0%, respectively.

Developments in the high-volume markets Germany and the UK were negative. Due to continued operational problems following the introduction of the ERP system at Newey & Eyre in August 2002, and the commissioning of a new regional distribution centre, market share was lost during 2003 in the UK, contributing to 13.8% negative organic growth on a comparable working day basis and an organic sales loss of EUR 148.8 million. In addition to the tough economic conditions, sales in Germany were to some extent negatively impacted by the internal focus on the restructuring program 'Winner', that was successfully implemented during 2003. The Winner program will continue in 2004. Finally, uncertainty about the financial position of the Group had a negative impact on sales in the second half of 2003.

Gross profit for the year was EUR 759.2 million, a decrease of EUR 157.6 million compared to the prior year. Gross profit as a percentage of net sales decreased from 23.7% in 2002 to 22.6%. This decrease is due to continued pricing pressure, caused by further deteriorating economic conditions and a change in the sales mix at PPS Europe. In addition, the operational problems in the UK negatively impacted gross profit. Gross margin in the UK decreased from 25.7% in 2002 to 22.1% in 2003.

As reported previously, operational and administrative problems related to the implementation of Hagemeyer's new ERP system in August 2002 in the UK, caused a serious disruption in financial reporting. Due to these problems a degree of estimation was required in allocating certain items between gross profit and exceptional items, as well as between *business disruption* and *prior years adjustments* within exceptional items, as included in the UK's result from operations for 2003.

EBITA (before exceptional items) decreased from EUR 105.5 million in 2002 (restated) to EUR 46.6 million negative in 2003. As a percentage of net sales, the EBITA margin

decreased from 2.7% in 2002 (restated) to 1.4% negative. The significant decrease in EBITA margin reflects the high operational gearing of our operations. EBITA was in particular negatively impacted by the EBITA loss of EUR 108.8 million for the UK operations (2002 restated: EUR 19.9 million profit).

Average net working capital as a percentage of net sales for PPS Europe improved from 17.2 % in 2002 to 16.1 % in 2003. This reflects an improvement in working capital utilisation, notwithstanding the pressure on accounts payable as a result of uncertainty about the financial position of the Group in the second half of 2003.

PPS North America

(EUR millions)	**2003**	2002 restated
Net sales	**1,254.8**	1,560.8
Gross profit (before exceptional items)	**270.1**	357.3
Gross profit as a % of net sales	**21.5%**	22.9%
Operating expenses (before exceptional items)	**(280.3)**	(332.0)
Other operating (expenses)/income	**0.7**	(4.0)
EBITA (before exceptional items)	**(9.6)**	21.7
EBITA as a % of net sales	**(0.8%)**	1.4%
Working capital as a % of net sales	**18.4%**	21.3%

Net sales for the year ended December 31, 2003 were EUR 1,254.8 million, a decrease of 19.6% compared to EUR 1,560.8 million in 2002. Acquisitions had a positive effect on sales of EUR 39.3 million. The negative effect of foreign exchange rate movements on sales was EUR 247.6 million.

The recovery in the US manufacturing sector, in which Hagemeyer North America generates approximately 75% of its sales, has been sluggish and, more importantly, the decline in the number of jobs in this sector has continued. In addition, uncertainty about the financial position of the Group negatively impacted sales and gross margin in the second half of the year. Consequently, organic growth for 2003 was 7.4% negative (EUR 97.6 million), with the first and the second half showing a negative 6.8% and a negative 8.1%, respectively.

Gross profit for the year ended December 31, 2003 was EUR 270.1 million, or 21.5% as a percentage of net sales (2002: 22.9%). Gross profit declined as a result of a combination of lower volumes, difficult market conditions, and the uncertainty about the Group's financial position.

EBITA at December 31, 2003 was EUR 9.6 million negative (2002 restated: EUR 21.3 million profit). EBITA as a percentage of net sales was 0.8% negative. Despite further cost reductions, the declining sales volume and lower gross margins resulted in a significantly lower EBITA.

Furthermore, despite the rapid sales decline, the working capital efficiency increased, resulting in an improvement of the working capital ratio from 21.6% to 18.4%.

PPS Asia-Pacific

(EUR millions)	**2003**	2002 restated
Net sales	**453.8**	447.6
Gross profit (before exceptional items)	**102.8**	103.7
Gross profit as a % of net sales	**22.7%**	23.2%
Operating expenses (before exceptional items)	**(89.2)**	(83.9)
Other operating (expense)/income	**-**	0.3
EBITA (before exceptional items)	**13.5**	20.1
EBITA as a % of net sales	**3.0%**	4.5%
Working capital as a % of net sales	**12.8%**	13.6%

Net sales showed a slight increase from EUR 447.6 million in 2002 to EUR 453.8 million. The positive effect of foreign exchange rate movements on sales was EUR 0.1 million.

For the full year organic growth was 1.4% (EUR 6.1 million). Whereas during the first half of 2003 organic growth was 5.0%, the second half showed 1.7% negative organic growth. The deterioration in the second half of the year is partly due to less favourable market circumstances. In addition, uncertainty about the financial position of the Group negatively impacted sales and gross margin in the second half of the year. Finally, sales were also slightly negatively impacted by the implementation of Hagemeyer's ERP system at Hagemeyer Electrical Group. Although the phased implementation, which was completed in October 2003, in general has been very successful, some loss of sales occurred, mainly as a result of employee-training and reduced systems-support during go-live at branches.

Gross profit for the year ended December 31, 2003 was EUR 102.8 million, or 22.7% as a percentage of net sales (2002: 23.2%). The decrease in gross margin is mainly due to the increased pressure on pricing and the uncertainty about the Group's financial position in the second half of the year.

The completion of the implementation of the ERP-system has increased HEG's cost base in 2003, but also allows the company to focus fully on the further expansion of its electrical, safety and MRO business.

More efficient inventory utilisation at HEG resulted in a further improvement of the working capital ratio from 13.6% in 2002 to 12.8% in 2003.

Agencies / Consumer Electronics

(EUR millions)	**2003**	2002 restated
Net sales	**598.7**	819.9
Gross profit (before exceptional items)	**173.4**	245.0
Gross profit as a % of net sales	**29.0%**	29.9%
Operating expenses (before exceptional items)	**(140.1)**	(179.1)
Other operating (expenses)/income	**14.7**	0.4
EBITA (before exceptional items)	**48.0**	66.3
EBITA as a % of net sales	**8.0%**	8.1%
Working capital as a % of net sales	**19.4%**	19.7%

Net sales of the Agencies / Consumer Electronics division for 2003 were EUR 598.7 million, a decrease of EUR 221.2 million, or 27.0% compared to the prior year. Foreign exchange rate movements negatively impacted sales by EUR 45.5 million. EUR 171.8 million of the decrease is attributable to the net effect of divestments and acquisitions, mainly as a consequence of the transfer of the Puma agency agreement in Japan. For the full year the division generated organic growth of 0.7% negative, with the first and the second half showing a positive 2.6% and a negative 3.2%, respectively. The decrease in the second half of the year is mainly due to less favourable market circumstances and the uncertainty about the Group's financial position. Within the division, HCL achieved positive organic growth, whilst Haagtechno and Fodor recorded negative organic growth. GPX recorded strong organic growth.

Gross margin declined mainly as a result of increased pricing pressure, uncertainty about the financial position of the Group and changes in the business mix.

In 2003 the division realised an EBITA of EUR 48.0 million (2002 restated: EUR 66.3 million). EBITA as a percentage of net sales decreased from 8.1% in 2002 (restated) to 8.0% in 2003.

Working capital utilisation, calculated as a percentage of net sales, improved from 19.7% in 2002 to 19.4% in 2003.

Information Technology Products and Services (ITPS)

(EUR millions)	**2003**	2002 restated
Net sales	**677.2**	1,647.3
Gross profit (before exceptional items)	**40.9**	98.5
Gross profit as a % of net sales	**6.0%**	6.0%
Operating expenses (before exceptional items)	**(28.3)**	(68.4)
Other operating (expense)/income	**0.1**	1.1
EBITA (before exceptional items)	**12.7**	31.2
EBITA as a % of net sales	**1.9%**	1.9%
Working capital as a % of net sales	**8.4%**	6.5%

On June 13, 2003 the sale of Tech Pacific to Techpac Holdings Limited (effective June 1, 2003) was announced. Consequently, only sales and EBITA for the first five months have been included in the 2003 figures. Hagemeyer's remaining interest in Techpac Holdings Limited (31.5%) is accounted for under Results of Associated Companies as from June 2003 onwards.

Pro forma financial review

- adjusted for the impact of divestment and/or transfer of ITPS, Stokvis Tapes Group (PPS) and Puma (ACE) -

PRO-FORMA PROFIT & LOSS
(in €millions)

	GROUP - HY1			GROUP - HY2			GROUP - FULL YEAR		
	Actual 2003	Effect of divestment / transfer	Pro-forma Actual 2003	Actual 2003	Effect of divestment / transfer	Pro-forma Actual 2003	Actual 2003	Effect of divestment / transfer	Pro-forma Actual 2003
Net sales	3.437,8	761,0	2.686,8	2.900,0	26,7	2.874,3	6.337,8	776,7	5.561,1
Gross Profit	683,7	69,5	623,8	662,7	3,4	643,3	1.346,4	73,3	1.267,1
Operating expenses	(716,6)	(43,6)	(672,0)	(657,5)	(7,2)	(650,7)	(1.373,4)	(50,7)	(1.322,7)
Other operating (expense)/income	16,6	14,9	0,7	2,0	(0,2)	2,2	17,6	14,7	2,9
EBITA (before exceptional items)	(6,2)	41,3	(47,6)	(3,2)	2,0	(5,2)	(9,4)	43,3	(52,7)
__As a percentage of net sales:__									
Gross Profit	20,2%		23,2%	22,5%		22,4%	21,2%		22,8%
Operating expenses	20,4%		25,0%	22,6%		22,6%	21,4%		23,7%
EBITA (before exceptional items)	-0,2%		-1,8%	-0,1%		-0,2%	-0,1%		-0,9%
NWC to sales ratio	14,9%	7,4%	17,0%	15,1%	8,9%	15,9%	15,1%	8,9%	15,9%
EBITDA (before exceptional items)	20,9	43,4	(22,5)	19,7	2,6	17,1	40,6	46,1	(5,4)

	PPS - HY1			PPS - HY2			PPS - FULL YEAR		
Net sales	2.490,9	39,8	2.451,1	2.571,0	25,7	2.545,3	5.061,9	65,4	4.996,5
Gross Profit	572,4	14,2	558,2	559,7	9,4	550,3	1.132,1	23,6	1.108,5
Operating expenses	(603,0)	(11,3)	(591,7)	(575,5)	(7,2)	(568,3)	(1.178,5)	(18,5)	(1.160,0)
Other operating (expense)/income	2,2	-	2,2	1,5	(0,2)	1,7	3,7	(0,2)	3,9
EBITA (before exceptional items)	(28,4)	2,9	(31,3)	(14,3)	2,0	(16,3)	(42,7)	4,9	(47,6)
__As a percentage of net sales:__									
Gross Profit	23,0%		22,8%	21,8%		21,6%	22,4%		22,2%
Operating expenses	24,1%		23,3%	21,6%		21,6%	22,5%		22,4%
EBITA (exceptional items)	-1,1%		-1,3%	-0,6%		-0,6%	-0,8%		-1,0%
NWC to sales ratio	17,6%	13,0%	17,6%	16,4%	11,5%	16,4%	16,4%	11,5%	16,4%
EBITDA (before exceptional items)	(6,6)	3,7	(10,3)	4,8	2,6	2,2	(1,8)	6,3	(8,1)

	ACE - HY1			ACE - HY2			ACE - FULL YEAR		
Net sales	269,8	34,1	235,7	328,9	-	328,9	598,7	34,1	564,6
Gross Profit	80,4	14,8	65,6	93,0	-	93,0	173,4	14,8	158,6
Operating expenses	(67,4)	(4,1)	(63,3)	(72,7)	-	(72,7)	(140,1)	(4,1)	(136,0)
Other operating (expense)/income	14,1	14,9	(0,8)	0,6	-	0,6	14,7	14,9	(0,2)
EBITA (before exceptional items)	27,1	25,6	1,5	20,9	-	20,9	48,0	25,6	22,4
__As a percentage of net sales:__									
Gross Profit	29,8%		27,8%	28,3%		28,3%	29,0%		28,1%
Operating expenses	19,8%		27,2%	21,9%		21,9%	20,9%		24,1%
EBITA (before exceptional items)	10,0%		0,6%	6,4%		6,4%	8,0%		4,0%
NWC to sales ratio	19,8%	15,1%	20,7%	19,4%	18,2%	19,5%	19,4%	18,2%	19,5%
EBITDA (before exceptional items)	30,3	25,6	4,7	23,9	-	23,9	54,2	25,6	28,6

	CORPORATE & OTHER - HY1			CORPORATE & OTHER - HY2			CORPORATE & OTHER - FULL YEAR		
EBITA (before exceptional items)	(17,7)	-	(17,7)	(9,8)	-	(9,8)	(27,5)	-	(27,5)
EBITDA (before exceptional items)	(16,9)	-	(16,9)	(9,0)	-	(9,0)	(25,9)	-	(25,9)

Unaudited Pro Forma Consolidated Balance Sheet

(Adjusted for the impact of the completed refinancing)

(EUR 000's)	2003	Impact of completed refinancing	Pro Forma Balance Sheet 2003
Assets			
Non-current Assets			
Intangible fixed assets	585,095	-	585,095
Tangible fixed assets	185,125	-	185,125
Financial fixed assets	65,556	-	65,556
Deferred taxes	44,712	-	44,712
	880,488	-	880,488
Current Assets			
Inventories	615,422	-	615,422
Trade receivables	836,259	-	836,259
Other receivables and prepayments	72,763	-	72,763
Cash and deposits	198,530	(148,530)	50,000
	1,722,974	(148,530)	1,574,444
	2,603,462	(148,530)	2,454,932
Shareholders' Equity and Liabilities			
Shareholders' Equity	542,502	432,000	974,502
Minority Interest	59	-	59
Subordinated Debt[1]	150,000	-	150,000
Non-current Liabilities			
Provisions	159,976	-	159,976
Long-term debt	-	392,862	392,862
Other long-term liabilities	2,058	-	2,058
	162,034	392,862	554,896
Current Liabilities			
Trade payables and other current liabilities	775,475	-	775,475
Short-term debt and current portion of long-term debt	973,392	(973,392)	-
	1,748,867	(973,392)	775,475
	2,603,462	(148,530)	2,454,932

[1] Risk bearing Capital	692,561	432,000	1,124,561

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Naarden - 3 maart 2004 - Hagemeyer, de internationale business to business distributie services groep, maakt vandaag haar resultaten over 2003 bekend en bevestigt de vooruitzichten voor 2004.

- **Resultaten grotendeels in lijn met eerder uitgesproken verwachtingen:**
  - Cash Earnings: EUR 284,2 miljoen negatief
  - EBITDA totale Groep: EUR 40,6 miljoen
- **Vrije kasstroom (inclusief opbrengst van desinvesteringen): EUR 76,5 miljoen**
- **Netto rentedragende schuld met EUR 113,5 miljoen (11%) afgenomen tot EUR 926,9 miljoen**
- **Herfinancieringsplan in februari 2004 succesvol afgerond**
- **Plannen voor herstel bedrijfsresultaat PPS in gang gezet en boeken voortgang**
- **Cash Earnings voor 2004 naar verwachting nog steeds aanzienlijk negatief, verwachte verbetering hoofdzakelijk in het tweede halfjaar**

Kerncijfers

(x EUR miljoen)	2003	2002 herzien [2]
Omzet	**6.337,8**	8.343,5
EBITDA (voor bijzondere posten)	**40,6**	269,9
EBITA (voor bijzondere posten) [1]	**(9,3)**	208,6
Bijzondere posten [2]	**(126,0)**	(38,3)
EBITA (na bijzondere posten)	**(135,4)**	170,3
Cash Earnings (resultaat uit gewone bedrijfsuitoefening na belastingen voor afschrijving goodwill) [2, 3]	**(284,2)**	91,7
Cash Earnings per aandeel (x EUR) [3, 4]	**(2,60)**	0,82
Netto resultaat	**(318,0)**	56,8

Autonome groei (%)	**(4,9%)**	(2,0%)
Vrije kasstroom [5]	**76,5**	76,8
Netto rentedragende schuld	**926,9**	1.040,4

1. Bedrijfsresultaat voor afschrijving goodwill
2. In overeenstemming met de gewijzigde richtlijnen voor de jaarverslaggeving zijn buitengewone baten en lasten met ingang van 1 januari 2003 opgenomen in het bedrijfsresultaat. De vergelijkende cijfers voor 2002 zijn dienovereenkomstig aangepast en een bedrag van EUR 95,8 miljoen negatief voor belastingen is geherclassificeerd naar bijzondere posten. In 2002 was dit bedrag, onder aftrek van belasting, opgenomen in het buitengewoon resultaat na belastingen. Bovendien is een bedrag van EUR 57,5 miljoen, verbandhoudend met boekwinsten op de verkoop van materiële vaste activa in 2002, geherclassificeerd naar bijzondere posten aangezien deze winsten vanaf 1 januari 2003 onder de definitie van bijzondere posten vallen.
3. Netto resultaat voor afschrijving goodwill
4. Afgerond op hele Eurocenten
5. Netto kasstroom uit bedrijfsactiviteiten, netto investeringen/desinvesteringen, kasstroom uit bijzondere posten, opbrengst uit desinvesteringen en betaalde dividenden.

Reactie van de CFO
Tjalling Tiemstra, de CFO van Hagemeyer zegt in een reactie op de resultaten over 2003: 'Hagemeyer heeft een hele moeilijke periode van financiële onzekerheid achter de rug. Na de succesvolle financiële herstructurering en de implementatie van het nieuwe financieringspakket kunnen wij ons nu volledig richten op het herstel van onze bedrijfsresultaten. Wij zullen ons met name richten op herstel van onze activiteiten in de UK, het verbeteren van de winstgevendheid in Duitsland en de USA en de verbetering van het rendement op het geïnvesteerd vermogen. Volledig herstel zal echter tijd kosten en is ook afhankelijk van de verbetering van marktomstandigheden.'

Financiële resultaten
De netto omzet over 2003 bedroeg EUR 6.337,8 miljoen ten opzichte van EUR 8.343,5 miljoen in het voorgaande jaar. Het netto effect van desinvesteringen en acquisities leidde tot een omzetafname van EUR 1.236,4 miljoen. Dit had met name betrekking op de desinvestering van Tech Pacific en Stokvis Tapes Groep, alsmede de overdracht van het Puma agentschap in Japan. Het negatieve effect van wisselkoersmutaties op de omzet bedroeg EUR 447,6 miljoen.

Over het gehele jaar was sprake van een negatieve autonome groei van 4,9% (EUR 321,7 miljoen), waarbij de autonome groei in de eerste en in de tweede helft van het jaar respectievelijk 3,5% negatief en 6,4% negatief was. Het aandeel van de divisie Professional Products en Services (PPS) in de totale netto omzet bedroeg EUR 5.061,9 miljoen, of wel 80% (in 2002 was dit EUR 5.876,2 miljoen of wel 70%). De autonome groei voor de divisie PPS was gedurende het eerste halfjaar 8,0% negatief en in het tweede halfjaar 6,8% negatief.

Het bruto omzetresultaat over 2003 bedroeg EUR 1.346,4 miljoen, een daling ten opzichte van het voorgaande jaar met EUR 375,0 miljoen. De brutomarge nam toe van 20,6% in 2002 tot 21,2% in 2003. Deze toename is het resultaat van een verandering in de samenstelling van de omzet van de Groep, in het bijzonder het verminderde aandeel van ITPS, dat wordt gekenmerkt door lage marges.

EBITDA (voor bijzondere posten) over 2003 bedroeg EUR 40,6 miljoen, een daling van EUR 229,3 miljoen ten opzichte van de herziene EBITDA voor 2002. De EBITDA marge was 0,6% ten opzichte van 3,2% in 2002. De sterke afname van de EBITDA is voornamelijk het gevolg van zwakke marktomstandigheden in de kerndivisie PPS en met name het voortdurende effect van het verlies van marktaandeel, alsmede hogere bedrijfslasten in de UK.

Maatregelen om de operationele kosten te reduceren en de productiviteit te verhogen resulteerden onder meer in het terugbrengen van het personeelsbestand in 2003 met ruim 1.400 medewerkers (exclusief de desinvestering van Tech Pacific en Stokvis Tapes Groep en de overdracht van het Puma agentschap).

EBITA (voor bijzondere posten) over 2003 was EUR 9,3 miljoen negatief, een daling van EUR 217,9 miljoen ten opzichte van de herziene EBITA 2002. De EBITA marge was 0,1% negatief ten opzichte van 2,5% in het voorgaande jaar.

De ***netto bijzondere posten*** in 2003 bedroegen EUR 126,0 miljoen en zijn als volgt samengesteld:

(x EUR miljoen)

• Netto boekwinst, met name verbandhoudend met de desinvesteringen van Tech Pacific, Stokvis Tapes Groep en Pluz.	41,6
• Centraliseren van magazijnen	(35,5)
• Terugbrengen van het personeelsbestand	(27,7)
• Verstoringen van de bedrijfsprocessen in de UK	(24,8)
• Ontwikkeling en implementatie van Hagemeyers ERP systemen	(24,4)
• Regelgeving en risicomanagement, waarvan EUR 19,1 miljoen betrekking heeft op een toevoeging aan de voorzieningen inzake silicose en asbest claims in de USA	(20,1)
• Herstructurering van het vestigingennetwerk, exclusief afvloeiingskosten	(13,6)
• Aanpassingen van het resultaat uit voorgaande jaren	(12,5)
• Herstructurering bestaande informatie systemen, inclusief *double running* kosten	(8,6)
• Aan de ERP systemen gerelateerde herwaardering van activa en passiva, als gevolg van ontbrekende en/of inaccurate gegevens	(5,4)
• Implementatie van shared service centres	(5,1)
• Verschillende andere bijzondere posten	10,1

In het netto resultaat voor 2002 was een bedrag aan buitengewone lasten begrepen van EUR 95,8 miljoen. Daarnaast was in de post overige bedrijfsopbrengsten in 2002 een bedrag van EUR 57,5 miljoen begrepen aan boekwinsten, gerealiseerd op de verkoop van materiële vaste activa. Beide bedragen zijn geherclassificeerd naar bijzondere posten.

Gedurende het jaar werd EUR 27,1 miljoen van de herstructurerings- en reorganisatie-voorzieningen aangewend. Hiervan had circa EUR 15,4 miljoen betrekking op kosten voor reorganisaties in de PPS divisie. Hierin waren kosten begrepen voor de stroomlijning van de logistieke infrastructuur, rationalisering van het vestigingennetwerk in Europa en Noord-Amerika en het terugbrengen van het personeelsbestand. Een verder bedrag van EUR 8,5 miljoen had betrekking op reorganisatie en reductie van het personeelsbestand in de divisie Agencies/Consumer Electronics.

De ***afschrijvingen***, inclusief afschrijving op goodwill, bedroegen in 2003 EUR 83,8 miljoen, tegen EUR 96,2 miljoen in 2002. Het aandeel in resultaat deelnemingen voor belastingen nam toe van EUR 3,9 miljoen in 2002 tot EUR 7,7 miljoen in 2003, voornamelijk toe te schrijven aan het resterende belang van 31,5% in Tech Pacific, dat vanaf 1 juni 2003 wordt verantwoord onder aandeel in resultaat deelnemingen.

De ***netto financiële lasten*** namen toe van EUR 63,0 miljoen in 2002 tot EUR 122,0 miljoen in het verslagjaar. Deze toename was voornamelijk het gevolg van een combinatie van de hogere marktrente, deels gecompenseerd door een lagere financieringsbehoefte en het positieve effect van wisselkoersmutaties. Hierin is ook een

bedrag van EUR 45,0 miljoen begrepen voor *standstill-* en advieskosten verbandhoudend met de herfinanciering van de Groep.

De post ***belastingen*** bedroeg EUR 35,0 miljoen, inclusief een afschrijving van EUR 30,2 miljoen aan latente belastingen, voornamelijk in de UK en de USA.

De ***cash earnings*** (het resultaat uit gewone bedrijfsuitoefening na belastingen en voor afschrijving goodwill) was per 31 december 2003 EUR 284,2 miljoen negatief ten opzichte van EUR 91,7 miljoen positief in 2002 (herzien). Per aandeel daalden de cash earnings EUR 0,82 in 2002 (herzien) tot EUR 2,60 negatief in 2003.

Het ***resultaat na belastingen*** over 2003 was EUR 318,0 negatief (2002: EUR 56,8 positief).

Financiële positie
De ***totale vaste activa*** bedroegen per jaareinde EUR 2.603,5 miljoen, een afname van EUR 698,6 miljoen ten opzichte van vorig jaar. Het netto effect van overnames en desinvesteringen heeft geleid tot een afname van de totale activa met EUR 334,5 miljoen. Wisselkoersmutaties hadden een negatief effect van ruim EUR 157,9 miljoen.

Het ***gemiddelde werkkapitaal*** als percentage van de omzet voor de Groep nam licht toe van 14,9% in 2002 tot 15,1% in 2003. De toename is volledig toe te schrijven aan de desinvestering van Tech Pacific (6,7% netto werkkapitaal/netto omzet in 2002). De PPS divisie realiseerde een verbetering van 18,1% in 2002 tot 16,4% in 2003. Dit als gevolg van efficiënter gebruik van werkkapitaal, ondanks de druk op de post handelscrediteuren als gevolg van onderzekerheid over de financiële positie van de Groep. Ook het gemiddelde werkkapitaal als percentage van de netto omzet bij de divisie Agencies/Consumer Electronics verbeterde en wel van 19,7% in 2002 tot 19,4% in 2003.

Het netto handelswerkkapitaal voor de Groep bedroeg per jaareinde EUR 923,1 miljoen (2002: EUR 1.299,9 miljoen). Het totale netto werkkapitaal bedroeg EUR 749,0 miljoen (2002: EUR 1.095,7 miljoen).

Het netto handelswerkkapitaal van de PPS divisie bedroeg per 31 december 2003 EUR 815,8 miljoen, een daling van EUR 217,7 miljoen ten opzichte van 31 december 2002. In deze daling is een bedrag van EUR 63,8 aan positieve effecten van wisselkoers-mutaties begrepen.

De post ***immateriële vaste activa*** bedroeg per jaareinde EUR 585,1 miljoen. Hiervan had EUR 67,9 miljoen betrekking op geactiveerde uitgaven voor softwarelicenties, alsmede het programmeren en testen van het ERP-systeem. Daarnaast is per 31 december 2003 EUR 510,4 miljoen geactiveerde goodwill als immateriële activa opgenomen.

Het ***eigen vermogen*** nam af van EUR 928,6 miljoen per eind 2002 tot EUR 542,5 miljoen per eind 2003. Deze daling is het gevolg van het netto verlies in 2003, het

negatieve effect van wisselkoersmutaties en slotdividenden over 2002, die gedurende het jaar zijn uitgekeerd. Voor nadere details wordt verwezen naar bijlage III.

De ***kasstroom uit bedrijfsactiviteiten*** (zie bijlage IVa) bedroeg in het verslagjaar EUR 0,7 miljoen negatief, een afname van EUR 219,6 miljoen ten opzichte van 2002. De afname is voornamelijk het gevolg van de lagere EBITDA.
De investering in materiële vaste activa bedroeg EUR 44,0 miljoen in 2003, in vergelijking met EUR 122,3 miljoen in 2002. Ontvangsten uit de verkoop van materiële vaste activa bedroegen EUR 56,9 miljoen (2002: EUR 88,1 miljoen).
De negatieve kasstroom uit bijzondere posten (exclusief de opbrengst van desinvesteringen en verkoop van vaste activa) bedroeg EUR 98,4 miljoen (herzien cijfer over 2002: EUR 94,9 miljoen). De vrije kasstroom bedroeg EUR 76,5 miljoen (2002 herzien: EUR 76,8 miljoen).

De netto rentedragende leningen namen af van EUR 1.040,4 miljoen per ultimo 2002 tot EUR 926,9 miljoen. Deze afname is het gevolg van de positieve kasstroom en het positieve effect van wisselkoersmutaties.

Gebeurtenissen na balansdatum
Op 8 december 2003 heeft Hagemeyer overeenstemming bereikt over een aantal *term sheets* met nagenoeg al haar financiers betreffende een claimemissie en een emissie van converteerbare obligaties, de herstructurering van praktisch alle bestaande financiële verplichtingen en de conversie van de uitstaande cumulatief preferente aandelen in gewone aandelen. Op basis van deze *term sheets* heeft Hagemeyer op of omstreeks 14 januari 2004 verschillende overeenkomsten met deze financiers gesloten. De emissies en de herstructurering van de bestaande financieringen, alsmede de conversie van de preferente aandelen werden succesvol afgerond op 5 februari 2004. Voor nadere informatie verwijzen wij naar eerdere berichtgeving. Het effect van deze herfinanciering wordt weergegeven in bijlage VIII in een aangepaste, niet van een accountantsverklaring voorziene, pro forma balans per 31 december 2003.

Dividend
Hagemeyer heeft over 2003 geen interim-dividend uitgekeerd. Gezien het negatieve resultaat over 2003 zal evenmin een slotdividend over het boekjaar 2003 worden uitgekeerd. Zoals beschreven in het prospectus dd. 16 januari 2004 is het niet waarschijnlijk dat Hagemeyer in de nabije toekomst dividend zal uitkeren.

Vooruitzichten 2004
Gedurende 2003 heeft Hagemeyer een aantal werkmaatschappijen en activiteiten gedesinvesteerd of beëindigd, zoals ITPS, Stokvis Tapes Groep en Puma. Gezamenlijk realiseerden deze activiteiten in 2003 een omzet van EUR 777 miljoen en een EBITDA (voor bijzondere posten) van EUR 46 miljoen. De EBITDA (voor bijzondere posten) van de ondernemingen die deel blijven uitmaken van de Groep was EUR 5 miljoen negatief in 2003. Dit beschouwen wij als de vergelijkbare basis voor 2004. Details van deze pro forma berekening zijn te vinden in bijlage VII van dit persbericht.

Zoals eerder bekendgemaakt, wordt voor 2004 verwacht dat de EBITDA (voor bijzondere posten) van de Groep, op vergelijkbare basis, zal verbeteren ten opzichte van

2003. Verwacht wordt dat deze verbetering hoofdzakelijk in de tweede helft van het jaar zal worden gerealiseerd.

Voor cash earnings zal in 2004 nog steeds sprake zijn van een aanzienlijk verlies, hoewel minder dan in 2003. De verbetering zal hoofdzakelijk in het tweede halfjaar vallen. Verwacht wordt dat de vrije kasstroom (voor desinvesteringen) ook een verbetering te zien zal geven ten opzichte van 2003, maar negatief zal blijven, met name in de eerste helft van het jaar.

Raad van Bestuur
Met ingang van 1 maart 2004 is de heer R.W.A. de Becker aangetreden als CEO. Hij zal worden voorgedragen voor benoeming tot lid van de Raad van Bestuur in de functie van Voorzitter in de jaarlijkse algemene vergadering van aandeelhouders van 21 april 2004.

Jaarverslag/Algemene Vergadering van Aandeelhouders
Hagemeyers jaarverslag over 2003 zal begin april 2004 beschikbaar zijn. De jaarlijkse algemene vergadering van aandeelhouders zal gehouden worden op 21 april 2004 om 14.00 uur in de Heianzaal van Hotel Okura Amsterdam, Ferdinand Bolstraat 333 in Amsterdam.

Naarden, 3 maart 2004
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:
Voor nadere informatie: R.A.J. Hin
035-6957676

Bijlagen: 8

Geconsolideerde winst- en verliesrekening over het kalenderjaar

(x EUR 1.000)	2003	2002 Aangepast
Netto omzet	6.337.791	8.343.472
Kostprijs van de omzet	(4.991.373)	(6.622.096)
Bijzondere kostprijs van de omzet	(65.399)	(98)
Bruto omzetresultaat	1.281.019	1.721.278
Verkoop- en algemene beheerskosten voor afschrijving goodwill	(1.373.347)	(1.516.112)
Overige netto-bedrijfsopbrengsten	17.590	3.306
Bijzondere operationele baten / (lasten)	(62.438)	(38.170)
	(137.176)	170.302
Afschrijving goodwill	(33.816)	(34.848)
Bedrijfsresultaat	(170.992)	135.454
Aandeel in resultaat deelnemingen voor belastingen	7.657	3.871
Bijzonder aandeel in resultaat deelnemingen voor belastingen	1.796	-
Uitkomst der financiële baten en lasten	(121.964)	(62.990)
Resultaat uit gewone bedrijfsuitoefening voor belastingen	(283.503)	76.335
Belastingen	(35.033)	(19.500)
Aandeel van derden	512	(45)
Resultaat na belastingen	(318.024)	56.790
Gegevens per gewoon aandeel (afgerond op hele Eurocenten)		
Netto resultaat voor afschrijving goodwill	(2,60)	0,82
Netto resultaat voor afschrijving goodwill, toekomstige uitgifteverplichtingen meegerekend	(2,55)	0,82
Netto resultaat	(2,91)	0,50
Netto resultaat, toekomstige uitgifteverplichtingen meegerekend	(2,85)	0,50
Gewogen gemiddelde uitstaande gewone aandelen	109.459.256	108.975.339
Gewogen gemiddelde uitstaande gewone aandelen toekomstige uitgifteverplichtingen meegerekend	111.157.415	110.235.424
Bedrijfsresultaat voor afschrijving goodwill en bijzondere posten (EBITA voor bijzondere posten)	(9.339)	208.570

Geconsolideerde balans per 31 december

(voor winstbestemming)

(x EUR 1.000)	2003	2002 Aangepast
Activa		
Vaste activa		
Immateriële vaste activa	585.095	652.397
Materiële vaste activa	185.125	261.838
Financiële vaste activa	65.556	45.721
Actieve belastinglatentie	44.712	91.129
	880.488	1.051.085
Vlottende activa		
Voorraden	615.422	817.138
Handelsdebiteuren	836.259	1.257.646
Overige vorderingen en overlopende activa	72.763	137.025
Liquide middelen	198.530	44.995
	1.722.974	2.256.804
	2.603.462	3.307.889
Passiva		
Eigen vermogen[1]	542.502	928.575
Aandeel van derden[1]	59	3.649
Achtergestelde leningen[1]	150.000	150.000
Langlopende schulden		
Voorzieningen	159.976	174.114
Langlopende schulden	-	703.157
Overige langlopende verplichtingen	2.058	1.456
	162.034	878.727
Kortlopende schulden		
Handelscrediteuren en overige kortlopende schulden	775.475	1.116.159
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden	973.392	230.779
	1.748.867	1.346.938
	2.603.462	3.307.889

1 Garantievermogen	692.561	1.082.224

Geconsolideerd Mutatie-overzicht van het Eigen Vermogen

Eigen vermogen

(x EUR 1.000)	2003	2002
Eigen vermogen per 1 januari	**928.575**	999.220
Resultaat na belastingen	**(318.024)**	56.790
Stockdividend	-	29.846
Betaald interim-dividend over het jaar	-	(16.418)
Dividend op gewone aandelen	**(19.702)**	(56.240)
Dividend op de cumulatief preferente aandelen	-	(2.284)
Koersverschillen	**(48.347)**	(82.339)
Eigen vermogen per 31 december	**542.502**	928.575

Geconsolideerd kasstroomoverzicht over het kalenderjaar

(x EUR 1.000)	2003	2002 Aangepast
Bedrijfsactiviteiten		
Bedrijfsresultaat na bijzondere posten	(170.992)	135.454
aangepast voor:		
Afschrijvingen	83.880	99.719
Bijzondere posten zonder kasstroom	29.344	(60.277)
Mutaties in werkkapitaal:		
- Voorraden	38.195	62.610
- Vorderingen	148.210	27.104
- Handels- en overige crediteuren	(120.618)	(39.860)
Mutaties in voorzieningen	(8.674)	(5.782)
Kasstroom uit bedrijfsoperaties	(655)	218.968
Ontvangen rente	5.766	5.678
Ontvangen dividenden uit deelnemingen	1.782	1.529
Betaalde rente en soortgelijke kosten	(115.170)	(70.208)
Betaalde belastingen	(16.560)	(21.943)
Netto kasstroom uit bedrijfsactiviteiten	(124.837)	134.024
Investeringen		
Aankoop vaste activa	(39.181)	(97.913)
Verkoop vaste activa	48.415	88.094
Verwerving van dochtermaatschappijen, na aftrek van liquide middelen	(4.857)	(21.304)
Desinvesteringen van / (investeringen) in dochtermaatschappijen, overige deelnemingen en overige investeringen	210.492	22.581
Saldo van overige investeringen en vorderingen	8.479	(3.033)
Netto kasstroom uit investeringsactiviteiten	223.348	(11.575)

(x EUR 1.000)	2003	2002 Aangepast
Financieringsactiviteiten		
Opname van langlopende leningen en overige financieringsmiddelen	213.941	526.558
Aflossing van langlopende leningen en overige financieringsmiddelen	(208.974)	(440.006)
Dividenden betaald aan minderheidsbelangen	-	(524)
Dividenden betaald aan aandeelhouders	(21.985)	(45.093)
Netto kasstroom uit financieringsactiviteiten	(17.018)	40.935
Toename van liquide middelen	81.493	163.384
Mutatie in liquide middelen		
Per 1 januari	(115.745)	(317.544)
Toename van liquide middelen	81.493	163.384
Koersverschillen	(11.563)	38.415
Per 31 december	(45.815)	(115.745)
Liquide middelen omvatten:		
Liquide middelen en effecten	198.530	44.995
Schulden aan kredietinstellingen	(244.345)	(160.740)
	(45.815)	(115.745)

[1] **Netto kasstroom uit bijzondere posten (met uitzondering van opbrengsten van desinvesteringen en opbrengsten uit de verkoop van vaste activa)**	(98,413)	(94, 916)

Overzicht autonome groei

	HJ1 2003	Kw.3 2003	**Kw.4 2003**	**Totaal jaar 2003**	*HJ1 gecor. 2003* [1]	*Kw3 gecor. 2003* [1]	*Kw4 gecor. 2003* [1]	*Totaal jaar gecor. 2003* [1]
PPS Europa [2]	-9,9%	-8,5%	**-5,4%**	**-8,4%**	*-9,8%*	*-7,7%*	***-4,9%***	***-8,0%***
PPS UK [2]	*-18,6%*	*-11,1%*	***-4,1%***	***-13,4%***	*-19,3%*	*-11,1%*	***-4,1%***	***-13,8%***
PPS Europa exclusief UK [2]	*-5,9%*	*-7,4%*	***-5,9%***	***-6,3%***	*-5,4%*	*-6,3%*	***-5,2%***	***-5,6%***
PPS Noord-Amerika	-6,8%	-9,1%	**-7,0%**	**-7,4%**	*-6,8%*	*-9,1%*	***-7,0%***	***-7,4%***
PPS Azië-Pacific	5,0%	1,3%	**-4,7%**	**1,4%**	*5,1%*	*1,3%*	***-4,8%***	***1,3%***
PPS totaal [2]	-8,0%	-7,8%	**-5,7%**	**-7,4%**	*-7,9%*	*-7,3%*	***-5,4%***	***-7,1%***
ITPS	13,9%	*n.a.*	***n.a.***	**13,9%**				
Agencies/CE	2,6%	-5,8%	**-0,8%**	**-0,7%**				
Totaal Groep [2]	-3,5%	-7,6%	**-5,2%**	**-4,9%**				

[1] Gecorrigeerde autonome groei = autonome groei op basis van hetzelfde aantal werkbare dagen, gezien de aanzienlijke verschillen in tijdstippen waarop vrije dagen vallen

[2] De autonome groei aangepast voor werkbare dagen vertoont een kleine afwijking tov de derde kwartaal cijfers van de trading update, als gevolg van een aanpassing van de schatting voor directe leveranties ten bedrage van EUR 14 miljoen bij Hagemeyer UK, hetgeen geleid heeft tot lagere omzetten in de periode januari 2003 tot september 2003

Bijlage VI

Financieel overzicht van de bedrijven in 2003

Professional Products en Services (PPS) Totaal

(x EUR miljoen)	**2003**	2002 herzien
Netto omzet	**5.061,9**	5,876,2
Bruto omzetresultaat (voor bijzondere posten)	**1.132,1**	1.377,8
Bruto omzetresultaat als % van de netto omzet	**22,4%**	23,4%
Operationele kosten (voor bijzondere posten)	**(1.178,5)**	(1.231,2)
Overige netto bedrijfsopbrengsten	**3.7**	0.2
EBITA (voor bijzondere posten)	**(42,7)**	146,9
EBITA als % van de netto omzet	**(0,8%)**	2,5%
Werkkapitaal als % van de netto omzet	**16,4%**	18,1%

In 2003 toonde de PPS markt in haar totaliteit geen tekenen van herstel ten opzichte van vorig jaar, ofschoon de ontwikkelingen per regio varieerden. Met name de marktomstandigheden in de USA, Duitsland en de UK bleven moeilijk. Bovendien veroorzaakte de onzekerheid over de financiële positie van de Groep omzet- en margeverlies. Als gevolg hiervan was de autonome groei voor het hele jaar 7,4% negatief, met een negatieve autonome groei van 8,0% in het eerste halfjaar en van 6,8% in het tweede halfjaar.

Voortdurende moeilijke economische omstandigheden resulteerden in verdere prijsdruk. Bovendien hadden de operationele problemen in de UK een aanzienlijk negatief effect op het bruto omzetresultaat. Dit alles resulteerde in een daling van de brutomarge voor de totale divisie PPS van 23,4% in 2002 naar 22,4% in 2003.

De aanzienlijke daling van de EBITA marge, van 2,5% in 2002 naar 0,8% negatief in 2003, is voornamelijk het gevolg van de hoge operationele gearing.

In 2003 hebben maatregelen om de operationele kosten te verlagen en de productiviteit te verbeteren geleid tot het terugbrengen van het personeelsbestand met circa 1.300 FTE's. Bovendien zijn in 2003, als onderdeel van Hagemeyers strategische programma, regionale distributiecentra geopend in de UK, de USA en Centraal Europa.

PPS Europa

(x EUR miljoen)	2003	2002 herzien
Netto omzet	**3.353,3**	3.867,9
Bruto omzetresultaat (voor bijzondere posten)	**759,2**	916,8
Bruto omzetresultaat als % van de netto omzet	**22,6%**	23,7%
Operationele kosten (voor bijzondere posten)	**(808,9)**	(815,2)
Overige netto bedrijfsopbrengsten	**3,7**	0,2
EBITA (voor bijzondere posten)	**(46,6)**	105,5
EBITA als % van de netto omzet	**(1,4%)**	2,7%
Werkkapitaal als % van de netto omzet	**16,1%**	17,2%

De netto omzet over 2003 bedroeg EUR 3.353,3 miljoen, een daling van 15,3% ten opzichte van het voorgaande jaar. Desinvesteringen hadden een daling van de omzet met EUR 76,4 miljoen tot gevolg. Wisselkoersmutaties hadden een negatief effect op de omzet van EUR 129,3 miljoen.

Over het gehele jaar was sprake van 8,4% negatieve autonome groei (EUR 308,9 miljoen). De verdeling over het eerste en het tweede halfjaar was respectievelijk 9,9% negatief en 7,0% negatief.

De ontwikkelingen in de belangrijke markten Duitsland en de UK waren negatief. Als gevolg van voortdurende operationele problemen na de introductie van het ERP systeem bij Newey & Eyre in augustus 2002 en het in bedrijf nemen van een nieuw regionaal distributie centrum, ging in 2003 in de UK marktaandeel verloren. Dit droeg bij aan de negatieve autonome groei van 13,8% op basis van hetzelfde aantal werkbare dagen en een autonoom omzetverlies van EUR 148,8 miljoen. Naast de moeilijke economische omstandigheden werd de omzet tot op zekere hoogte negatief beïnvloed door de interne aandacht voor het zogenaamde 'Winner' herstructureringsproject in Duitsland, dat in 2003 succesvol werd ingevoerd. Het 'Winner' project wordt in 2004 voortgezet. Tenslotte werd de omzet in het tweede halfjaar negatief beïnvloed door de onzekerheid over de financiële positie van Hagemeyer.

Het bruto omzetresultaat bedroeg EUR 759,2 miljoen, een daling van EUR 157,6 miljoen ten opzichte van vorig jaar. De brutomarge nam af van 23,7% in 2002 tot 22,6%. Deze daling werd veroorzaakt door voortdurende prijsdruk als gevolg van de verslechterende economische omstandigheden en een gewijzigde samenstelling van de omzet van PPS Europa. Bovendien hadden de problemen met de bedrijfsvoering in de UK een negatieve invloed op het bruto omzetresultaat. De brutomarge in de UK daalde van 25,7% in 2002 tot 22,1% in 2003.

Zoals eerder bekendgemaakt, hebben operationele en administratieve problemen na de implementatie in augustus 2002 van Hagemeyer's nieuwe ERP-systeem in de UK, geleid tot een ernstige verstoring van de financiële rapportage. Als gevolg van deze problemen was het noodzakelijk om schattingen te hanteren bij de allocatie van enkele posten aan het bruto omzetresultaat en bijzondere posten, alsmede de posten

'verstoringen van de bedrijfsprocessen' en 'aanpassingen van het resultaat uit voorgaande jaren' binnen de bijzondere posten, die zijn begrepen in het bedrijfsresultaat van de UK voor 2003.

EBITA (voor bijzondere posten) nam af van EUR 105,5 miljoen in 2002 (herzien) tot EUR 46,6 miljoen negatief in 2003. Als percentage van de omzet liep de EBITA marge terug van 2,7% in 2002 (herzien) tot 1,4% negatief. De belangrijke daling van de EBITA marge was het gevolg van de hoge operationele gearing van onze bedrijven. EBITA werd met name negatief beïnvloed door het EBITA verlies van EUR 108,8 miljoen in de UK (2002 herzien: EUR 19,9 miljoen winst).

Het gemiddelde netto werkkapitaal als percentage van de omzet voor PPS Europa verbeterde van 17,2% in 2002 tot 16,1% in 2003. Dit als gevolg van een effectiever werkkapitaalbeheer, ondanks de druk op de post handelscrediteuren die werd veroorzaakt door de onzekerheid over de financiële positie van de Groep in de tweede helft van 2003.

PPS Noord-Amerika

(x EUR miljoen)	**2003**	2002 herzien
Netto omzet	**1.254,8**	1.560,8
Bruto omzetresultaat (voor bijzondere posten)	**270,1**	357,3
Bruto omzetresultaat als % van de netto omzet	**21,5%**	22,9%
Operationele kosten (voor bijzondere posten)	**(280,3)**	(332,0)
Overige netto bedrijfsopbrengsten	**0,7**	(4,0)
EBITA (voor bijzondere posten)	**(9,6)**	21,3
EBITA als % van de netto omzet	**(0,8%)**	1,4%
Werkkapitaal als % van de netto omzet	**18,4%**	21,6%

De netto omzet over 2003 bedroeg EUR 1.254,8 miljoen, een daling van 19,6% ten opzichte van EUR 1.560,8 miljoen in 2002. Acquisities hadden een positief effect op de omzet van EUR 39,3 miljoen. Wisselkoersmutaties hadden een negatief effect op de omzet van EUR 247,6 miljoen.

Het herstel van de Amerikaanse productiesector, waar Hagemeyer North America circa 75% van haar omzet genereert, verloopt traag en, nog belangrijker, het banenverlies in deze sector ging door. Bovendien had de onzekerheid over de financiële positie van de Groep in de tweede helft van het jaar een negatief effect op de omzet en de brutomarge. Als gevolg hiervan was de autonome groei in 2003 7,4% negatief (EUR 97,6 miljoen), over het eerste en het tweede halfjaar verdeeld als respectievelijk 6,8% negatief en 8,1% negatief.

De brutomarge over 2003 bedroeg EUR 270,1 miljoen, ofwel 21,5% als percentage van de omzet (2002: 22,9%). Het bruto omzetresultaat nam af als gevolg van een combinatie van lagere omzetten, moeilijke marktomstandigheden en onzekerheid over de financiële positie van de Groep.

EBITA over 2003 was EUR 9,6 miljoen negatief (2002 herzien: EUR 21,3 miljoen positief). EBITA als percentage van de omzet was 0,8% negatief. Ondanks verdere kostenbesparingen, resulteerden de teruglopende omzet en de lagere brutomarge in een aanzienlijke daling van de EBITA.

Ondanks de snel dalende omzet, verbeterde de effectiviteit van het werkkapitaalbeheer, hetgeen resulteerde in een verbetering van de werkkapitaal ratio van 21,6% tot 18,4%.

PPS Azië-Pacific

(x EUR miljoen)	**2003**	2002 herzien
Netto omzet	**453,8**	447,6
Bruto omzetresultaat (voor bijzondere posten)	**102,8**	103,7
Bruto omzetresultaat als % van de netto omzet	**22,7%**	23,2%
Operationele kosten (voor bijzondere posten)	**(89,2)**	(83,9)
Overige netto bedrijfsopbrengsten	**-**	0,3
EBITA (voor bijzondere posten)	**13,5**	20,1
EBITA als % van de netto omzet	**(3,0%)**	4,5%
Werkkapitaal als % van de netto omzet	**12,8%**	13,6%

De netto omzet steeg licht van EUR 447,6 miljoen in 2002 naar EUR 453,8 miljoen. Wisselkoersmutaties hadden een positief effect van EUR 0,1 miljoen.

De autonome groei voor het gehele jaar was 1,4% (EUR 6,1 miljoen). Hoewel er in het eerste halfjaar sprake was van positieve autonome groei van 5,0%, was de autonome groei in de tweede helft van het jaar 1,7% negatief. De verslechtering in het tweede halfjaar is gedeeltelijk het gevolg van minder gunstige marktomstandigheden. Bovendien had de onzekerheid over de financiële positie van de Groep in het tweede halfjaar een negatief effect op omzet en brutomarge. Tenslotte werd de omzet ook enigszins negatief beïnvloed door de implementatie van Hagemeyers ERP systeem bij Hagemeyer Electrical Group. Hoewel de gefaseerde implementatie, die in oktober 2003 werd afgerond, over het algemeen erg succesvol was, was er sprake van enig omzetverlies, hoofdzakelijk als gevolg van training van werknemers en verminderde systeemondersteuning tijdens het *live* gaan bij de vestigingen.

Het bruto omzetresultaat voor 2003 bedroeg EUR 102,8 miljoen, ofwel 22,7% als percentage van de omzet (2002: 23,2%). De daling van de brutomarge is hoofdzakelijk het gevolg van toegenomen prijsdruk en de onzekerheid over de financiële positie van de Groep in het tweede halfjaar.

Door de afronding van de implementatie van het ERP systeem is de kostenbasis van HEG in 2003 toegenomen, maar is het bedrijf ook in staat zich volledig te richten op de verdere expansie van haar activiteiten op het gebied van elektrotechnische materialen, veiligheids- en andere MRO producten.

Efficiënter voorraadbeheer bij HEG droeg bij aan een verdere verbetering van de werkkapitaal ratio van 13,6% in 2002 tot 12,8% in 2003.

Agencies / Consumer Electronics

(x EUR miljoen)	**2003**	2002 herzien
Netto omzet	**598,7**	819,9
Bruto omzetresultaat (voor bijzondere posten)	**173,4**	245,0
Bruto omzetresultaat als % van de netto omzet	**29,0%**	29,9%
Operationele kosten (voor bijzondere posten)	**(140,1)**	(179,1)
Overige netto bedrijfsopbrengsten	**14,7**	0,4
EBITA (voor bijzondere posten)	**48,0**	66,3
EBITA als % van de netto omzet	**8,0%**	8,1%
Werkkapitaal als % van de netto omzet	**19,4%**	19,7%

De netto omzet voor de divisie Agencies / Consumer Electronics over 2003 bedroeg EUR 598,7 miljoen, een daling van EUR 221,2 miljoen, ofwel 27,0% ten opzichte van vorig jaar. Wisselkoersmutaties hadden een negatief effect op de omzet van EUR 45,5 miljoen. EUR 171,8 miljoen van de omzetdaling is toe te schrijven aan het netto effect van desinvesteringen en acquisities, hoofdzakelijk als gevolg van de overdracht van het Puma agentschap in Japan. Over het hele jaar realiseerde de divisie een negatieve autonome groei van 0,7%, waarbij in het eerste halfjaar en het tweede halfjaar respectievelijk sprake was van 2,6% positieve en 3,2% negatieve autonome groei. De daling in het tweede halfjaar is hoofdzakelijk het gevolg van minder gunstige marktomstandigheden en de onzekerheid over de financiële positie van de Groep. Binnen de divisie realiseerde HCL positieve autonome groei, terwijl bij Haagtechno en Fodor sprake was van negatieve autonome groei. GPX realiseerde sterke autonome groei.

De brutomarge nam af, hoofdzakelijk als gevolg van toegenomen prijsdruk, onzekerheid over de financiële positie van de Groep en veranderingen in de samenstelling van de activiteiten.

In 2003 realiseerde de divisie een EBITA van EUR 48,0 miljoen (2002 herzien: EUR 66,3 miljoen). EBITA als percentage van de omzet nam af van 8,1% in 2002 (herzien) tot 8,0% in 2003.

Werkkapitaal, berekend als percentage van de netto omzet, verbeterde van 19,7% in 2002 tot 19,4% in 2003.

Informatie Technology Products en Services (ITPS)

(x EUR miljoen)	**2003**	2002 herzien
Netto omzet	**677,2**	1.647,3
Bruto omzetresultaat (voor bijzondere posten)	**40,9**	98,5
Bruto omzetresultaat als % van de netto omzet	**6,0%**	6,0%
Operationele kosten (voor bijzondere posten)	**(28,3)**	(68,4)
Overige netto bedrijfsopbrengsten	**0,1**	1,1
EBITA (voor bijzondere posten)	**12,7**	31,2
EBITA als % van de netto omzet	**1,9%**	1,9%
Werkkapitaal als % van de netto omzet	**8,4%**	6,5%

Op 13 juni 2003 werd de verkoop van Tech Pacific aan Techpac Holdings Limited aangekondigd (met als effectieve datum 1 juni 2003). Dientengevolge zijn uitsluitend de omzet en EBITA over de eerste vijf maanden in de jaarcijfers opgenomen. Het overblijvende belang van 31,5% dat Hagemeyer in Techpac Holdings Limited heeft, wordt vanaf juni 2003 verantwoord onder Resultaat Deelnemingen.

Pro forma financieel overzicht

- aangepast voor het effect van desinvestering en/of overdracht van ITPS, Stokvis Tapes Groep (PPS) en Puma (ACE) -

PRO-FORMA WINST & VERLIES
x EUR miljoen

	Werkelijk 2003	Effect desinvest. / overdracht	Pro-forma Werkelijk 2003	Werkelijk 2003	Effect desinvest. / overdracht	Pro-forma Werkelijk 2003	Werkelijk 2003	Effect desinvest. / overdracht	Pro-forma Werkelijk 2003
	GROEP - HJ1			GROEP - HJ2			GROEP - VOLLEDIG JAAR		
Netto omzet	3.437,8	751,0	2.686,8	2.900,0	25,7	2.874,3	6.337,8	776,7	5.561,1
Bruto omzetresultaat	693,7	69,9	623,8	652,7	9,4	643,3	1.346,4	79,3	1.267,1
Operationele kosten	(715,5)	(43,5)	(672,0)	(657,9)	(7,2)	(650,7)	(1.373,4)	(50,7)	(1.322,7)
Overige netto bedrijfsopbrengsten	15,6	14,9	0,7	2,0	(0,2)	2,2	17,6	14,7	2,9
EBITA (voor buitengewone posten)	(6,2)	41,3	(47,5)	(3,2)	2,0	(5,2)	(9,4)	43,3	(52,7)
Als percentage van de netto omzet									
Bruto omzet resultaat	20,2%		23,2%	22,5%		22,4%	21,2%		22,8%
Operationele kosten	20,4%		25,0%	22,6%		22,6%	21,4%		23,7%
EBITA (voor bijzondere posten)	-0,2%		-1,8%	-0,1%		-0,2%	-0,1%		-0,9%
Ratio Netto Werkkap./Netto omzet	14,9%	7,4%	17,0%	15,1%	8,9%	15,9%	15,1%	8,9%	15,9%
EBITDA (voor bijzondere posten)	20,9	43,4	(22,5)	19,7	2,6	17,1	40,6	46,1	(5,4)

	Werkelijk 2003	Effect desinvest. / overdracht	Pro-forma Werkelijk 2003	Werkelijk 2003	Effect desinvest. / overdracht	Pro-forma Werkelijk 2003	Werkelijk 2003	Effect desinvest. / overdracht	Pro-forma Werkelijk 2003
	PPS - HJ1			PPS - HJ2			PPS - VOLLEDIG JAAR		
Netto omzet	2.490,9	39,8	2.451,1	2.571,0	25,7	2.545,3	5.061,9	65,4	4.996,5
Bruto omzetresultaat	572,4	14,2	558,2	559,7	9,4	550,3	1.132,1	23,6	1.108,5
Operationele kosten	(603,0)	(11,3)	(591,7)	(575,5)	(7,2)	(568,3)	(1.178,5)	(18,5)	(1.160,0)
Overige netto bedrijfsopbrengsten	2,2	-	2,2	1,5	(0,2)	1,7	3,7	(0,2)	3,9
EBITA (voor bijzondere posten)	(28,4)	2,9	(31,3)	(14,3)	2,0	(16,3)	(42,7)	4,9	(47,6)
Als percentage van de netto omzet									
Bruto omzetresultaat	23,0%		22,8%	21,8%		21,6%	22,4%		22,2%
Operationele kosten	24,1%		23,3%	21,6%		21,6%	22,5%		22,4%
EBITA (voor bijzondere posten)	-1,1%		-1,3%	-0,6%		-0,6%	-0,8%		-1,0%
Ratio Netto Werkk./Netto omzet	17,6%	13,0%	17,6%	16,4%	11,5%	16,4%	16,4%	11,5%	16,4%
EBITDA (voor bijzondere posten)	(6,6)	3,7	(10,3)	4,8	2,6	2,2	(1,8)	6,3	(8,1)

	Werkelijk 2003	Effect desinvest. / overdracht	Pro-forma Werkelijk 2003	Werkelijk 2003	Effect desinvest. / overdracht	Pro-forma Werkelijk 2003	Werkelijk 2003	Effect desinvest. / overdracht	Pro-forma Werkelijk 2003
	ACE - HJ1			ACE - HJ2			ACE - VOLLEDIG JAAR		
Netto omzet	269,8	34,1	235,7	328,9	-	328,9	598,7	34,1	564,6
Bruto omzetresultaat	80,4	14,8	65,6	93,0	-	93,0	173,4	14,8	158,6
Operationele kosten	(67,4)	(4,1)	(63,3)	(72,7)	-	(72,7)	(140,1)	(4,1)	(136,0)
Overige netto bedrijfsopbrengsten	14,1	14,9	(0,8)	0,6	-	0,6	14,7	14,9	(0,2)
EBITA (voor bijzondere posten)	27,1	25,6	1,5	20,9	-	20,9	48,0	25,6	22,4
Als percentage van de netto omzet									
Bruto omzetresultaat	29,8%		27,8%	28,3%		28,3%	29,0%		28,1%
Operationele kosten	19,8%		27,2%	21,9%		21,9%	20,9%		24,1%
EBITA (voor bijzondere posten)	10,0%		0,6%	6,4%		6,4%	8,0%		4,0%
Ratio Netto Werkkap./Netto omzet	19,8%	15,1%	20,7%	19,4%	18,2%	19,5%	19,4%	18,2%	19,5%
EBITDA (voor bijzondere posten)	30,3	25,6	4,7	23,9	-	23,9	54,2	25,6	28,6

	Werkelijk 2003	Effect desinvest. / overdracht	Pro-forma Werkelijk 2003	Werkelijk 2003	Effect desinvest. / overdracht	Pro-forma Werkelijk 2003	Werkelijk 2003	Effect desinvest. / overdracht	Pro-forma Werkelijk 2003
	CORPORATE & OVERIGE - HJ1			CORPORATE & OVERIGE - HJ2			CORPORATE & OVERIGE - VOLLEDIG JAAR		
EBITA (voor bijzondere posten)	(17,7)	-	(17,7)	(9,8)	-	(9,8)	(27,5)	-	(27,5)
EBITDA (voor bijzondere posten)	(16,9)	-	(16,9)	(9,0)	-	(9,0)	(25,9)	-	(25,9)

Pro Forma Geconsolideerde Balans,

niet van accountsverklaring voorzien

(Aangepast voor het effect van de herfinanciering)

(EUR 000's)	2003	Effect van herfinanciering	Pro Forma Balans 2003
Activa			
Vaste activa			
Immateriële vaste activa	585.095	-	585.095
Materiële vaste activa	185.125	-	185.125
Financiële vaste activa	65.556	-	65.556
Actieve belastinglatentie	44.712	-	44.712
	880.488	-	880.488
Vlottende activa			
Voorraden	615.422	-	615.422
Handelsdebiteuren	836.259	-	836.259
Overige vorderingen en overlopende activa	72.763	-	72.763
Liquide middelen	198.530	(148.530)	50.000
	1.722.974	(148.530)	1.574.444
	2.603.462	(148.530)	2.454.932
Passiva			
Eigen vermogen	542.502	432.000	974.502
Aandeel van derden	59	-	59
Achtergestelde leningen[1]	150.000	-	150.000
Langlopende schulden			
Voorzieningen	159.976	-	159.976
Langlopende schulden	-	392.862	392.862
Overige langlopende verplichtingen	2.058	-	2.058
	162.034	392.862	554.896
Kortlopende schulde			
Handelscrediteuren en overige kortlopende schulden	775.475	-	775.475
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden	973.392	(973.392)	-
	1.748.867	(973.392)	775.475
	2.603.462	(148.530)	2.454.932

1 Garantievermogen	692.561	432.000	1.124.561

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PRESS RELEASE

NEW CEO FOR HAGEMEYER N.V.

Hagemeyer announces that the Supervisory Board will propose the Annual General Meeting of Shareholders of April 21, 2004, to appoint Mr Rudi W.A. De Becker (57) as Hagemeyer's new CEO. Mr De Becker will join Hagemeyer effective March 1, 2004. On the same date Rob ter Haar, whose resignation was announced in December, 2003, will step down as CEO and member of the Board of Management.

Mr. De Becker, a Belgian national, joins Hagemeyer from Buhrmann where he is responsible for all of Buhrmann's operations in Europe and a Member of the Executive Board. Before joining Buhrmann, Mr. De Becker was Member of the Board of Samas (office furniture and office supplies). Previous to this he held a number of general management positions amongst others with Black & Decker and Xerox.

"We are very pleased to have been able to attract Rudi De Becker. He is truly international, having worked and lived in six countries in Europe and in the US. He brings with him a wealth of operational management experience in the business to business distribution and services industry. His business experience is exactly what we need for Hagemeyer in the period to come", according to Jan Kalff, Chairman of the Supervisory Board.

Rudi De Becker commented: "Hagemeyer is a fine company with a sound strategy. I am enthusiastically looking forward to leading the team toward the objective of bringing Hagemeyer back to a strong and sustainable profit performance".

Naarden, January 26, 2004
HAGEMEYER N.V.
Supervisory Board

Note to the editor:
For further information: Robbert A.J. Hin
+ 31(0)35-6957676
www.hagemeyer.com

02-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

NIEUWE CEO VOOR HAGEMEYER N.V.

Hagemeyer maakt bekend dat de Raad van Commissarissen aan de op 21 april 2004 te houden Algemene Vergadering van Aandeelhouders zal voorstellen de heer Rudi W.A. De Becker (57) te benoemen tot de nieuwe CEO van Hagemeyer. De heer De Becker zal op 1 maart 2004 bij Hagemeyer in dienst treden. Per dezelfde datum zal Rob ter Haar, wiens aftreden in december 2003 bekend gemaakt werd, als CEO en lid van de Raad van Bestuur terugtreden.

De heer De Becker, die de Belgische nationaliteit heeft, is afkomstig van Buhrmann, waar hij als lid van de Raad van Bestuur verantwoordelijk is voor al Buhrmann's activiteiten in Europa. Voordat hij bij Buhrmann in dienst trad was de heer De Becker lid van de Raad van Bestuur van Samas (kantoormeubelen en kantoorbehoeften). Voordien bekleedde hij verschillende general management posities bij ondermeer Black & Decker en Xerox.

'Het doet ons veel genoegen dat wij Rudi De Becker hebben kunnen aantrekken. Hij is zeer internationaal georiënteerd aangezien hij in zes Europese landen en in de Verenigde Staten gewoond en gewerkt heeft. Hij beschikt over aanzienlijke operationele management ervaring binnen de business to business distributie en dienstverlening. Zijn werkervaring sluit precies aan bij wat we voor Hagemeyer in de komende tijd nodig hebben', aldus Jan Kalff, voorzitter van de Raad van Commissarissen.

Rudi De Becker zegt: 'Hagemeyer is een mooi bedrijf met de juiste strategie. Ik zie er met enthousiasme naar uit om leiding te gaan geven aan het team en om een blijvend herstel van de winstgevendheid van Hagemeyer te realiseren.

Naarden, 26 januari 2004
HAGEMEYER N.V.
Raad van Commissarissen

Noot voor de redactie:
Voor nadere informatie: R.A.J.Hin
035-6957676
www.hagemeyer.com

82-4065

Niet voor verspreiding in de Verenigde Staten, Canada, Australië of Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PERSBERICHT

Uitgifte van gewone aandelen voor 90,7% opgenomen

- **Voor circa 347,5 miljoen gewone aandelen ingeschreven via uitoefening van inschrijfrechten**
- **Vandaag plaatsing van de circa 35,6 miljoen resterende gewone aandelen**
- **Converteerbare obligatielening:**
  - **Coupon: 5,75% - 6,75%**
  - **Conversie premie: 20% - 25%**

Hagemeyer heeft vandaag bekend gemaakt dat, in het kader van de 7 voor 2 uitgifte van 383.107.396 gewone aandelen, tegen een uitgiftekoers van EUR 1,20, is ingeschreven op ongeveer 347,5 miljoen gewone aandelen via de uitoefening van inschrijfrechten (hierna de "SETs") door daarvoor in aanmerking komende houders van deze SETs. Dit aantal komt overeen met ongeveer 90,7% van de transactieomvang.

De aantallen gewone aandelen die in dit persbericht worden genoemd, zijn gebaseerd op inschrijvingen zoals die door het kantoor van inschrijving zijn ontvangen. Deze aantallen worden pas definitief na levering van de bijbehorende SETs.

Toewijzing van de gewone aandelen in verband met de uitoefening van de SETs zal naar verwachting vandaag geschieden.

Plaatsing van de resterende aandelen

De periode waarin de SETs konden worden uitgeoefend is op 27 januari 2004 om 15.30 uur Nederlandse tijd afgelopen. De circa 35,6 miljoen gewone aandelen waarop niet is ingeschreven door middel van de uitoefening van SETs (hierna de "Resterende Aandelen") zullen vandaag door ABN AMRO Rothschild, ING Investment Banking, Rabo Securities en NIB Capital (de Joint Bookrunners voor de uitgifte) in onderhandse plaatsingen in Nederland en in bepaalde andere daarvoor in aanmerking komende rechtsgebieden (hierna de "Naplaatsing") worden aangeboden.

Indien de totale opbrengst van de Resterende Aandelen in de Naplaatsing (na aftrek van kosten en eventueel toepasselijke belastingen) de nominale waarde van EUR 1,20 per Resterend Aandeel overtreft (hierna de "Meeropbrengst"), zal de Meeropbrengst naar beneden worden afgerond naar de dichtstbijzijnde hele eurocent per SET en worden uitgekeerd aan de houders van niet-

uitgeoefende SETs op het moment dat de SET-uitoefeningsperiode verstreek (in verhouding tot het aantal niet-uitgeoefende SETs dat door hen op dat moment werd gehouden). Er zal geen betaling plaatsvinden, als de netto opbrengst gelijk is aan of minder is dan EUR 0,01 per niet-uitgeoefende SET. Alle gewone aandelen die niet zijn verkocht door de Joint Bookrunners in de Naplaatsing, zullen door een bepaalde groep van financiers tegen de uitgiftekoers worden overgenomen.

De betaling en de levering van de gewone aandelen zullen naar verwachting op 5 februari 2004 plaatsvinden. Notering aan de Officiële Markt van Euronext Amsterdam N.V. is aangevraagd voor de gewone aandelen.

Uitgifte converteerbare obligaties
Hagemeyer kondigt vandaag aan dat de EUR 150 miljoen aan achtergestelde converteerbare obligaties per 2009 ("Obligaties") een contante rente coupon zullen hebben van tussen 5,75% en 6,75% per jaar, betaalbaar in jaarlijkse termijnen, en dat de conversiepremie naar verwachting zal worden vastgesteld tussen 20% en 25% over de naar volume gewogen gemiddelde prijs ("Volume Weighted Average Price") van het gewone aandeel gedurende het bookbuilding proces. De Obligaties zullen geen rating krijgen.

Onder voorbehoud van het voorkeursrecht tot inschrijving van een bepaalde groep van financiers, zullen de Obligaties worden aangeboden door middel van onderhandse plaatsingen in Nederland en in bepaalde andere daarvoor in aanmerking komende rechtsgebieden (de "Uitgifte van Obligaties"). Naar verwachting zal een bepaalde groep van financiers voor EUR 50 miljoen gebruik maken van haar voorkeursrecht tot inschrijving.

Notering aan de Officiële Markt van Euronext Amsterdam N.V. is aangevraagd voor de Obligaties. Notering en levering tegen betaling zullen naar verwachting plaatsvinden op 5 februari 2004.

Voorwaarden
De Naplaatsing en de Uitgifte van Obligaties geschieden onder voorbehoud van bepaalde opschortende voorwaarden, zoals beschreven in het prospectus van 16 januari 2004 (het "Prospectus").

Voor meer informatie over de uitgiftes verwijzen wij u nadrukkelijk naar het Prospectus.

Aanvullende Prospectus informatie

In verband met de transactie verwachten wij op 29 januari 2004 een advertentie te plaatsen die een integraal onderdeel zal zijn van het Prospectus, waarin naast de definitieve details van de transactie, de volgende informatie zal worden opgenomen:

Nieuwe CEO

Zoals op 26 januari 2004 bekend werd gemaakt zal de Raad van Commissarissen aan de op 21 april 2004 te houden Algemene Vergadering van Aandeelhouders voorstellen de heer Rudi W.A. De Becker te benoemen tot de nieuwe CEO van Hagemeyer. De heer De Becker zal op 1 maart 2004 bij Hagemeyer in dienst treden. Per dezelfde datum zal Rob ter Haar, wiens aftreden in december 2003 bekend gemaakt werd, als CEO en lid van de Raad van Bestuur terugtreden. De heer De Becker, die de Belgische nationaliteit heeft, is afkomstig van Buhrmann, waar hij als lid van de Raad van Bestuur verantwoordelijk is voor Buhrmann's activiteiten in Europa.

Counterclaim Gateway

Wij verwijzen naar het Prospectus, pagina 117. Daar wordt vermeld dat wij in de Verenigde Staten een vordering ter grootte van US$ 6 miljoen hebben ingesteld tegen Gateway Data Sciences op grond van wanprestatie en fraude. Als reactie heeft Gateway Data Sciences een tegenvordering ingesteld van US$ 6 miljoen. Na het instellen van haar tegenvordering heeft Gateway Data Sciences haar tegenvordering verhoogd van US$ 6 miljoen tot US$ 35,9 miljoen. Op basis van adviezen van juridische experts en andere adviseurs, zijn wij van mening dat de tegenvordering van Gateway Data Sciences ongegrond is en dat wij goede argumenten hebben om deze vordering te weerleggen.

Naarden, 28 januari 2004
Hagemeyer N.V.
Raad van Bestuur

DE AANDELEN VAN HAGEMEYER ZULLEN NIET WORDEN GEREGISTREERD ONDER DE US SECURITIES ACT VAN 1933, ZOALS AANGEPAST ("DE SECURITIES ACT") EN MOGEN SLECHTS WORDEN AANGEBODEN OF VERKOCHT IN DE VERENIGDE STATEN INDIEN GEREGISTREERD ONDER DE SECURITIES ACT OF INDIEN WORDT BESCHIKT OVER EEN VRIJSTELLING VAN DEZE REGISTRATIE.

Voor nadere informatie: Corporate Services
+31(0)20- 4715225
www.hagemeyer.com

Not for distribution in the United States, Canada, Australia or Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Hagemeyer rights offering 90.7% subscribed

- **Approximately 347.5 million ordinary shares subscribed for through exercise of SETs**
- **Rump Offering of approximately 35.6 million ordinary shares to take place today**
- **Convertible Bond:**
  - **Coupon: 5.75% - 6.75%**
  - **Conversion premium: 20% - 25%**

Hagemeyer today announced that, in connection with its 7-for-2 rights offering of 383,107,396 ordinary shares at an issue price of EUR 1.20 (the "Offer Shares"), it has received subscriptions for approximately 347.5 million Offer Shares through the exercise of SETs by eligible holders of such SETs. This represents approximately 90.7% of the offering size.

Please note that the numbers included in this press release are based on subscriptions as received by the subscription agent and are still subject to confirmation by delivery of the underlying SETs. Allotments of the Offer Shares resulting from the exercise of the SETs are expected to be made today.

Rump Offering

The SETs exercise period ended at 15.30 hours CET on January 27, 2004. The approximately 35.6 million Offer Shares not subscribed for through the exercise of SETs (the "Rump Shares") will be placed today by ABN AMRO Rothschild, ING Investment Banking, Rabo Securities and NIB Capital (the joint bookrunners for the offering) by way of private placements in The Netherlands and in certain other eligible jurisdictions (the "Rump Offering").

If, upon completion of the Rump Offering, the aggregate proceeds (after deduction of selling expenses and applicable taxes, if any) for the Rump Shares offered and sold in the Rump Offering exceed the nominal value of EUR 1.20 per Rump Share, any such excess proceeds will be rounded down to the nearest whole eurocent per SET and will be distributed to the holders of unexercised SETs at the end of the SET exercise period (in proportion to the unexercised SETs held by them at that time). If the net excess proceeds are EUR 0.01 or less per unexercised SET, no payment will be made. The lenders that have underwritten the offering will subscribe for all Offer Shares not sold by the Joint Bookrunners in the Rump Offering at the issue price.

Payment and delivery of the Offer Shares is expected to take place on February 5, 2004. Application has been made for the Offer Shares to be admitted to the Official Segment of the Stock Market of Euronext Amsterdam N.V.

Convertible Bond Offering

Hagemeyer announced today that the subordinated convertible bonds due 2009 of EUR 150 million (the "Bonds") will have a cash interest coupon of between 5.75% and 6.75% per annum, payable annually and that the conversion premium is expected to be set between 20% and 25% over the Volume Weighted Average Price of the ordinary shares during bookbuilding. The Bonds will not be rated.

Subject to preferential subscription rights of the lenders, the Bonds will be offered by way of private placements in The Netherlands and in certain other eligible jurisdictions (the "Bond Offering"). The lenders are expected to make use of their preferential subscription right for EUR 50 million.

Application has been made for the Bonds to be admitted to the Official Segment of the Stock Market of Euronext Amsterdam N.V. Payment and delivery are expected to take place on February 5, 2004.

Conditions

Completion of the Rump Offering and the Bond Offering is conditional upon fulfilment of certain conditions precedent, as described in more detail in the prospectus, dated January 16, 2004 (the "Prospectus").

For more information on the offerings we explicitly refer to the Prospectus.

Additional Prospectus Information

In relation to the transaction we expect to publish an advertisement on January 29, 2004 which will form an integral part of the Prospectus and will, in addition to the final transaction details, contain the following information:

New CEO

As announced on January 26, 2004, the Supervisory Board will propose the annual general meeting of shareholders of April 21, 2004 to appoint Mr. Rudi W.A. De Becker as Hagemeyer's new CEO. Mr. De Becker will join Hagemeyer effective March 1, 2004. On the same date Rob ter Haar, whose resignation was announced in December 2003, will step down as CEO and member of the Board of Management. Mr. De Becker, a Belgian national, joins Hagemeyer from Buhrmann where he is a member of the Executive Board and responsible for all of Buhrmann's operations in Europe.

Counterclaim Gateway

We refer to the Prospectus, page 117. As stated therein, we filed a complaint in the United States against software vendor Gateway Data Sciences for breach of contract and fraud and subsequently claimed US$ 6 million. In response Gateway Data Sciences filed a counterclaim of US$ 6 million. Since the filing of its counterclaim, Gateway Data Sciences has increased its counterclaim from US$ 6 million to US$ 35.9 million. Based on the advice of legal experts and

other advisors, we believe that Gateway Data Sciences' counterclaim is without merit and that we have sound legal arguments to defeat this claim.

Naarden, January 28, 2004
Hagemeyer N.V.
Board of Management

THE SECURITIES OF HAGEMEYER N.V. ARE NOT BEING REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY ONLY BE OFFERED OR SOLD IN THE UNITED STATES IF REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

For further information: Corporate Services
+31(0)20- 4715225
www.hagemeyer.com

Niet voor verspreiding in de Verenigde Staten, Canada, Australië of Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PERSBERICHT

Hagemeyer heeft met succes de resterende gewone aandelen en converteerbare obligaties geplaatst

- **Naplaatsing is gesloten en prijs is vastgesteld op EUR 1,64 per gewoon aandeel**

- **Converteerbare obligatielening is gesloten en geprijsd op:**
  - **Coupon: 5,75%**
  - **Conversie premie: 25%**

Hagemeyer kondigt vandaag aan dat, in het kader van de 7 voor 2 emissie van 383,107,396 gewone aandelen tegen een uitgiftekoers van EUR 1,20, de prijs van de gewone aandelen waarop niet was ingeschreven door middel van uitoefening van inschrijvingsrechten ("SETs") in de naplaatsing is vastgesteld op EUR 1,64.

Daarnaast kondigt Hagemeyer aan dat de uitgifte van EUR 150 miljoen aan achtergestelde converteerbare obligaties per 2009 ("Obligaties") met succes is afgerond.

Naplaatsing
De prijs van de circa 35,6 miljoen gewone aandelen in de naplaatsing is vastgesteld op EUR 1,64 per gewoon aandeel. Aangezien de totale opbrengst van de naplaatsing (na aftrek van kosten en eventuele toepasselijke belastingen) de totale uitgifteprijs van de naplaatsing overtreft, zullen houders van niet-uitgeoefende SETs die gehouden werden aan het eind van de uitoefenperiode EUR 1,54 per niet-uitgeoefende SET uitgekeerd krijgen.

De toewijzing van de gewone aandelen zal naar verwachting vandaag plaatsvinden. Betaling en levering van de gewone aandelen zal naar verwachting op 5 februari 2004 plaatsvinden.

Converteerbare obligatielening
De looptijd van de Obligaties is 5 jaar. De Obligaties zijn op 100% van de nominale waarde uitgegeven en hebben een rente coupon van 5,75% per jaar, betaalbaar in jaarlijkse termijnen. De conversieprijs is vastgesteld op EUR 2,04, een conversiepremie vertegenwoordigend van ongeveer 25 procent over de naar volume gewogen gemiddelde prijs ("Volume Weighted Average Price") gedurende het bookbuilding proces. De Obligaties zullen geen rating krijgen. Een bepaalde groep van financiers heeft voor EUR 50 miljoen gebruik gemaakt van haar voorkeursrecht tot inschrijving.

De toewijzing van de Obligaties zal vandaag plaatsvinden. Notering aan de Officiële Markt van Euronext Amsterdam N.V. is aangevraagd voor de Obligaties. Betaling en levering zal naar verwachting plaatsvinden op 5 februari 2004.

Omwisseling cumulatief preferente aandelen
De cumulatief preferente aandelen zullen worden geconverteerd in gewone aandelen en zullen worden toegekend aan de certificaathouders overeenkomstig de in het prospectus van 16 januari 2004 (het "Prospectus") beschreven formule. De certificaathouders verkrijgen aldus 23.524.390 gewone aandelen.

Voorwaarden
De naplaatsing en de uitgifte van Obligaties geschieden onder voorbehoud van bepaalde opschortende voorwaarden, zoals beschreven in het Prospectus.

Voor meer informatie over de uitgiftes verwijzen wij u nadrukkelijk naar het Prospectus.

Naarden, 28 januari 2004
Hagemeyer N.V.
Raad van Bestuur

DE AANDELEN VAN HAGEMEYER ZULLEN NIET WORDEN GEREGISTREERD ONDER DE US SECURITIES ACT VAN 1933, ZOALS AANGEPAST ("DE SECURITIES ACT") EN MOGEN SLECHTS WORDEN AANGEBODEN OF VERKOCHT IN DE VERENIGDE STATEN INDIEN GEREGISTREERD ONDER DE SECURITIES ACT OF INDIEN WORDT BESCHIKT OVER EEN VRIJSTELLING VAN DEZE REGISTRATIE.

Voor nadere informatie: Corporate Services
+31(0)20- 4715225
www.hagemeyer.com

Not for distribution in the United States, Canada, Australia or Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Hagemeyer successfully completes rump offering and Bond offering

- **Rump offering has been closed and priced at EUR 1.64 per ordinary share**
- **Convertible bond offering has been closed and priced at:**
  - **Coupon: 5.75%**
  - **Conversion premium: 25%**

Hagemeyer N.V. today announces that, in connection with its 7-for-2 rights offering of 383,107,396 ordinary shares with a nominal value of EUR 1.20 each (the "Offer Shares"), the Offer Shares that were not subscribed for through the exercise of subscription rights ("SETs") during the exercise period, have been priced at EUR 1.64 per share in the rump offering.

In addition Hagemeyer announces the successful offer of its EUR 150 million subordinated convertible bond offering due 2009 (the "Bonds").

Rump Offering
The approximately 35.6 million Offer Shares included in the rump offering were priced at EUR 1.64 per Offer Share. Holders of SETs which were not exercised during the SET exercise period will receive the excess proceeds (i.e. the aggregate proceeds of the rump offering after deduction of selling expenses and applicable taxes, if any, less the aggregate nominal value of the Offer Shares underlying the unexercised SETs) of EUR 1.54 per unexercised SET held by them at the end of the SET exercise period.

Allotments of the Offer Shares are expected to be made today. Payment and delivery is expected to take place on February 5, 2004.

Convertible Bond Offering
The maturity of the Bonds is 5 years. The Bonds will be issued at par and will have a cash interest coupon of 5.75 per cent per annum, payable annually. The conversion price is set at EUR 2.04, representing a conversion premium of approximately 25 per cent over the Volume Weighted Average Price during bookbuilding. The Bonds will not have a rating. The lenders have made use of their preferential subscription rights for EUR 50 million.

Allotments of the Bonds are expected to be made today. Application has been made for the Bonds to be admitted to the Official Segment of the Stock Market of Euronext Amsterdam N.V. Payment and delivery are expected to take place on February 5, 2004.

Conversion of the cumulative preference shares
The outstanding cumulative preference shares will be converted into ordinary shares and will be allocated to the depositary receipt holders in accordance with the formula described in the prospectus dated January 16, 2004 (the "Prospectus"), resulting in the receipt by the depositary receipt holders of 23,524,390 ordinary shares.

Conditions
The rump offering and the offering of the Bonds are subject to a number of conditions as referred to in the Prospectus.

For more information on the offerings we explicitly refer to the Prospectus.

Naarden, January 28, 2004
Hagemeyer N.V.
Board of Management

THE SECURITIES OF HAGEMEYER N.V. ARE NOT BEING REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY ONLY BE OFFERED OR SOLD IN THE UNITED STATES IF REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

For further information: Corporate Services
+31(0)20- 4715225
www.hagemeyer.com

82-4865

Aanvullende advertentie

HAGEMEYER

Hagemeyer N.V.
Statutair gevestigd te Amsterdam

Uitgifte van 383.107.396 gewone aandelen en Nominaal € 150 miljoen achtergestelde converteerbare obligaties 2004 per 2009

Uitoefening SETS / plaatsing Resterende Aandelen
In het kader van de 7 voor 2 uitgifte van 383.107.396 gewone aandelen Hagemeyer N.V. ("Hagemeyer"), tegen een uitgifteprijs van € 1,20, is op 347.497.871 gewone aandelen ingeschreven via de uitoefening van overdraagbare inschrijfrechten ("SETs"). Dit betekent dat 35.609.525 gewone aandelen, waarop niet is ingeschreven door middel van uitoefening van SETs ("Resterende Aandelen") per 28 januari 2004 ondershands zijn geplaatst door ABN AMRO Rothschild, ING Investment Banking, Rabo Securities en NIB Capital.

Sluiting inschrijving
De inschrijving op de Resterende Aandelen, alsmede de inschrijving op de onderhandse plaatsing van nominaal € 150.000.000 achtergestelde converteerbare obligaties 2004 per 2009 ("Converteerbare Obligaties") is gesloten op 28 januari 2004, 9.30 uur Nederlandse tijd.

Uitgifteprijs Resterende Aandelen
De Resterende Aandelen zijn geplaatst tegen een uitgifteprijs van € 1,64 per Resterend Aandeel.

Meeropbrengst niet uitgeoefende SETs
Aangezien de totale opbrengst van de plaatsing van de Resterende Aandelen de totale uitgifteprijs van deze plaatsing overtreft, is een meeropbrengst van € 1,54 (na aftrek van kosten en eventuele toepasselijke belastingen) per niet-uitgeoefende SET ontstaan. Deze meeropbrengst zal zo spoedig mogelijk na 5 februari 2004 aan de houders van niet-uitgeoefende SETs worden uitgekeerd.

Preferentiële inschrijving Converteerbare Obligaties
Er is voor een bedrag van € 50 miljoen preferentieel ingeschreven door een bepaalde groep van financiers.

Coupon en conversiekoers Converteerbare Obligaties
De coupon van de Converteerbare Obligaties is vastgesteld op 5,75% en zal jaarlijks betaalbaar zijn per 5 februari en voor het eerst op 5 februari 2005 waarbij de laatste betaling, naar verwachting, zal plaatsvinden op 5 februari 2009. De conversieprijs is vastgesteld op EUR 2,04, een conversiepremie vertegenwoordigend van ongeveer 25 procent over de naar volume gewogen gemiddelde prijs ("Volume Weighted Average Price") gedurende het bookbuilding proces. De conversieprijs kan worden aangepast in de gevallen zoals vermeld in het prospectus gedateerd 16 januari 2004 (het "Prospectus").

Toewijzing
De toewijzing op basis van de inschrijvingen is geschied op 28 januari 2004. Gezien de overtekening op de inschrijving op de Resterende Aandelen, alsmede de Converteerbare Obligaties kan reductie worden toegepast.

Notering
Toelating tot de notering van de gewone aandelen en de Converteerbare Obligaties op Euronext Amsterdam is aangevraagd. Onvoorziene omstandigheden voorbehouden, zullen de gewone aandelen en Converteerbare Obligaties naar verwachting op donderdag 5 februari 2004 tot de notering worden toegelaten. De Converteerbare obligaties zullen per donderdag 29 januari 2004, 09.00 uur op AIW basis verhandeld worden.

Betaling en levering
Betaling op en levering van de gewone aandelen en Converteerbare Obligaties zullen geschieden op donderdag 5 februari 2004 ("Closing Date").

Stabilisatie
Uitsluitend ABN AMRO Rothschild mag namens het bankensyndicaat transacties bewerkstelligen die de koers van de gewone aandelen Hagemeyer en de Converteerbare Obligaties stabiliseren. Dergelijke koersstabilisatie kan, indien aangevangen, op ieder moment worden beëindigd en zal in ieder geval 30 dagen na de Closing Date eindigen.

Voorwaarden
De plaatsing van de Resterende Aandelen en Converteerbare Obligaties geschieden onder voorbehoud van bepaalde voorwaarden, zoals beschreven in het Prospectus.

Aanvullende Prospectus Informatie

Nieuwe CEO
Zoals op 26 januari 2004 bekend werd gemaakt zal de Raad van Commissarissen aan de op 21 april 2004 te houden Algemene Vergadering van Aandeelhouders voorstellen de heer Rudi W.A. De Becker te benoemen tot de nieuwe CEO van Hagemeyer. De heer De Becker zal op 1 maart 2004 bij Hagemeyer in dienst treden. Per dezelfde datum zal Rob ter Haar, wiens aftreden in december 2003 bekend gemaakt werd, als CEO en lid van de Raad van Bestuur terugtreden. De heer De Becker, die de Belgische nationaliteit heeft, is afkomstig van Buhrmann, waar hij als lid van de Raad van Bestuur verantwoordelijk is voor Buhrmann's activiteiten in Europa.

Counterclaim Gateway
Wij verwijzen naar het Prospectus, pagina 117. Daar wordt vermeld dat een dochtermaatschappij van Hagemeyer in de Verenigde Staten een vordering ter grootte van US$ 6 miljoen heeft ingesteld tegen Gateway Data Sciences op grond van wanprestatie en fraude. Als reactie heeft Gateway Data Sciences een tegenvordering ingesteld van US$ 6 miljoen. Na het instellen van haar tegenvordering heeft Gateway Data Sciences haar tegenvordering verhoogd van US$ 6 miljoen tot US$ 35,9 miljoen. Op basis van adviezen van juridische experts en andere adviseurs, is Hagemeyer van mening dat de tegenvordering van Gateway Data Sciences ongegrond is en dat er goede argumenten zijn om deze vordering te weerleggen.

Deze advertentie vormt een aanvulling op de advertentie gedateerd 16 januari 2004 en maakt een integraal onderdeel uit van het Prospectus.

Voor informatie over de emissie en Hagemeyer wordt nadrukkelijk verwezen naar het Prospectus. De tekst van het Prospectus en de statuten van Hagemeyer zijn reeds vanaf vrijdag 16 januari 2004, beschikbaar gesteld op het internet via de pagina www.euronext.com en www.hagemeyer.com. Exemplaren van het Prospectus en de statuten van Hagemeyer zijn tevens kosteloos verkrijgbaar bij Hagemeyer N.V., Rijksweg 69, 1411 GE Naarden en bij ABN AMRO, Equity Capital Markets HQ 7006, Gustav Mahlerlaan 10, 1082 PP Amsterdam, e-mail: prospectus@nl.abnamro.com, fax: 020-6280004. De trustakte, die naar verwachting op 5 februari 2004 zal worden gepasseerd, ligt ter inzage bij Hagemeyer en bij ABN AMRO Bank N.V., Foppingadreef 22, 1102 BS Amsterdam.

Global Co-ordinator
ABN AMRO Rothschild

Joint-Lead Managers and Joint Bookrunners
ABN AMRO Rothschild **ING Investment Banking** **Rabo Securities** **NIB Capital Bank N.V.**

Subscription, Listing & Paying Agent
ABN AMRO Bank N.V.

ABN·AMRO ROTHSCHILD

28 januari 2004

AMENDMENT OF THE ARTICLES
OF ASSOCIATION OF:

Hagemeyer N.V.,
having its official seat in Amsterdam.

Deed dated 5 February 2004

CONTENTS:

- certified copy of the deed of amendment of the Articles of Association, executed on 5 February 2004 before G.W.Ch. Visser, civil law notary in Amsterdam;

- complete text of the Articles of Association, after the abovementioned deed of amendment;

- fair English translation of the complete text of the Articles of Association, after the abovementioned deed of amendment.

AKTE VAN STATUTENWIJZIGING
(Hagemeyer N.V.)

Op vijf februari tweeduizend vier is voor mij, mr. Gerbrand Willem Christiaan Visser, notaris te Amsterdam, verschenen:
mevrouw mr. Manon Laurette Monique van Gaal, met kantooradres 1077 AB Amsterdam, Apollolaan 15, geboren te Nijmegen op twintig mei negentienhonderd drieënzeventig.
De comparante heeft het volgende verklaard:
tijdens de algemene vergadering van aandeelhouders van Hagemeyer N.V., een naamloze vennootschap, gevestigd te Amsterdam, kantoorhoudende te 1411 GE Naarden, Rijksweg 69 en ingeschreven in het handelsregister onder nummer 32028710 (de "**vennootschap**"), gehouden op negen januari tweeduizend vier, is besloten de statuten van de vennootschap partieel te wijzigen, alsmede om de comparante te machtigen deze akte te doen passeren. Van deze besluitvorming blijkt uit een verklaring van mij, notaris, die aan deze akte is gehecht (Bijlage).
De statuten van de vennootschap zijn laatstelijk gewijzigd bij akte op negentien juli tweeduizend verleden voor mr. G.W.Ch. Visser, notaris te Amsterdam, terzake waarvan een ministeriële verklaring van geen bezwaar werd verleend op veertien juli tweeduizend, onder nummer NV 23530.
Ter uitvoering van voormeld besluit tot statutenwijziging worden de statuten van de vennootschap hierbij gewijzigd als volgt.

Artikel 1 sub e wordt gewijzigd en luidt voortaan als volgt: ——

"e. certificaathouders: houders van met medewerking van de vennootschap uitgegeven certificaten van aandelen. Tenzij het tegendeel blijkt, zijn daaronder begrepen zij die als gevolg van een op aandelen gevestigd vruchtgebruik of pandrecht de rechten hebben die de wet toekent aan houders van met medewerking van een vennootschap uitgegeven certificaten van aandelen;" ——

Artikel 1 sub f vervalt. ——

Tegelijkertijd wordt artikel 1 sub g tot en met q (oud) vernummerd tot artikel 1 sub f tot en met p (nieuw). ——

Artikel 1 sub k (nieuw) wordt gewijzigd en luidt voortaan als volgt: ——

"k. Officiële Prijscourant: de Officiële Prijscourant van de naamloze vennootschap Euronext Amsterdam N.V. of een daarvoor in de plaats tredende officiële publicatie;" ——

Artikel 1 sub l (nieuw) wordt gewijzigd en luidt voortaan als volgt: ——

" l. Fondsenreglement: het Fondsenreglement van de door Euronext Amsterdam N.V. gehouden effectenbeurs;" ——

Artikel 1 sub m (nieuw) wordt gewijzigd en luidt voortaan als volgt: ——

"m. Necigef: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., zijnde het centraal instituut in de zin van de Wet giraal effectenverkeer (Euroclear Netherlands);" ——

Artikel 1 sub n (nieuw) wordt gewijzigd en luidt voortaan als volgt: ——

"n. Necigef-deelgenoot: een deelgenoot in het verzameldepot van aandelen van een Necigef-deelnemer, een en ander in de zin van de Wet giraal effectenverkeer;" ——

Artikel 1 sub p (nieuw) wordt gewijzigd en luidt voortaan als volgt: ——

"p. Necigef-verzamelbewijs: het ene aandeelbewijs dat alle van tijd tot tijd uitgegeven aandelen aan toonder belichaamt als bedoeld in artikel 4 lid 2 van deze statuten." ——

Artikel 3 wordt gewijzigd en luidt voortaan als volgt: ——

"Artikel 3. Maatschappelijk kapitaal. ——

1. Het maatschappelijk kapitaal bedraagt achthonderd tien miljoen euro (EUR 810.000.000,--). ——
2. Het is verdeeld in zeshonderd vijfenzeventig miljoen (675.000.000) aandelen van één euro twintig eurocent (EUR 1,20). ——
3. De aandelen luiden ter keuze van de aandeelhouder op naam of aan toonder." ——

Artikel 4 kopje wordt gewijzigd en luidt voortaan als volgt: ——

"Artikel 4. Aandelen aan toonder: Necigef-verzamelbewijs." ——

Artikel 4 lid 1 wordt gewijzigd en luidt voortaan als volgt: ——

"1. Bij de inschrijving op uit te geven aandelen kan diegene die jegens de vennootschap recht op een aandeel verkrijgt, de vennootschap schriftelijk

mededelen dat hij een aandeel op naam verlangt. Zonder die mededeling ontvangt hij een recht terzake van een aandeel aan toonder op de hierna in dit artikel 4 bepaalde wijze." ——

Artikel 4 lid 2 wordt gewijzigd en luidt voortaan als volgt: ——

"2. Alle van tijd tot tijd uitgegeven aandelen aan toonder worden belichaamd in één aandeelbewijs (het "Necigef-verzamelbewijs")." ——

Artikel 4 lid 4 wordt gewijzigd en luidt voortaan als volgt: ——

"4. De vennootschap kent aan een rechthebbende een recht ten aanzien van een aandeel aan toonder toe, doordat (i) Necigef de vennootschap in staat stelt een aandeel op het Necigef-verzamelbewijs bij te (doen) schrijven en (ii) de rechthebbende een Necigef-deelnemer aanwijst die hem dienovereenkomstig als Necigef-deelgenoot in zijn verzameldepot van aandelen in de vennootschap crediteert." ——

Artikel 4 lid 6 wordt gewijzigd en luidt voortaan als volgt: ——

"6. Een Necigef-deelnemer kan te allen tijde de aandelen aan toonder waartoe hij gerechtigd is, doen omzetten in aandelen op naam. Indien een Necigef-deelnemer uitlevering wenst van een of meer aandelen tot ten hoogste een hoeveelheid waarvoor hij Necigef-deelgenoot is, zal (i) Necigef bij akte de aandelen aan de rechthebbende leveren, (ii) de vennootschap de levering erkennen, (iii) Necigef de vennootschap in staat stellen de aandelen van het Necigef-verzamelbewijs af te (doen) schrijven, (iv) de desbetreffende Necigef-deelnemer de rechthebbende dienovereenkomstig als Necigef-deelgenoot in zijn verzameldepot van aandelen in de vennootschap debiteren en (v) de vennootschap de rechthebbende in haar register van aandeelhouders (doen) inschrijven als houder van aandelen op naam." ——

Artikel 4 lid 7 wordt gewijzigd en luidt voortaan als volgt: ——

"7. Een houder van een aandeel op naam kan dit te allen tijde aan toonder doen stellen doordat (i) de rechthebbende dit aandeel bij akte levert aan Necigef, (ii) de vennootschap de levering erkent, (iii) Necigef de vennootschap in staat stelt een aandeel op het Necigef-verzamelbewijs bij te (doen) schrijven, (iv) een door de rechthebbende aangewezen Necigef-deelnemer de rechthebbende dienovereenkomstig als Necigef-deelgenoot in zijn verzameldepot van aandelen in de vennootschap crediteert en (v) de vennootschap de rechthebbende als houder van het desbetreffende aandeel uitschrijft uit het register van aandeelhouders." ——

Artikel 7 lid 1 wordt gewijzigd en luidt voortaan als volgt: ——

"1. Voor de aandelen op naam worden geen aandeelbewijzen uitgegeven." ——

Artikel 7 lid 2 wordt gewijzigd en luidt voortaan als volgt: ——

"2. Ten kantore van de vennootschap wordt door de raad van bestuur een register gehouden waarin de namen en adressen van alle houders van aandelen op naam zijn opgenomen." ——

Artikel 8 vervalt. ——

Artikel 9 lid 4 wordt gewijzigd en luidt voortaan als volgt: ——

"4. De aandeelhouder heeft het stemrecht op aandelen waarop een vruchtgebruik of een pandrecht is gevestigd. Echter komt het stemrecht op aandelen toe aan de vruchtgebruiker of de pandhouder indien zulks bij de vestiging van het vruchtgebruik of van het pandrecht is bepaald. ——
De aandeelhouder die geen stemrecht heeft en de vruchtgebruiker en pandhouder die stemrecht heeft, hebben de rechten die door de wet zijn toegekend aan certificaathouders. Aan de vruchtgebruiker en pandhouder die geen stemrecht heeft, komen de in de vorige zin bedoelde rechten niet toe." ——

Artikel 9 lid 5 vervalt. ——

Artikel 10 lid 6 wordt gewijzigd en luidt voortaan als volgt: ——

"6. Binnen acht dagen na elke uitgifte van aandelen wordt hiervan opgave gedaan ten kantore van het handelsregister met vermelding van het aantal." -

Artikel 11 lid 3 wordt gewijzigd en luidt voortaan als volgt: ——

"3. Iedere houder van aandelen heeft bij uitgifte van aandelen een voorkeursrecht naar evenredigheid van het gezamenlijk bedrag van de door hem gehouden aandelen. Hij heeft evenwel geen voorkeursrecht op aandelen die worden uitgegeven tegen inbreng anders dan in geld. ——
Ook heeft hij geen voorkeursrecht op aandelen die worden uitgegeven aan werknemers van de vennootschap of van een groepsmaatschappij." ——

Artikel 11 lid 9 wordt gewijzigd en luidt voortaan als volgt: ——

"9. Bij het verlenen van rechten tot het nemen van aandelen hebben de houders van aandelen een voorkeursrecht; de leden 3 tot en met 8 zijn van overeenkomstige toepassing. Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent." ——

Artikel 12 lid 1 wordt gewijzigd en luidt voortaan als volgt: ——

"1. Bij het nemen van elk aandeel moet daarop het gehele nominale bedrag worden gestort alsmede indien het aandeel voor een hoger bedrag wordt genomen het verschil tussen die bedragen." ——

Artikel 14 lid 1 wordt gewijzigd en luidt voortaan als volgt: ——

"1. De raad van bestuur is bevoegd tot het aangaan van rechtshandelingen betreffende inbreng op aandelen anders dan in geld, en van de andere rechtshandelingen genoemd in artikel 94, Boek 2 van het Burgerlijk Wetboek, zonder voorafgaande goedkeuring van de algemene vergadering. Van deze rechtshandelingen moet de zakelijke inhoud worden opgenomen in de jaarrekening over het boekjaar waarin zij zijn verricht." ——

Artikel 16 lid 1 sub b wordt gewijzigd en luidt voortaan als volgt: ——

"b. door het bedrag van aandelen bij statutenwijziging te verminderen, mits daardoor het geplaatste kapitaal of het gestorte deel daarvan niet geringer wordt dan in artikel 67, Boek 2 van het Burgerlijk Wetboek is

voorgeschreven. In dit besluit moeten de aandelen waarop het besluit betrekking heeft worden aangewezen en moet de uitvoering van het besluit zijn geregeld. Een zodanig besluit kan niet genomen worden dan op voorstel van de raad van bestuur dat is goedgekeurd door de raad van commissarissen."

Artikel 16 lid 2 wordt gewijzigd en luidt voortaan als volgt:

"2. Een besluit tot intrekking kan slechts betreffen aandelen die de vennootschap zelf houdt of waarvan zij de certificaten houdt."

Artikel 16 lid 3 wordt gewijzigd en luidt voortaan als volgt:

"3. Vermindering van het bedrag van de aandelen zonder terugbetaling en zonder ontheffing van de verplichting tot storting moet naar evenredigheid op alle aandelen geschieden."

Artikel 16 lid 4 wordt gewijzigd en luidt voortaan als volgt:

"4. Gedeeltelijke terugbetaling op aandelen of ontheffing van de verplichting tot storting is slechts mogelijk ter uitvoering van een besluit tot vermindering van het bedrag van de aandelen. Zulk een terugbetaling of ontheffing moet geschieden ten aanzien van alle aandelen.
Gedeeltelijke terugbetaling op aandelen of ontheffing van de stortingsplicht moet naar evenredigheid van de daarin betrokken aandelen geschieden.
Van het vereiste van evenredigheid mag worden afgeweken met instemming van alle betrokken aandeelhouders."

Artikel 16 lid 5 wordt gewijzigd en luidt voortaan als volgt:

"5. Voor een besluit tot kapitaalvermindering is een meerderheid van ten minste twee derden der uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd."

Artikel 26 lid 1 wordt gewijzigd en luidt voortaan als volgt:

"1. De commissarissen worden benoemd door de algemene vergadering uit een voordracht, op te maken door de gecombineerde vergadering."

Artikel 26 lid 3 vervalt.

Tegelijkertijd wordt lid 4 (oud) van artikel 26 vernummerd tot lid 3 (nieuw).

Artikel 27 lid 3 vervalt.

Tegelijkertijd wordt lid 4 (oud) van artikel 27 vernummerd tot lid 3 (nieuw).

Artikel 27 lid 3 (nieuw) wordt gewijzigd en luidt voortaan als volgt:

"3. De commissarissen treden periodiek af volgens een door de raad van commissarissen vast te stellen rooster; iedere commissaris heeft zitting voor de tijd van vier jaren, doch de raad van commissarissen kan bij wijze van overgangsmaatregel, voor een of meer van zijn leden een kortere of langere zittingsduur vaststellen. Periodiek aftreden geschiedt per het tijdstip van sluiting van de jaarlijkse algemene vergadering. Een periodiek aftredende commissaris is terstond herbenoembaar."

Artikel 36 lid 1 vervalt.

Tegelijkertijd worden de leden 2 tot en met 6 (oud) van artikel 36 vernummerd tot

leden 1 tot en met 5 (nieuw).

Artikel 36 lid 1 (nieuw) wordt gewijzigd en luidt voortaan als volgt:

"1. Jaarlijks wordt door de raad van bestuur, onder goedkeuring van de raad van commissarissen, vastgesteld welk deel van de uitkeerbare winst - het positieve saldo van de winst- en verliesrekening - wordt gereserveerd. Het daarna overblijvende deel van de winst is ter beschikking van de algemene vergadering."

Artikel 36 lid 4 (nieuw) wordt gewijzigd en luidt voortaan als volgt:

"4. De gecombineerde vergadering kan besluiten tot uitkering van interim-dividend mits aan het vereiste van lid 2 is voldaan blijkens een tussentijdse vermogensopstelling. Deze heeft betrekking op de stand van het vermogen op ten vroegste de eerste dag van de derde maand vóór de maand waarin het besluit tot uitkering van interim-dividend wordt bekend gemaakt. Zij wordt opgemaakt met inachtneming van in het maatschappelijk verkeer als aanvaardbaar beschouwde waarderingsmethoden. In de vermogensopstelling worden opgenomen de krachtens de wet of de statuten te reserveren bedragen. Zij wordt ondertekend door de leden van de raad van bestuur; ontbreekt de handtekening van een of meer hunner, dan wordt daarvan onder opgave van reden melding gemaakt. De vermogensopstelling wordt binnen acht dagen na de dag waarop het besluit tot uitkering wordt bekend gemaakt, ten kantore van het handelsregister neergelegd."

Artikel 36 lid 5 (nieuw) wordt gewijzigd en luidt voortaan als volgt:

"5. Indien over enig jaar verlies is geleden wordt over dat jaar geen dividend op aandelen uitgekeerd. Ook in de volgende jaren kan eerst uitkering van dividend op aandelen plaats hebben nadat het verlies door winst is goedgemaakt. De algemene vergadering kan echter op voorstel van de raad van bestuur dat is goedgekeurd door de gecombineerde vergadering besluiten zulk een verlies te delgen ten laste van het uitkeerbaar deel van het eigen vermogen."

Artikel 37 wordt gewijzigd en luidt voortaan als volgt:

"Artikel 37. Uitkeringen in aandelen en ten laste van de reserves.

1. De algemene vergadering kan op voorstel van de gecombineerde vergadering besluiten dat een uitkering van dividend op aandelen geheel of ten dele plaats vindt niet in geld doch in aandelen in de vennootschap
2. De algemene vergadering kan op voorstel van de gecombineerde vergadering besluiten tot uitkeringen aan houders van aandelen ten laste van een of meer reserves die niet volgens de wet of de statuten moeten worden aangehouden. Het bepaalde in het voorgaande lid is van overeenkomstige toepassing.
3. Het bepaalde in de leden 2, 3 en 4 van artikel 36 is op de in dit artikel geregelde uitkeringen toepasselijk."

Artikel 40 wordt gewijzigd en luidt voortaan als volgt:

"Artikel 40. Andere vergaderingen.

Andere algemene vergaderingen van aandeelhouders worden gehouden zo dikwijls de raad van bestuur of de raad van commissarissen zulks noodzakelijk acht, onverminderd het bepaalde in de artikelen 110, 111 en 112, Boek 2 van het Burgerlijk Wetboek."

Artikel 45 lid 1 wordt gewijzigd en luidt voortaan als volgt:

"1. Iedere stemgerechtigde aandeelhouder en iedere vruchtgebruiker of pandhouder van aandelen aan wie het stemrecht toekomt is bevoegd de algemene vergadering van aandeelhouders bij te wonen, daarin het woord te voeren en het stemrecht uit te oefenen. Indien het betreft aandelen op naam moet van het voornemen de vergadering bij te wonen de raad van bestuur schriftelijk in kennis worden gesteld. Deze kennisgeving moet uiterlijk op de bij de oproeping te vermelden dag door de raad van bestuur zijn ontvangen."

Artikel 45 lid 2 wordt gewijzigd en luidt voortaan als volgt:

"2. De vergaderrechten volgens lid 1 kunnen worden uitgeoefend bij een schriftelijk gevolmachtigde, mits indien het betreft aandelen op naam, uiterlijk op de bij de oproeping te vermelden dag de volmacht door de raad van bestuur is ontvangen."

Artikel 45 lid 3 wordt gewijzigd en luidt voortaan als volgt:

"3. Indien het stemrecht op een aandeel aan de vruchtgebruiker of de pandhouder toekomt in plaats van aan de aandeelhouder, is de aandeelhouder eveneens bevoegd de algemene vergadering van aandeelhouders bij te wonen en daarin het woord te voeren, mits indien het betreft aandelen op naam, van het voornemen de vergadering bij te wonen de raad van bestuur overeenkomstig lid 1 is in kennis gesteld. Lid 2 is van overeenkomstige toepassing."

Artikel 45 lid 4 wordt gewijzigd en luidt voortaan als volgt:

"4. Wat betreft het stemrecht en/of vergaderrecht zal de vennootschap met overeenkomstige toepassing van het bepaalde in de artikelen 2:88 en 2:89 van het Burgerlijk Wetboek tevens als aandeelhouder beschouwen degene genoemd in een schriftelijke verklaring van een Necigef-deelnemer inhoudende dat de in die verklaring genoemde hoeveelheid aandelen aan toonder behoort tot zijn verzameldepot en dat de in de verklaring genoemde persoon tot de genoemde hoeveelheid aandelen aan toonder deelgenoot in dat verzameldepot is en tot na de vergadering zal blijven, mits de desbetreffende verklaring tijdig ter plaatse in de oproeping te vermelden is gedeponeerd, zulks tegen ontvangstbewijs, hetwelk als toegangsbewijs voor de vergadering strekt. In de oproeping tot de vergadering zal worden vermeld de dag waarop zulks uiterlijk moet geschieden."

Artikel 45 leden 7 en 8 vervallen.

Tegelijkertijd worden de leden 9 tot en met 11 (oud) van artikel 45 vernummerd

tot leden 7 tot en met 9 (nieuw).

Artikel 45 lid 7 (nieuw) wordt gewijzigd en luidt voortaan als volgt:

"7. De bij de oproeping te vermelden dag bedoeld in de leden 1, 2 en 4 kan niet vroeger worden gesteld dan op de zevende dag vóór die der vergadering."

Artikel 47 vervalt.

Artikel 50 lid 3 wordt gewijzigd en luidt voortaan als volgt:

"3. Hetgeen na voldoening van de schulden is overgebleven wordt overgedragen aan de aandeelhouders naar evenredigheid van het bedrag van ieders aandelen."

Overgangsbepaling vervalt.

Ten slotte heeft de comparante verklaard:

Omzetting van preferente aandelen in aandelen zonder nadere aanduiding.

Per het moment waarop deze statutenwijziging van kracht wordt, wordt elk van de vijfentwintig miljoen zevenhonderd en twintigduizend (25.720.000) geplaatste preferente aandelen met een nominaal bedrag van één euro en twintig eurocent (EUR 1,20) elk, die onmiddellijk daaraan voorafgaand behoorden tot het geplaatste kapitaal van de vennootschap, omgezet in één (1) aandeel zonder nadere aanduiding met een nominaal bedrag van één euro en twintig eurocent (EUR 1,20) elk en wordt de aanduiding "gewoon aandeel" gewijzigd in "aandeel".

Geplaatst kapitaal.

Per het moment waarop bovenstaande statutenwijziging van kracht wordt, bedraagt het geplaatste kapitaal van de vennootschap éénhonderd tweeënzestig miljoen tweehonderd vijftienduizend éénhonderd zeven euro en twintig eurocent (EUR 162.215.107,20), verdeeld in éénhonderd vijfendertig miljoen éénhonderd negenenzeventigduizend tweehonderd zesenvijftig (135.179.256) aandelen met een nominaal bedrag van één euro en twintig eurocent (EUR 1,20) elk.

Uitgifte van aandelen na statutenwijziging.

Ingevolge een besluit van de algemene vergadering van aandeelhouders van de vennootschap van negen januari tweeduizend vier en een besluit van de Raad van Bestuur van de vennootschap van vier februari tweeduizend vier, zullen direct na het verlijden van deze akte van statutenwijziging driehonderd tachtig miljoen negenhonderd elfduizend zevenhonderd zesentachtig (380.911.786) aandelen met een nominaal bedrag van één euro en twintig eurocent (EUR 1,20) elk worden uitgegeven, waarna het geplaatste kapitaal van de vennootschap derhalve zeshonderd negentien miljoen driehonderd negenduizend tweehonderd vijftig euro en veertig eurocent (EUR 619.309.250,40) zal bedragen, verdeeld in vijfhonderd zestien miljoen éénennegentigduizend tweeënveertig (516.091.042) aandelen met een nominaal bedrag van één euro en twintig eurocent (EUR 1,20) elk. Een kopie van het besluit van de Raad van Bestuur is aangehecht (Bijlage).

Verklaring van geen bezwaar.

Terzake van bovenstaande statutenwijziging is een ministeriële verklaring van geen bezwaar verleend op tweeëntwintig januari tweeduizend vier, onder nummer

NV 23530, waarvan blijkt uit een schriftelijke verklaring van het Ministerie van Justitie die aan deze akte is gehecht (Bijlage).

Slot.

De comparante is mij, notaris, bekend.

Waarvan akte, verleden te Amsterdam op de datum in het hoofd van deze akte vermeld. Alvorens tot voorlezing is overgegaan, is de inhoud van deze akte zakelijk aan de comparante opgegeven en toegelicht. De comparante heeft daarna verklaard van de inhoud van deze akte te hebben kennisgenomen, daarmee in te stemmen en op volledige voorlezing daarvan geen prijs te stellen. Onmiddellijk na beperkte voorlezing van deze akte is zij door de comparante en mij, notaris, ondertekend.

(W.g.: M.L.M. van Gaal; G.W.Ch. Visser)

VOOR AFSCHRIFT.

ALLEN & OVERY

MLMG/ZB/41914-0(

VERKLARING

De ondergetekende:
mr. Gerbrand Willem Christiaan Visser, notaris te Amsterdam, verklaart:

- dat hij op vrijdag 9 januari 2004 om 14.00 uur aanwezig is geweest in e van de zalen van het Hilton Hotel te Amsterdam, teneinde de algemene v gadering van aandeelhouders van Hagemeyer N.V. bij te wonen;

- dat hij heeft geconstateerd dat de voorzitter van de vergadering, de heer n P.J. Kalff, de vergadering heeft geopend en daarbij heeft geconstateerd c aan de formele eisen, die wet en statuten voor het houden van algeme vergaderingen van aandeelhouders stellen, is voldaan;

- dat onder punt 4 van de agenda voor de algemene vergadering van aandee houders "Voorstel tot statutenwijziging", de voorzitter een korte toelichtir op het voorstel geeft;

- dat het voorstel tevens inhoudt het verlenen van machtiging aan ieder l van de raad van bestuur van de vennootschap, alsmede aan iedere (kand daat-)notaris en notarieel medewerker van Allen & Overy, advocaten, not rissen en belastingadviseurs te Amsterdam, om op het ontwerp van de ak van statutenwijziging de verklaring van geen bezwaar aan te vragen, en o die akte te doen passeren;

- dat ten aanzien van het voorstel enige discussie plaats vindt;

- dat de voorzitter heeft geconstateerd dat het voorstel tot statutenwijzigin door de vergadering is aangenomen.

Getekend te Amsterdam op 12 januari 2004.

MR. G.W.CH. VISSER NOTARIS TE AMSTERDAM

AMCO:168323.1

HAGEMEYER

HAGEMEYER N.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 694 43 96

HAGEMEYER N.V.

BOARD RESOLUTION IN WRITING

dated 4 February 2004

The undersigned, Robert ter Haar, Jan Sjoerd Tjalling Tiemstra and Wilhelmus Henricus Maria Pot, together constituting the entire board of managing directors (the "**Board**") of Hagemeyer N.V., a public company with limited liability (*naamloze vennootschap*), having its corporate seat (*statutaire zetel*) at Amsterdam, the Netherlands and its registered office at Rijksweg 69, 1411 GE Naarden, the Netherlands (the "**Company**"), hereby unanimously adopt the resolutions set out below, taking the following into consideration:

1. **INTRODUCTION**

1.1 The Board is authorised to adopt resolutions in writing.

1.2 The Board notes that to the extent necessary the board of supervisory directors of the Company has approved the resolutions to be adopted and set forth herein. The Board also refers to its resolutions adopted at its meeting of 7 December 2003 and adopted in writing on 12 January 2004, in each case as approved by the board of supervisory directors of the Company.

2. **DESCRIPTION OF TRANSACTION AND DOCUMENTS**

2.1 The Board notes the explanatory memorandum dated 11 December 2003 submitted to the shareholders of the Company explaining the restructuring of the Company and its subsidiaries (the "**Explanatory Memorandum**").

2.2 On 9 January 2004, the extraordinary general meeting of shareholders of the Company (the "**EGM**") resolved, *inter alia*, to approve (i) the issuance of up to 383,107,396 ordinary shares in the capital of the Company (the "**Shares**") in a rights offering at a price of at least EUR 1.20 per share (the "**Rights Offering**") and (ii) the granting of rights to acquire 100,000,000 ordinary shares in connection with the issuance of EUR 150,000,000 subordinated convertible bonds due 2009 (the "**Bonds**"), the Bonds to be in a denomination of EUR 1,000 each, convertible into ordinary shares in the capital of the Company at a conversion price of at least EUR 1.50 per share (the "**Bond Offering**"), in each case subject to the terms and conditions as set out in the Explanatory Memorandum. Furthermore, the EGM resolved to exclude the pre-emption rights relating to the Shares and the rights to acquire shares upon conversion of the

Bonds and to authorise the Board to implement the Rights Offering and the Bond Offering and to allocate the Shares and the Bonds (including the rights to acquire shares pursuant thereto).

2.3 On 9 January 2004, the EGM furthermore resolved to amend the Company's articles of association to provide, *inter alia*, for an increase of the Company's authorized capital (*maatschappelijk kapitaal*), to be effected pursuant to a notarial deed of amendment (the "**Deed of Amendment**") to be executed on the Settlement Date (as defined in the Settlement Agreement).

2.4 The Board notes that the Company and certain of its subsidiaries (the "**Borrowers**") and ABN AMRO Bank N.V., ING Bank N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. and NIB Capital N.V. (as Arrangers) and others have entered into a Facility Agreement dated 15 January 2004 (the "**New Facility Agreement**") providing for a euro term loan facility in an amount of EUR 150,000,000, a multicurrency revolving credit facility in an amount of EUR 650,000,000 and a letter of credit facility in an amount of EUR 105,000,000 from a group of lenders (the "**Lenders**").

2.5 The Board notes the terms of the settlement agreement dated 15 January 2004 (the "**Settlement Agreement**") and the other Restructuring Documents referred to therein between, *inter alios*, the Borrowers, the Lenders, the holders of certain preference shares issued by the Company and ABN AMRO Rothschild.

2.6 The Board notes the prospectus dated 16 January 2004 (the "**Prospectus**") issued by the Company setting out, *inter alia*, the terms of the Rights Offering and the Bond Offering.

2.7 The Board notes the advertisement dated 28 January 2004 (the "**Advertisement**") issued by the Company which sets out, *inter alia*, (i) the results of the Rights Offering (including the pricing of the Rump Shares (as defined in the Settlement Agreement)) and (ii) details of the issue price, initial conversion price and coupon of the Bonds. The Advertisement is attached hereto as Annex 1.

2.8 The Board wishes to implement the Rights Offering and the Bond Offering in accordance with and subject to the terms of the Settlement Agreement and the other Restructuring Documents referred to therein, including but not limited to the Trust Deed and the Private Placement Agreement, and as set out in the Advertisement.

RESOLUTIONS

3 After due and careful consideration of the Prospectus, the Settlement Agreement and the other Restructuring Documents referred to therein, the New Facility Agreement and the resolutions adopted by the EGM on 9 January 2004, it is unanimously resolved that:

(i) 380,911,786 Shares be issued at par immediately upon execution of the Deed of Amendment, and 2,195,610 ordinary shares to be held by the Company in its own capital at the Settlement Date be transferred, to the persons to be identified for that purpose by ABN AMRO Rothschild in its capacity as Sole Global Co-ordinator of the Rights Offering and further on the terms set out in the Settlement Agreement;

(ii) the Bonds be issued immediately upon execution of the Trust Deed to the persons to be identified by ABN AMRO Rothschild in its capacity as Sole Global Co-ordinator of the Bond Offering at an issue price of EUR 1,000 per Bond, a coupon of 5.75 % and an initial conversion price of EUR 2.04 per ordinary share in the capital of the Company and further on the terms and subject to the conditions set out in the Trust Deed, the Settlement Agreement and the Private Placement Agreement;

(iii) the execution by or on behalf of the Company of the Trust Deed, and the performance by the Company of its obligations thereunder and under the Bonds, be and hereby are approved, the Trust Deed to be substantially in the form of the draft as published in the Prospectus and taking into account the contents of the Advertisement;

(iv) the approvals of the Board (a) to enter into of the Restructuring Documents and (b) of the transactions contemplated thereby be and are hereby confirmed to the extent necessary; and

(v) the Company shall do all such other things and sign, execute or deliver all such other documents as may be necessary or appropriate to be done or signed or executed in connection with the implementation of the Rights Offering and the Bond Offering or otherwise contemplated by the documents relating thereto.

This resolution has been signed on the date written above.

By: Robert ter Haar
Title: Managing Director

By: Jan Sjoerd Tjalling Tiemstra
Title: Managing Director

By: Wilhelmus Henricus Maria Pot
Title: Managing Director

ANNEX 1

ADVERTISEMENT DATED 28 JANUARY 2004

HAGEMEYER

Hagemeyer N.V.
Statutair gevestigd te Amsterdam

Uitgifte van 383.107.396 gewone aandelen en Nominaal € 150 miljoen achtergestelde converteerbare obligaties 2004 per 2009

Uitoefening SETS / plaatsing Resterende Aandelen
In het kader van de 7 voor 2 uitgifte van 383.107.396 gewone aandelen Hagemeyer N.V. ("Hagemeyer"), tegen een uitgifteprijs van € 1,20, is op 347.497.871 gewone aandelen ingeschreven via de uitoefening van overdraagbare inschrijfrechten ("SETs"). Dit betekent dat 35.609.525 gewone aandelen, waarop niet is ingeschreven door middel van uitoefening van SETs ("Resterende Aandelen") per 28 januari 2004 ondershands zijn geplaatst door ABN AMRO Rothschild, ING Investment Banking, Rabo Securities en NIB Capital.

Sluiting inschrijving
De inschrijving op de Resterende Aandelen, alsmede de inschrijving op de onderhandse plaatsing van nominaal € 150.000.000 achtergestelde converteerbare obligaties 2004 per 2009 ("Converteerbare Obligaties") is gesloten op 28 januari 2004, 9.30 uur Nederlandse tijd.

Uitgifteprijs Resterende Aandelen
De Resterende Aandelen zijn geplaatst tegen een uitgifteprijs van € 1,64 per Resterend Aandeel.

Meeropbrengst niet uitgeoefende SETs
Aangezien de totale opbrengst van de plaatsing van de Resterende Aandelen de totale uitgifteprijs van deze plaatsing overtreft, is een meeropbrengst van € 1,54 (na aftrek van kosten en eventuele toepasselijke belastingen) per niet-uitgeoefende SET ontstaan. Deze meeropbrengst zal zo spoedig mogelijk na 5 februari 2004 aan de houders van niet-uitgeoefende SETs worden uitgekeerd.

Preferentiële Inschrijving Converteerbare Obligaties
Er is voor een bedrag van € 50 miljoen preferentieel ingeschreven door een bepaalde groep van financiers.

Coupon en conversiekoers Converteerbare Obligaties
De coupon van de Converteerbare Obligaties is vastgesteld op 5,75% en zal jaarlijks betaalbaar zijn per 5 februari en voor het eerst op 5 februari 2005 waarbij de laatste betaling, naar verwachting, zal plaatsvinden op 5 februari 2009. De conversieprijs is vastgesteld op EUR 2,04, een conversiepremie vertegenwoordigend van ongeveer 25 procent over de naar volume gewogen gemiddelde prijs ("Volume Weighted Average Price") gedurende het bookbuilding proces. De conversieprijs kan worden aangepast in de gevallen zoals vermeld in het prospectus gedateerd 16 januari 2004 (het "Prospectus").

Toewijzing
De toewijzing op basis van de inschrijvingen is geschied op 28 januari 2004. Gezien de overtekening op de inschrijving op de Resterende Aandelen, alsmede de Converteerbare Obligaties kan reductie worden toegepast.

Notering
Toelating tot de notering van de gewone aandelen en de Converteerbare Obligaties op Euronext Amsterdam is aangevraagd. Onvoorziene omstandigheden voorbehouden, zullen de gewone aandelen en Converteerbare Obligaties naar verwachting op donderdag 5 februari 2004 tot de notering worden toegelaten. De Converteerbare obligaties zullen per donderdag 29 januari 2004, 09.00 uur op AIW basis verhandeld worden.

Betaling en levering
Betaling op en levering van de gewone aandelen en Converteerbare Obligaties zullen geschieden op donderdag 5 februari 2004 ("Closing Date").

Stabilisatie
Uitsluitend ABN AMRO Rothschild mag namens het bankensyndicaat transacties bewerkstelligen die de koers van de gewone aandelen Hagemeyer en de Converteerbare Obligaties stabiliseren. Dergelijke koersstabilisatie kan, indien aangevangen, op ieder moment worden beëindigd en zal in ieder geval 30 dagen na de Closing Date eindigen.

Voorwaarden
De plaatsing van de Resterende Aandelen en Converteerbare Obligaties geschieden onder voorbehoud van bepaalde voorwaarden, zoals beschreven in het Prospectus.

Aanvullende Prospectus Informatie

Nieuwe CEO
Zoals op 26 januari 2004 bekend werd gemaakt zal de Raad van Commissarissen aan de op 21 april 2004 te houden Algemene Vergadering van Aandeelhouders voorstellen de heer Rudi W.A. De Becker te benoemen tot de nieuwe CEO van Hagemeyer. De heer De Becker zal op 1 maart 2004 bij Hagemeyer in dienst treden. Per dezelfde datum zal Rob ter Haar, wiens aftreden in december 2003 bekend gemaakt werd, als CEO en lid van de Raad van Bestuur terugtreden. De heer De Becker, die de Belgische nationaliteit heeft, is afkomstig van Buhrmann, waar hij als lid van de Raad van Bestuur verantwoordelijk is voor Buhrmann's activiteiten in Europa.

Counterclaim Gateway
Wij verwijzen naar het Prospectus, pagina 117. Daar wordt vermeld dat een dochtermaatschappij van Hagemeyer in de Verenigde Staten een vordering ter grootte van US$ 6 miljoen heeft ingesteld tegen Gateway Data Sciences op grond van wanprestatie en fraude. Als reactie heeft Gateway Data Sciences een tegenvordering ingesteld van US$ 6 miljoen. Na het instellen van haar tegenvordering heeft Gateway Data Sciences haar tegenvordering verhoogd van US$ 6 miljoen tot US$ 35,9 miljoen. Op basis van adviezen van juridische experts en andere adviseurs, is Hagemeyer van mening dat de tegenvordering van Gateway Data Sciences ongegrond is en dat er goede argumenten zijn om deze vordering te weerleggen.

Deze advertentie vormt een aanvulling op de advertentie gedateerd 16 januari 2004 en maakt een integraal onderdeel uit van het Prospectus.

Voor informatie over de emissie en Hagemeyer wordt nadrukkelijk verwezen naar het Prospectus. De tekst van het Prospectus en de statuten van Hagemeyer zijn reeds vanaf vrijdag 16 januari 2004, beschikbaar gesteld op het internet via de pagina www.euronext.com en www.hagemeyer.com. Exemplaren van het Prospectus en de statuten van Hagemeyer zijn tevens kosteloos verkrijgbaar bij Hagemeyer N.V., Rijksweg 69, 1411 GE Naarden en bij ABN AMRO, Equity Capital Markets HQ 7006, Gustav Mahlerlaan 10, 1082 PP Amsterdam, e-mail: prospectus@nl.abnamro.com, fax: 020-6280004. De trustakte, die naar verwachting op 5 februari 2004 zal worden gepasseerd, ligt ter inzage bij Hagemeyer en bij ABN AMRO Bank N.V., Foppingadreef 22, 1102 BS Amsterdam.

Global Co-ordinator
ABN AMRO Rothschild

Joint-Lead Managers and Joint Bookrunners
ABN AMRO Rothschild | ING Investment Banking | Rabo Securities | NIB Capital Bank N.V.

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ABN·AMRO ROTHSCHILD

28 januari 2004

Justitie Ministerie van Justitie

Directoraat-Generaal Preventie, Jeugd en Sancties
Directie Bestuurszaken

Referentie: MLMG/41914-00039

Mr. GWC Visser

Postbus 75440

1070 AK Amsterdam

Verklaring van geen bezwaar

Naar aanleiding van uw verzoek tot het verkrijgen van de verklaring van geen bezwaar ten aanzien van de hieronder genoemde

Statutenwijziging

deel ik u het volgende mede:

Mij is van bezwaren niet gebleken.

Naam Hagemeyer N.V.

Nummer NV 23530

Beslissingsdatum 22 januari 2004

De minister van Justitie,
namens deze,
de directeur Bestuurszaken
voor deze,

Hoofd van de Afdeling Integriteit Bedrijfsleven

M. Görtz

Indien van toepassing gaarne onderstaande aankruisen en deze verklaring retourneren.
[ ] Van deze verklaring is geen gebruik gemaakt

STATUTEN VAN:

Hagemeyer N.V.,
gevestigd te Amsterdam.

de dato 5 februari 2004

Laatstelijk partieel gewijzigd bij akte van statutenwijziging, op 5 februari 2004 verleden voor mr. G.W.Ch. Visser, notaris te Amsterdam.

De verklaring van geen bezwaar van het Ministerie van Justitie is verleend op 22 januari 2004, nummer NV 23530.

HOOFDSTUK I

Begripsbepalingen.

Artikel 1.

In de statuten wordt verstaan onder:

a. algemene vergadering: het orgaan dat gevormd wordt door stemgerechtigde aandeelhouders en andere stemgerechtigden;

b. algemene vergadering van aandeelhouders: de bijeenkomst van aandeelhouders en andere personen met vergaderrechten;

c. gecombineerde vergadering: het orgaan dat gevormd wordt door de raad van commissarissen en de raad van bestuur tezamen;

d. certificaten: certificaten van aandelen in de vennootschap. Tenzij het tegendeel blijkt zijn daaronder begrepen certificaten die niet met medewerking van de vennootschap zijn uitgegeven;

e. certificaathouders: houders van met medewerking van de vennootschap uitgegeven certificaten van aandelen. Tenzij het tegendeel blijkt, zijn daaronder begrepen zij die als gevolg van een op aandelen gevestigd vruchtgebruik of pandrecht de rechten hebben die de wet toekent aan houders van met medewerking van een vennootschap uitgegeven certificaten van aandelen;

f. uitkeerbaar deel van het eigen vermogen: het deel van het eigen vermogen dat het gestorte en opgevraagde deel van het kapitaal, vermeerderd met de reserves die krachtens de wet moeten worden aangehouden, te boven gaat;

g. accountant: een registeraccountant of een andere accountant als bedoeld in artikel 393, Boek 2 van het Burgerlijk Wetboek, dan wel een organisatie waarin zodanige accountants samenwerken;

h. jaarvergadering: de algemene vergadering van aandeelhouders, bestemd tot de behandeling van de jaarrekening en het jaarverslag;

i. dochtermaatschappij:
   - een rechtspersoon waarin de vennootschap of een of meer van haar dochtermaatschappijen, al dan niet krachtens overeenkomst met andere stemgerechtigden, alleen of samen meer dan de helft van de stemrechten in de algemene vergadering van de leden of aandeelhouders van die rechtspersoon kunnen uitoefenen;
   - een rechtspersoon waarvan de vennootschap of een of meer van haar dochtermaatschappijen lid of aandeelhouder zijn en, al dan niet krachtens overeenkomst met andere stemgerechtigden, alleen of samen meer dan de helft van de bestuurders of van de commissarissen kunnen benoemen of ontslaan, ook indien alle stemgerechtigden stemmen;

   een en ander met toepassing van de leden 3 en 4 van artikel 24a, Boek 2 van het Burgerlijk Wetboek.

Met een dochtermaatschappij wordt gelijkgesteld een onder eigen naam optredende vennootschap, waarin de vennootschap of een of meer dochtermaatschappijen als vennoot volledig jegens schuldeisers aansprakelijk is voor de schulden;

j. groepsmaatschappij: een rechtspersoon of vennootschap die in de zin van artikel 24b, Boek 2 van het Burgerlijk Wetboek, met de vennootschap in een groep is verbonden;

k. Officiële Prijscourant: de Officiële Prijscourant van de naamloze vennootschap Euronext Amsterdam N.V. of een daarvoor in de plaats tredende officiële publicatie;

l. Fondsenreglement: het Fondsenreglement van de door Euronext Amsterdam N.V. gehouden effectenbeurs;

m. Necigef: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V., zijnde het centraal instituut in de zin van de Wet giraal effectenverkeer (Euroclear Netherlands);

n. Necigef-deelgenoot: een deelgenoot in het verzameldepot van aandelen van een Necigef-deelnemer, een en ander in de zin van de Wet giraal effectenverkeer;

o. Necigef-deelnemer: een aangesloten instelling in de zin van de Wet giraal effectenverkeer;

p. Necigef-verzamelbewijs: het ene aandeelbewijs dat alle van tijd tot tijd uitgegeven aandelen aan toonder belichaamt als bedoeld in artikel 4 lid 2 van deze statuten.

<u>HOOFDSTUK II</u>

<u>Naam, zetel, doel.</u>

<u>Artikel 2.</u>

1. De vennootschap draagt de naam: Hagemeyer N.V.
2. Zij heeft haar zetel te Amsterdam.
3. Zij heeft ten doel het deelnemen in en het beheren, besturen en financieren van vennootschappen en ondernemingen, het stellen van zekerheid voor schulden van dochtermaatschappijen en al hetgeen met het vorenstaande verband houdt of daaraan bevorderlijk kan zijn.

<u>HOOFDSTUK III</u>

<u>Kapitaal en aandelen. Register.</u>

<u>Artikel 3. Maatschappelijk kapitaal.</u>

1. Het maatschappelijk kapitaal bedraagt achthonderd tien miljoen euro (EUR 810.000.000,--).
2. Het is verdeeld in zeshonderd vijfenzeventig miljoen (675.000.000) aandelen van één euro twintig eurocent (EUR 1,20).
3. De aandelen luiden ter keuze van de aandeelhouder op naam of aan toonder.

<u>Artikel 4. Aandelen aan toonder: Necigef-verzamelbewijs.</u>

1. Bij de inschrijving op uit te geven aandelen kan diegene die jegens de vennootschap recht op een aandeel verkrijgt, de vennootschap schriftelijk mededelen dat hij een aandeel op naam verlangt. Zonder die mededeling ontvangt hij een recht terzake van een aandeel aan toonder op de hierna in dit artikel 4 bepaalde wijze.
2. Alle van tijd tot tijd uitgegeven aandelen aan toonder worden belichaamd in één aandeelbewijs (het "Necigef-verzamelbewijs").
3. De vennootschap doet het aandeelbewijs ten behoeve van de Necigef-deelgenoten bewaren door Necigef.
4. De vennootschap kent aan een rechthebbende een recht ten aanzien van een aandeel aan toonder toe, doordat (i) Necigef de vennootschap in staat stelt een aandeel op het Necigef-verzamelbewijs bij te (doen) schrijven en (ii) de rechthebbende een Necigef-deelnemer aanwijst die hem dienovereenkomstig als Necigef-deelgenoot in zijn verzameldepot van aandelen in de vennootschap crediteert.
5. Onverminderd het bepaalde in artikel 45 lid 4 van deze statuten is het beheer over het Necigef-verzamelbewijs onherroepelijk aan Necigef opgedragen en is Necigef onherroepelijk gevolmachtigd namens de rechthebbende(n) terzake van de desbetreffende aandelen al het nodige te doen, waaronder begrepen het aanvaarden, leveren en medewerken aan bijschrijving op en afschrijving van het Necigef-verzamelbewijs.
6. Een Necigef-deelnemer kan te allen tijde de aandelen aan toonder waartoe hij gerechtigd is, doen omzetten in aandelen op naam. Indien een Necigef-deelnemer uitlevering wenst van een of meer aandelen tot ten hoogste een hoeveelheid waarvoor hij Necigef-deelgenoot is, zal (i) Necigef bij akte de aandelen aan de rechthebbende leveren, (ii) de vennootschap de levering erkennen, (iii) Necigef de vennootschap in staat stellen de aandelen van het Necigef-verzamelbewijs af te (doen) schrijven, (iv) de desbetreffende Necigef-deelnemer de rechthebbende dienovereenkomstig als Necigef-deelgenoot in zijn verzameldepot van aandelen in de vennootschap debiteren en (v) de vennootschap de rechthebbende in haar register van aandeelhouders (doen) inschrijven als houder van aandelen op naam.
7. Een houder van een aandeel op naam kan dit te allen tijde aan toonder doen stellen doordat (i) de rechthebbende dit aandeel bij akte levert aan Necigef, (ii) de vennootschap de levering erkent, (iii) Necigef de vennootschap in staat stelt een aandeel op het Necigef-verzamelbewijs bij te (doen) schrijven, (iv) een door de rechthebbende aangewezen Necigef-deelnemer de rechthebbende dienovereenkomstig als Necigef-deelgenoot in zijn verzameldepot van aandelen in de vennootschap crediteert en (v) de vennootschap de rechthebbende als houder van het desbetreffende aandeel uitschrijft uit het register van aandeelhouders.

8. Voor de toepassing van het in deze statuten bepaalde worden onder aandeelhouders mede verstaan Necigef-deelgenoten.

Artikel 5.

Is vervallen.

Artikel 6.

Is vervallen.

Artikel 7. Aandelen op naam. Register.

1. Voor de aandelen op naam worden geen aandeelbewijzen uitgegeven.
2. Ten kantore van de vennootschap wordt door de raad van bestuur een register gehouden waarin de namen en adressen van alle houders van aandelen op naam zijn opgenomen.
3. Het bepaalde in artikel 85 van Boek 2, Burgerlijk Wetboek is op het register van toepassing.

Artikel 8. Beperking overdracht preferente aandelen.

Is vervallen.

Artikel 9. Levering van aandelen op naam. Beperkte rechten.

1. Voor de levering van een aandeel op naam of de levering van een beperkt recht daarop zijn vereist een daartoe bestemde akte alsmede, behoudens in het geval dat de vennootschap zelf bij die rechtshandeling partij is, schriftelijke erkenning door de vennootschap van de levering.

   De erkenning geschiedt in de akte, of door een gedagtekende verklaring houdende de erkenning op de akte of op een notarieel of door de vervreemder gewaarmerkt afschrift of uittreksel daarvan of op de wijze als bedoeld in lid 2. Met de erkenning staat gelijk de betekening van die akte of dat afschrift of uittreksel aan de vennootschap.
2. Een pandrecht kan ook worden gevestigd zonder erkenning door of betekening aan de vennootschap. Alsdan is artikel 239, Boek 3 van het Burgerlijk Wetboek van overeenkomstige toepassing, waarbij erkenning door of betekening aan de vennootschap in de plaats treedt van de in lid 3 van dat artikel bedoelde mededeling.
3. De erkenning wordt getekend met inachtneming van de regels van vertegenwoordiging volgens artikel 22.
4. De aandeelhouder heeft het stemrecht op aandelen waarop een vruchtgebruik of een pandrecht is gevestigd. Echter komt het stemrecht op aandelen toe aan de vruchtgebruiker of de pandhouder indien zulks bij de vestiging van het vruchtgebruik of van het pandrecht is bepaald.

   De aandeelhouder die geen stemrecht heeft en de vruchtgebruiker en pandhouder die stemrecht heeft, hebben de rechten die door de wet zijn toegekend aan certificaathouders. Aan de vruchtgebruiker en pandhouder die geen stemrecht heeft, komen de in de vorige zin bedoelde rechten niet toe.

HOOFDSTUK IV

Uitgifte van aandelen.

Artikel 10. Bevoegd orgaan.

1. Uitgifte van aandelen geschiedt ingevolge een besluit van de raad van bestuur. Deze bevoegdheid van de raad van bestuur betreft alle nog niet uitgegeven aandelen van het maatschappelijk kapitaal, zoals dit luidt of te eniger tijd zal luiden. De duur van deze bevoegdheid wordt vastgesteld door de algemene vergadering en bedraagt ten hoogste vijf jaren.
2. De aanwijzing van de raad van bestuur als het tot uitgifte bevoegde orgaan kan bij de statuten of bij besluit van de algemene vergadering telkens voor niet langer dan vijf jaren worden verlengd. Bij de aanwijzing wordt bepaald hoeveel aandelen mogen worden uitgegeven. Een bij de statuten gegeven aanwijzing kan door statutenwijziging worden ingetrokken. Een bij besluit van de algemene vergadering gegeven aanwijzing kan, tenzij bij de aanwijzing anders is bepaald, niet worden ingetrokken.
3. Een besluit van de raad van bestuur omtrent uitgifte van aandelen is onderworpen aan de goedkeuring van de raad van commissarissen.
4. Eindigt de bevoegdheid van de raad van bestuur, dan vindt uitgifte van aandelen voortaan plaats krachtens besluit van de algemene vergadering, behoudens aanwijzing van een ander vennootschapsorgaan door de algemene vergadering. Een besluit tot uitgifte of tot aanwijzing van een ander orgaan kan slechts worden genomen op voorstel van de raad van bestuur. Een daartoe strekkend besluit van de raad van bestuur is onderworpen aan de goedkeuring van de raad van commissarissen.
5. Binnen acht dagen na een besluit van de algemene vergadering tot uitgifte van aandelen of tot aanwijzing van een vennootschapsorgaan, wordt een volledige tekst van het betrokken besluit neergelegd ten kantore van het handelsregister.
6. Binnen acht dagen na elke uitgifte van aandelen wordt hiervan opgave gedaan ten kantore van het handelsregister met vermelding van het aantal.
7. Het bepaalde in dit artikel is van overeenkomstige toepassing op het verlenen van rechten tot het nemen van aandelen, maar is niet van toepassing op het uitgeven van aandelen aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

Artikel 11. Voorwaarden van uitgifte. Voorkeursrecht.

1. Bij het besluit tot uitgifte van aandelen worden de koers en de verdere voorwaarden van uitgifte bepaald. De uitgiftekoers mag behoudens het bepaalde bij artikel 12 lid 2 niet lager dan pari zijn.
2. Indien bekend is gemaakt welk bedrag zal worden uitgegeven en slechts een lager bedrag kan worden geplaatst, wordt dit laatste bedrag slechts geplaatst indien de voorwaarden van uitgifte dat uitdrukkelijk bepalen.

3. Iedere houder van aandelen heeft bij uitgifte van aandelen een voorkeursrecht naar evenredigheid van het gezamenlijk bedrag van de door hem gehouden aandelen. Hij heeft evenwel geen voorkeursrecht op aandelen die worden uitgegeven tegen inbreng anders dan in geld.
Ook heeft hij geen voorkeursrecht op aandelen die worden uitgegeven aan werknemers van de vennootschap of van een groepsmaatschappij.
4. De uitgifte met voorkeursrecht en het tijdvak waarin dat kan worden uitgeoefend worden aangekondigd in de Staatscourant en in een landelijk verspreid dagblad.
5. Het voorkeursrecht kan worden uitgeoefend gedurende ten minste twee weken na de dag van aankondiging in de Staatscourant.
6. Het voorkeursrecht kan worden beperkt of uitgesloten door de raad van bestuur. Deze bevoegdheid van de raad van bestuur eindigt op het moment dat de bevoegdheid van de raad van bestuur tot uitgifte van aandelen eindigt. De leden 1, 2, 3 en 4 van artikel 10 zijn van overeenkomstige toepassing.
7. Indien aan de algemene vergadering een voorstel tot beperking of uitsluiting van het voorkeursrecht wordt gedaan moeten in het voorstel de redenen voor het voorstel en de keuze van de voorgenomen uitgiftekoers schriftelijk worden toegelicht.
8. Voor een besluit van de algemene vergadering tot beperking of uitsluiting van het voorkeursrecht of tot aanwijzing van een vennootschapsorgaan dat daartoe bevoegd is, is een meerderheid van ten minste twee derden der uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd.
Binnen acht dagen na het besluit wordt een volledige tekst daarvan neergelegd ten kantore van het handelsregister.
9. Bij het verlenen van rechten tot het nemen van aandelen hebben de houders van aandelen een voorkeursrecht; de leden 3 tot en met 8 zijn van overeenkomstige toepassing. Aandeelhouders hebben geen voorkeursrecht op aandelen die worden uitgegeven aan iemand die een voordien reeds verkregen recht tot het nemen van aandelen uitoefent.

<u>Artikel 12. Storting op aandelen</u>.

1. Bij het nemen van elk aandeel moet daarop het gehele nominale bedrag worden gestort alsmede indien het aandeel voor een hoger bedrag wordt genomen het verschil tussen die bedragen.
2. Het is echter geoorloofd aan hen die zich in hun beroep belasten met het voor eigen rekening plaatsen van aandelen bij overeenkomst toe te staan op de door hen genomen aandelen minder te storten dan het nominale bedrag, mits ten minste 94 % (vierennegentig procent) van dit bedrag uiterlijk bij het nemen van de aandelen in geld wordt gestort.

<u>Artikel 13. Storting in geld</u>.

1. Storting op een aandeel moet in geld geschieden voorzover niet een andere inbreng is overeengekomen.
2. Storting in geld moet in Nederlands geld geschieden, tenzij de vennootschap toestemt in storting in vreemd geld.

Artikel 14. Inbreng anders dan in geld.

1. De raad van bestuur is bevoegd tot het aangaan van rechtshandelingen betreffende inbreng op aandelen anders dan in geld, en van de andere rechtshandelingen genoemd in artikel 94, Boek 2 van het Burgerlijk Wetboek, zonder voorafgaande goedkeuring van de algemene vergadering. Van deze rechtshandelingen moet de zakelijke inhoud worden opgenomen in de jaarrekening over het boekjaar waarin zij zijn verricht.
2. Op een inbreng anders dan in geld is voorts het bepaalde in de artikelen 80b en 94b, Boek 2 van het Burgerlijk Wetboek van toepassing.

HOOFDSTUK V

Eigen aandelen.

Artikel 15.

1. De vennootschap mag bij uitgifte geen eigen aandelen nemen.
2. Verkrijging door de vennootschap van niet volgestorte aandelen in haar kapitaal is nietig.
3. De vennootschap mag volgestorte eigen aandelen verkrijgen, doch slechts om niet of indien:
   a. het uitkeerbaar deel van het eigen vermogen ten minste gelijk is aan de verkrijgingsprijs, en
   b. het nominale bedrag van de aandelen in haar kapitaal die de vennootschap verkrijgt, houdt of in pand houdt of die worden gehouden door een dochtermaatschappij, niet meer beloopt dan een tiende van het geplaatste kapitaal.
4. Voor het vereiste in lid 3 onder a. is bepalend de grootte van het eigen vermogen volgens de laatst vastgestelde balans, verminderd met de verkrijgingsprijs voor aandelen in het kapitaal van de vennootschap en uitkeringen uit winst of reserves aan anderen die zij en haar dochtermaatschappijen na de balansdatum verschuldigd werden. Is een boekjaar meer dan zes maanden verstreken zonder dat de jaarrekening is vastgesteld en zo nodig goedgekeurd, dan is verkrijging overeenkomstig lid 3 niet toegestaan.
5. Verkrijging anders dan om niet kan slechts plaatsvinden indien de algemene vergadering de raad van bestuur daartoe heeft gemachtigd. Deze machtiging geldt voor ten hoogste achttien maanden. De algemene vergadering moet in de machtiging bepalen hoeveel aandelen mogen worden verkregen, hoe zij mogen worden verkregen en tussen welke grenzen de prijs moet liggen.
6. De machtiging is niet vereist voor het verkrijgen van eigen aandelen om deze krachtens een voor hen geldende regeling over te dragen aan werknemers

in dienst van de vennootschap of van een groepsmaatschappij. Deze aandelen moeten zijn opgenomen in de prijscourant van een beurs.

7. Voor een aandeel dat toebehoort aan de vennootschap of aan een dochtermaatschappij daarvan kan in de algemene vergadering geen stem worden uitgebracht. Vruchtgebruikers en pandhouders van aandelen die aan de vennootschap en haar dochtermaatschappijen toebehoren, zijn evenwel niet van hun stemrecht uitgesloten, indien het vruchtgebruik of pandrecht was gevestigd voordat het aandeel aan de vennootschap of een dochtermaatschappij daarvan toebehoorde. De vennootschap of een dochtermaatschappij daarvan kan geen stem uitbrengen voor een aandeel waarop zij een recht van vruchtgebruik of een pandrecht heeft.
8. Bij de vaststelling in hoeverre de aandeelhouders stemmen, aanwezig of vertegenwoordigd zijn, of in hoeverre het aandelenkapitaal verschaft wordt of vertegenwoordigd is, wordt geen rekening gehouden met aandelen, waarvan de wet bepaalt dat daarvoor geen stem kan worden uitgebracht.
9. De vennootschap mag niet, met het oog op het nemen of verkrijgen door anderen van aandelen in haar kapitaal leningen verstrekken, zekerheid stellen, een koersgarantie geven, zich op andere wijze sterk maken of zich hoofdelijk of anderszins naast of voor anderen verbinden. Het verbod geldt niet indien de aandelen worden verkregen door of voor rekening van werknemers in dienst van de vennootschap of van een groepsmaatschappij.
Het verbod van dit lid en de uitzondering daarop gelden ook voor dochtermaatschappijen.
10. Een besluit van de raad van bestuur omtrent verkrijging en vervreemding van eigen aandelen is onderworpen aan de goedkeuring van de raad van commissarissen, onverminderd het bepaalde in lid 5.
11. Onder het begrip aandelen in dit artikel 15 zijn certificaten daarvan begrepen.
12. Op eigen aandelen en certificaten daarvan zijn voorts de artikelen 89a, 95, 98, 98a, 98b, 98c, 98d en 118, Boek 2 van het Burgerlijk Wetboek van toepassing.

<u>HOOFDSTUK VI</u>

<u>Kapitaalvermindering</u>.

<u>Artikel 16</u>.

1. De algemene vergadering kan besluiten tot vermindering van het geplaatste kapitaal:
    a. door intrekking van aandelen; of
    b. door het bedrag van aandelen bij statutenwijziging te verminderen, mits daardoor het geplaatste kapitaal of het gestorte deel daarvan niet geringer wordt dan in artikel 67, Boek 2 van het Burgerlijk Wetboek is voorgeschreven. In dit besluit moeten de aandelen waarop het be-

sluit betrekking heeft worden aangewezen en moet de uitvoering van het besluit zijn geregeld. Een zodanig besluit kan niet genomen worden dan op voorstel van de raad van bestuur dat is goedgekeurd door de raad van commissarissen.

2. Een besluit tot intrekking kan slechts betreffen aandelen die de vennootschap zelf houdt of waarvan zij de certificaten houdt.
3. Vermindering van het bedrag van de aandelen zonder terugbetaling en zonder ontheffing van de verplichting tot storting moet naar evenredigheid op alle aandelen geschieden.
4. Gedeeltelijke terugbetaling op aandelen of ontheffing van de verplichting tot storting is slechts mogelijk ter uitvoering van een besluit tot vermindering van het bedrag van de aandelen. Zulk een terugbetaling of ontheffing moet geschieden ten aanzien van alle aandelen.
   Gedeeltelijke terugbetaling op aandelen of ontheffing van de stortingsplicht moet naar evenredigheid van de daarin betrokken aandelen geschieden.
   Van het vereiste van evenredigheid mag worden afgeweken met instemming van alle betrokken aandeelhouders.
5. Voor een besluit tot kapitaalvermindering is een meerderheid van ten minste twee derden der uitgebrachte stemmen vereist, indien minder dan de helft van het geplaatste kapitaal in de vergadering is vertegenwoordigd.
6. De oproeping tot een vergadering waarin een in dit artikel genoemd besluit wordt genomen, vermeldt het doel van de kapitaalvermindering en de wijze van uitvoering.
   Houdt de kapitaalvermindering een statutenwijziging in dan moeten degenen die zodanige oproeping hebben gedaan tegelijkertijd een afschrift van dat voorstel waarin de voorgedragen wijziging woordelijk is opgenomen ten kantore van de vennootschap alsook te Amsterdam ter plaatse bij de oproeping te bepalen neerleggen ter inzage voor iedere aandeelhouder en certificaathouder tot de afloop der vergadering.
7. De vennootschap legt de in dit artikel bedoelde besluiten neer ten kantore van het handelsregister en kondigt de nederlegging aan in een landelijk verspreid dagblad.
8. Een besluit tot vermindering van het geplaatste kapitaal wordt niet van kracht zolang verzet kan worden gedaan als bedoeld in artikel 100, lid 3, Boek 2 van het Burgerlijk Wetboek. Indien tijdig verzet is gedaan, wordt het besluit eerst van kracht, zodra het verzet is ingetrokken of de opheffing van het verzet uitvoerbaar is geworden. Een voor de vermindering van het kapitaal vereiste akte van statutenwijziging kan niet eerder worden verleden.

HOOFDSTUK VII

Bestuur.

Artikel 17. Raad van bestuur.

1. De vennootschap heeft een raad van bestuur, bestaande uit een of meer leden.
2. Het aantal leden van de raad van bestuur wordt vastgesteld door de gecombineerde vergadering.

Artikel 18. Benoeming.

1. De leden van de raad van bestuur worden benoemd door de algemene vergadering uit een voordracht, op te maken door de gecombineerde vergadering.
2. Bij het ontstaan van een vacature nodigt de raad van bestuur de gecombineerde vergadering uit binnen drie maanden na de uitnodiging een voordracht op te maken.
3. De algemene vergadering is vrij in de benoeming indien de gecombineerde vergadering niet binnen de voorgeschreven termijn aan de uitnodiging heeft gevolg gegeven.
4. Een voordracht is bindend indien deze tijdig is opgemaakt en de namen van ten minste twee personen bevat. De algemene vergadering kan echter aan de voordracht steeds het bindend karakter ontnemen bij een besluit genomen met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.
5. Indien de gecombineerde vergadering een niet-bindende voordracht heeft opgesteld, is de benoeming van een lid van de raad van bestuur, in afwijking van de voordracht, uitsluitend mogelijk bij besluit van de algemene vergadering, genomen met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.

Artikel 19. Schorsing en ontslag.

1. Ieder lid van de raad van bestuur kan te allen tijde door de algemene vergadering worden geschorst en ontslagen.
2. Tot een schorsing of ontslag anders dan op voorstel van de gecombineerde vergadering kan de algemene vergadering slechts besluiten met een meerderheid van ten minste twee derden der uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.
3. Ieder lid van de raad van bestuur kan te allen tijde door de raad van commissarissen worden geschorst.
4. Elke schorsing kan één of meer malen worden verlengd, doch in totaal niet langer duren dan drie maanden. Is na verloop van die tijd geen beslissing genomen omtrent de opheffing van de schorsing of ontslag, dan eindigt de schorsing.

Artikel 20. Bezoldiging.

De bezoldiging en de verdere arbeidsvoorwaarden van ieder lid van de raad van bestuur worden vastgesteld door de raad van commissarissen.

Artikel 21. Bestuurstaak.

1. Behoudens de beperkingen volgens de statuten is de raad van bestuur belast met het besturen van de vennootschap.
2. De raad van commissarissen kan één der leden van de raad van bestuur tot voorzitter van de raad van bestuur benoemen.

Artikel 22. Vertegenwoordiging.

1. Elk lid van de raad van bestuur is bevoegd de vennootschap te vertegenwoordigen.
2. De raad van bestuur kan functionarissen met algemene of beperkte vertegenwoordigingsbevoegdheid aanstellen. Elk hunner vertegenwoordigt de vennootschap met inachtneming van de begrenzing aan zijn bevoegdheid gesteld. Hun titulatuur wordt door de raad van bestuur bepaald.
3. Ingeval van een tegenstrijdig belang tussen de vennootschap en een lid van de raad van bestuur wordt de vennootschap vertegenwoordigd door het lid van de raad van bestuur of het lid van de raad van commissarissen dat de raad van commissarissen daartoe aanwijst.

Artikel 23. Goedkeuring van besluiten van de raad van bestuur.

1. Onverminderd het elders in de statuten dienaangaande bepaalde zijn aan de goedkeuring van de raad van commissarissen onderworpen de besluiten van de raad van bestuur tot:
   a. het deelnemen in of het samengaan met andere ondernemingen, het doen ophouden van dit deelnemen of samengaan door verkoop van de betreffende aandelen of op andere wijze;
   b. het aangaan van geldleningen door het uitgeven van obligaties;
   c. het oprichten van bijkantoren en het vestigen van ondernemingen;
   d. het verkrijgen en vervreemden van onroerende zaken, waarbij de tegenprestatie een door de raad van commissarissen vast te stellen bedrag of waarde te boven gaat.
2. Het ontbreken van de goedkeuring van de raad van commissarissen op een besluit als bedoeld in het eerste lid, tast de vertegenwoordigingsbevoegdheid van de raad van bestuur of de leden van de raad van bestuur niet aan.

Artikel 24. Ontstentenis of belet.

Ingeval van ontstentenis of belet van een lid van de raad van bestuur zijn de overige leden van die raad tijdelijk met het gehele bestuur van de vennootschap belast. Ingeval van ontstentenis of belet van alle leden of van het enige lid van die raad is de raad van commissarissen tijdelijk met het bestuur belast. De raad van commissarissen is bevoegd dit tijdelijk bestuur aan een of meer personen al dan niet uit zijn midden op te dragen.

HOOFDSTUK VIII

Raad van commissarissen.

Artikel 25. Aantal leden.

1. De vennootschap heeft een raad van commissarissen bestaande uit drie of meer natuurlijke personen.
2. De gecombineerde vergadering stelt met inachtneming van het in lid 1 bepaalde het aantal leden van de raad van commissarissen vast.
3. Indien de raad van commissarissen uit minder dan drie personen bestaat, blijft zij niettemin bevoegd.

Artikel 26. Benoeming.

1. De commissarissen worden benoemd door de algemene vergadering uit een voordracht, op te maken door de gecombineerde vergadering.
2. Het bepaalde in artikel 18, leden 2, 3, 4 en 5 is op de benoeming van de leden van de raad van commissarissen van overeenkomstige toepassing.
3. Bij een voordracht tot benoeming van een commissaris worden van de candidaat medegedeeld zijn leeftijd, zijn beroep, het bedrag van door hem gehouden aandelen in het kapitaal der vennootschap en de betrekkingen, die hij bekleedt of die hij heeft bekleed, voorzover die van belang zijn in verband met de vervulling van de taak van een commissaris. Tevens wordt vermeld aan welke rechtspersonen hij reeds als commissaris is verbonden; indien zich daaronder rechtspersonen bevinden die tot een zelfde groep behoren, kan met de aanduiding van die groep worden volstaan. De voordracht wordt met redenen omkleed.

Artikel 27. Schorsing en ontslag. Aftreden.

1. Iedere commissaris kan te allen tijde door de algemene vergadering worden geschorst en ontslagen, onverminderd het bepaalde in lid 2.
2. Tot een schorsing of een ontslag van een commissaris anders dan op voorstel van de gecombineerde vergadering kan de algemene vergadering slechts besluiten met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen. Het bepaalde in lid 4 van artikel 19 is op de schorsing van een commissaris van overeenkomstige toepassing.
3. De commissarissen treden periodiek af volgens een door de raad van commissarissen vast te stellen rooster; iedere commissaris heeft zitting voor de tijd van vier jaren, doch de raad van commissarissen kan bij wijze van overgangsmaatregel, voor een of meer van zijn leden een kortere of langere zittingsduur vaststellen. Periodiek aftreden geschiedt per het tijdstip van sluiting van de jaarlijkse algemene vergadering. Een periodiek aftredende commissaris is terstond herbenoembaar.

Artikel 28. Vaste bezoldiging.

De leden van de raad van commissarissen genieten ieder een vaste beloning waarvan de grootte door de algemene vergadering, op voorstel van die raad, wordt vastgesteld en kan worden gewijzigd.

Artikel 29. Taak en bevoegdheden.

1. De raad van commissarissen heeft tot taak toezicht te houden op het beleid van de raad van bestuur en op de algemene gang van zaken in de vennootschap en de met haar verbonden onderneming. Hij staat de raad van bestuur met raad terzijde.
2. De raad van bestuur verschaft de raad van commissarissen tijdig de voor de uitoefening van de taak van de raad van commissarissen noodzakelijke gegevens.
3. Iedere commissaris heeft toegang tot de gebouwen en terreinen van de vennootschap en is bevoegd de boeken en bescheiden van de vennootschap in te zien. De raad van commissarissen en elk van zijn leden kan een deskundige aanwijzen, die deze bevoegdheden eveneens kan uitoefenen. De raad van commissarissen en elk van zijn leden kan zich overigens door deskundigen laten bijstaan.

Artikel 30. Werkwijze en besluitvorming.

1. De raad van commissarissen benoemt uit zijn midden een voorzitter en een of meer plaatsvervangend voorzitters.
   Bij afwezigheid van de voorzitter wordt hij vervangen door de plaatsvervangend voorzitter. Indien twee of meer plaatsvervangend voorzitters zijn benoemd bepaalt de raad van commissarissen de volgorde waarin zij de voorzitter vervangen.
   Hij benoemt al dan niet uit zijn midden een secretaris en treft een regeling voor diens vervanging.
2. Indien in een vergadering zowel de voorzitter als degene die hem vervangt afwezig zijn, wijst de vergadering zelf een voorzitter aan.
3. De raad van commissarissen vergadert telkenmale wanneer de voorzitter of twee andere commissarissen, dan wel de raad van bestuur zulks verlangt.
4. De bijeenroeping geschiedt door of namens degene, die de vergadering heeft verlangd en wel per brief, telefax, e-mail of soortgelijk communicatiemiddel, verzonden aan ieder van de (andere) commissarissen. Bij de oproeping worden de te behandelen onderwerpen vermeld.
   De vergaderingen worden gehouden ter plaatse door de voorzitter te bepalen. De termijn van oproeping tot de vergaderingen bedraagt ten minste zeven dagen, de dag der oproeping en die der vergadering niet medegerekend.
   Indien het bepaalde omtrent de wijze van oproeping of de termijn van oproeping niet in acht is genomen, kunnen geldige besluiten slechts worden genomen met algemene stemmen in een vergadering, waarin alle commissarissen aanwezig of vertegenwoordigd zijn.
5. Een commissaris kan zich door een mede-commissaris bij schriftelijke - daaronder begrepen per telefax, e-mail of soortgelijk communicatiemiddel overgebrachte - volmacht doen vertegenwoordigen.

6. De raad van commissarissen besluit bij volstrekte meerderheid van stemmen.
Bij staking van stemmen is het voorstel verworpen.
7. Behoudens het in lid 8 bepaalde en onverminderd het bepaalde in lid 4 kan de raad van commissarissen geen besluiten nemen, wanneer niet ten minste twee derden van het aantal commissarissen aanwezig of vertegenwoordigd is.
8. De raad van commissarissen kan ook buiten vergaderingen besluiten nemen, mits dit schriftelijk, per telefax, e-mail of soortgelijk communicatiemiddel geschiedt en alle commissarissen zich ten gunste van het desbetreffend voorstel uitspreken.
Een aldus genomen besluit wordt aangetekend in het notulenregister van de raad van commissarissen, hetwelk door de secretaris van die raad wordt gehouden; een dergelijke aantekening wordt door de voorzitter van de raad van commissarissen ondertekend; de bescheiden waaruit van het nemen van een zodanig besluit blijkt, worden bij het notulenregister bewaard.
9. Van het verhandelde in de vergadering van de raad van commissarissen worden notulen gehouden door de secretaris. De notulen worden in dezelfde vergadering of in een volgende vergadering van de raad van commissarissen vastgesteld en ten blijke daarvan door de voorzitter en de secretaris ondertekend.
10. De raad van commissarissen vergadert tezamen met de raad van bestuur zo dikwijls de raad van commissarissen of de raad van bestuur zulks nodig acht.
11. De raad van commissarissen stelt een reglement vast aangaande onder meer zijn samenstelling, de wijze van vergaderen en besluitvorming.

HOOFDSTUK IX

Gecombineerde vergadering.

Artikel 31.

1. De gecombineerde vergadering bestaat uit de leden van de raad van commissarissen en de leden van de raad van bestuur.
2. De gecombineerde vergadering komt telkenmale bijeen wanneer de voorzitter, twee andere commissarissen dan wel de raad van bestuur zulks verlangt.
3. De voorzitter van de raad van commissarissen en bij diens afwezigheid de commissaris die aangewezen is als zijn plaatsvervanger, is voorzitter van de gecombineerde vergadering. De secretaris van de raad van commissarissen, respectievelijk zijn plaatsvervanger, is de secretaris van die vergadering.
4. Indien in een vergadering het aantal aanwezige of vertegenwoordigde leden van de raad van bestuur groter is dan het aantal aanwezige of vertegenwoordigde leden van de raad van commissarissen, brengt ieder lid van de raad

van commissarissen evenveel stemmen uit als het aantal aanwezige of vertegenwoordigde leden van de raad van bestuur en brengt ieder lid van de raad van bestuur evenveel stemmen uit als het aantal aanwezige of vertegenwoordigde leden van de raad van commissarissen.

5. Het bepaalde in artikel 30 leden 2, 4, 5, 8 en 9 vindt op de besluitvorming van de gecombineerde vergadering overeenkomstige toepassing.
6. De gecombineerde vergadering besluit bij volstrekte meerderheid van stemmen.
7. Behoudens en onverminderd het in lid 5 van toepassing verklaarde, kan de gecombineerde vergadering geen besluiten nemen wanneer niet ten minste twee derden van het aantal van haar leden aanwezig of vertegenwoordigd is.

HOOFDSTUK X

Jaarrekening en jaarverslag. Winst.

Artikel 32. Boekjaar. Opmaken jaarrekening.

1. Het boekjaar valt samen met het kalenderjaar.
2. Jaarlijks, binnen vijf maanden na afloop van het boekjaar, behoudens verlenging van deze termijn met ten hoogste zes maanden door de algemene vergadering op grond van bijzondere omstandigheden, maakt de raad van bestuur een jaarrekening op en legt deze voor de aandeelhouders ter inzage ten kantore van de vennootschap.
Binnen deze termijn legt de raad van bestuur ook het jaarverslag over.
3. De jaarrekening wordt ondertekend door de leden van de raad van bestuur; ontbreekt de ondertekening van een of meer hunner, dan wordt daarvan onder opgave van reden melding gemaakt.

Artikel 33. Accountant.

1. De algemene vergadering benoemt een accountant die de door de raad van bestuur opgemaakte jaarrekening onderzoekt, daaromtrent verslag uitbrengt aan de raad van commissarissen en aan de raad van bestuur, en daaromtrent een verklaring aflegt.
2. De raad van commissarissen is, wanneer niet reeds een benoeming is geschied door de algemene vergadering, verplicht een accountant te benoemen.
3. De algemene vergadering is bij de benoeming aan generlei voordracht gebonden.
4. De algemene vergadering, onderscheidenlijk de raad van commissarissen, kan de door haar, onderscheidenlijk door hem, benoemde accountant te allen tijde ontslaan.
5. De accountant is gerechtigd tot inzage van alle boeken en bescheiden van de vennootschap waarvan de kennisneming tot richtige vervulling van zijn taak nodig is. De waarden van de vennootschap moeten hem desverlangd worden getoond. Het is hem verboden hetgeen hem nopens de zaken van de ven-

nootschap blijkt of medegedeeld wordt, verder bekend te maken dan zijn opdracht met zich brengt. Zijn bezoldiging komt ten laste van de vennootschap.

Artikel 34. Overlegging aan raad van commissarissen.

1. De raad van bestuur legt de jaarrekening over aan de raad van commissarissen.
2. De jaarrekening wordt ondertekend door de leden van de raad van commissarissen; ontbreekt de ondertekening van een of meer hunner, dan wordt daarvan onder opgave van reden melding gemaakt.
3. De raad van commissarissen brengt omtrent de jaarrekening preadvies uit aan de algemene vergadering.

Artikel 35. Overlegging aan de algemene vergadering. Verkrijgbaarstelling. Vaststelling. Nederlegging.

1. De jaarrekening wordt aan de algemene vergadering overgelegd tezamen met het door de raad van bestuur uitgebrachte jaarverslag.
2. Van de dag der oproeping tot de jaarvergadering tot de afloop daarvan liggen de jaarrekening en het jaarverslag ten kantore van de vennootschap ter inzage voor aandeelhouders tezamen met de verklaring van de accountant bedoeld in artikel 33.
3. Een afschrift van de jaarrekening en het jaarverslag wordt om niet ter beschikking van aandeelhouders en certificaathouders gesteld, en hoogstens tegen kostprijs ter beschikking van derden.
4. De algemene vergadering stelt de jaarrekening vast.
5. In de algemene vergadering van aandeelhouders waarin tot vaststelling van de jaarrekening wordt besloten, wordt afzonderlijk aan de orde gesteld een voorstel tot decharge van de leden van de raad van bestuur voor het bestuur en van de leden van de raad van commissarissen voor het toezicht daarop. Een aldus verleende decharge betreft de gegevens die uit de jaarrekening blijken en/of anderszins aan de algemene vergadering bekend zijn gemaakt voordat de jaarrekening werd vastgesteld.
6. Binnen acht dagen na de vaststelling van de jaarrekening legt de raad van bestuur een volledig afschrift daarvan alsmede een afschrift van de daarop betrekking hebbende verklaring van de accountant neer ter inzage van een ieder ten kantore van het handelsregister.

Artikel 36. Winstbestemming. Dividend.

1. Jaarlijks wordt door de raad van bestuur, onder goedkeuring van de raad van commissarissen, vastgesteld welk deel van de uitkeerbare winst - het positieve saldo van de winst- en verliesrekening - wordt gereserveerd. Het daarna overblijvende deel van de winst is ter beschikking van de algemene vergadering.

2. Uitkeringen aan aandeelhouders kunnen slechts plaatsvinden tot ten hoogste het bedrag van het uitkeerbaar deel van het eigen vermogen.
3. Uitkering van winst geschiedt na de vaststelling van de jaarrekening waaruit blijkt dat zij geoorloofd is.
4. De gecombineerde vergadering kan besluiten tot uitkering van interim-dividend mits aan het vereiste van lid 2 is voldaan blijkens een tussentijdse vermogensopstelling. Deze heeft betrekking op de stand van het vermogen op ten vroegste de eerste dag van de derde maand vóór de maand waarin het besluit tot uitkering van interim-dividend wordt bekend gemaakt. Zij wordt opgemaakt met inachtneming van in het maatschappelijk verkeer als aanvaardbaar beschouwde waarderingsmethoden. In de vermogensopstelling worden opgenomen de krachtens de wet of de statuten te reserveren bedragen. Zij wordt ondertekend door de leden van de raad van bestuur; ontbreekt de handtekening van een of meer hunner, dan wordt daarvan onder opgave van reden melding gemaakt. De vermogensopstelling wordt binnen acht dagen na de dag waarop het besluit tot uitkering wordt bekend gemaakt, ten kantore van het handelsregister neergelegd.
5. Indien over enig jaar verlies is geleden wordt over dat jaar geen dividend op aandelen uitgekeerd. Ook in de volgende jaren kan eerst uitkering van dividend op aandelen plaats hebben nadat het verlies door winst is goedgemaakt. De algemene vergadering kan echter op voorstel van de raad van bestuur dat is goedgekeurd door de gecombineerde vergadering besluiten zulk een verlies te delgen ten laste van het uitkeerbaar deel van het eigen vermogen.

Artikel 37. Uitkeringen in aandelen en ten laste van de reserves.

1. De algemene vergadering kan op voorstel van de gecombineerde vergadering besluiten dat een uitkering van dividend op aandelen geheel of ten dele plaats vindt niet in geld doch in aandelen in de vennootschap
2. De algemene vergadering kan op voorstel van de gecombineerde vergadering besluiten tot uitkeringen aan houders van aandelen ten laste van een of meer reserves die niet volgens de wet of de statuten moeten worden aangehouden. Het bepaalde in het voorgaande lid is van overeenkomstige toepassing.
3. Het bepaalde in de leden 2, 3 en 4 van artikel 36 is op de in dit artikel geregelde uitkeringen toepasselijk.

Artikel 38. Betaalbaarstelling.

1. De betaalbaarstelling van dividenden en andere uitkeringen wordt aangekondigd overeenkomstig artikel 48.
2. De vordering van de aandeelhouders tot uitkering van dividend verjaart door een tijdsverloop van vijf jaren.

HOOFDSTUK XI

Algemene vergaderingen van aandeelhouders.

Artikel 39. Jaarvergadering.

1. Jaarlijks, uiterlijk in de maand juni, wordt de jaarvergadering gehouden.
2. De agenda van die vergadering vermeldt onder meer de volgende punten ter behandeling:
   a. het jaarverslag;
   b. vaststelling van de jaarrekening en van de winstbestemming;
   c. décharge van de leden van de raad van bestuur en van de leden van de raad van commissarissen;
   d. voorziening in eventuele vacatures;
   e. andere voorstellen door de raad van commissarissen, de raad van bestuur of de gecombineerde vergadering aan de orde gesteld, zoals inzake aanwijzing van een orgaan dat bevoegd is tot uitgifte van aandelen en inzake machtiging van de raad van bestuur tot het doen verkrijgen van eigen aandelen door de vennootschap.

Artikel 40. Andere vergaderingen.

Andere algemene vergaderingen van aandeelhouders worden gehouden zo dikwijls de raad van bestuur of de raad van commissarissen zulks noodzakelijk acht, onverminderd het bepaalde in de artikelen 110, 111 en 112, Boek 2 van het Burgerlijk Wetboek.

Artikel 41. Oproeping. Agenda.

1. De algemene vergaderingen van aandeelhouders worden door de raad van commissarissen of de raad van bestuur bijeengeroepen.
2. De oproeping geschiedt niet later dan op de vijftiende dag vóór die van de vergadering.
3. Bij de oproeping worden de te behandelen onderwerpen vermeld of wordt meegedeeld dat de aandeelhouders en certificaathouders er van kunnen kennis nemen ten kantore van de vennootschap en te Amsterdam ter plaatse bij de oproeping te vermelden, onverminderd het bepaalde in artikel 16 lid 6 en in artikel 49 lid 2.
4. In de oproeping wordt melding gemaakt van het vereiste voor toegang tot de vergadering als omschreven in artikel 45.
5. De oproeping geschiedt op de wijze vermeld in artikel 48.
6. Aandeelhouders en certificaathouders die alleen of gezamenlijk ten minste een procent (1%) van het geplaatste kapitaal vertegenwoordigen hebben het recht om aan de raad van bestuur of de raad van commissarissen het verzoek te doen om onderwerpen op de agenda van de algemene vergadering van aandeelhouders te plaatsen.

   Deze verzoeken zullen door de raad van bestuur en de raad van commissarissen in beginsel worden overgenomen onder voorwaarde:

a. dat aandeelhouders en certificaathouders een redelijk belang hebben bij de te behandelen onderwerpen;

b. dat de agendering niet strijdig is met een ordelijk verloop van de vergadering en dat er geen zwaarwegende belangen van de vennootschap zijn die zich tegen agendering verzetten;

c. dat het verzoek ten minste zestig dagen voor de datum van de algemene vergadering van aandeelhouders bij de raad van bestuur of de voorzitter van de raad van commissarissen schriftelijk is ingediend.

Artikel 42. Plaats van de vergaderingen.

De algemene vergaderingen van aandeelhouders worden gehouden te Amsterdam.

Artikel 43. Voorzitterschap.

1. De algemene vergaderingen van aandeelhouders worden geleid door de voorzitter van de raad van commissarissen en bij diens afwezigheid door de commissaris die aangewezen is als zijn plaatsvervanger. Bij afwezigheid ook van laatstgenoemde wijzen de aanwezige commissarissen uit hun midden een voorzitter aan. De raad van commissarissen kan voor een algemene vergadering van aandeelhouders een andere voorzitter aanwijzen.

2. Indien niet volgens lid 1 in het voorzitterschap van een vergadering is voorzien, wijst de vergadering zelf een voorzitter aan. Tot dat ogenblik wordt het voorzitterschap waargenomen door een door de raad van bestuur aan te wijzen lid van de raad van bestuur.

Artikel 44. Notulen. Aantekeningen.

1. Van het verhandelde in elke algemene vergadering van aandeelhouders worden notulen gehouden door een secretaris die door de voorzitter wordt aangewezen. De notulen worden vastgesteld door de voorzitter en de secretaris en ten blijke daarvan door hen getekend.

2. De raad van commissarissen of de voorzitter kan bepalen dat van het verhandelde een notarieel proces-verbaal van vergadering wordt opgemaakt. Het proces-verbaal wordt door de voorzitter mede-ondertekend.

3. De raad van bestuur houdt van de genomen besluiten aantekening. Indien de raad van bestuur niet ter vergadering is vertegenwoordigd wordt door of namens de voorzitter van de vergadering een afschrift van de genomen besluiten zo spoedig mogelijk na de vergadering aan de raad van bestuur verstrekt. De aantekeningen liggen ten kantore van de vennootschap ter inzage van de aandeelhouders en certificaathouders. Aan ieder van dezen wordt desgevraagd een afschrift of uittreksel van deze aantekeningen verstrekt tegen ten hoogste de kostprijs.

Artikel 45. Vergaderrechten. Toegang.

1. Iedere stemgerechtigde aandeelhouder en iedere vruchtgebruiker of pandhouder van aandelen aan wie het stemrecht toekomt is bevoegd de algemene vergadering van aandeelhouders bij te wonen, daarin het woord te voeren en

het stemrecht uit te oefenen. Indien het betreft aandelen op naam moet van het voornemen de vergadering bij te wonen de raad van bestuur schriftelijk in kennis worden gesteld. Deze kennisgeving moet uiterlijk op de bij de oproeping te vermelden dag door de raad van bestuur zijn ontvangen.

2. De vergaderrechten volgens lid 1 kunnen worden uitgeoefend bij een schriftelijk gevolmachtigde, mits indien het betreft aandelen op naam, uiterlijk op de bij de oproeping te vermelden dag de volmacht door de raad van bestuur is ontvangen.

3 Indien het stemrecht op een aandeel aan de vruchtgebruiker of de pandhouder toekomt in plaats van aan de aandeelhouder, is de aandeelhouder eveneens bevoegd de algemene vergadering van aandeelhouders bij te wonen en daarin het woord te voeren, mits indien het betreft aandelen op naam, van het voornemen de vergadering bij te wonen de raad van bestuur overeenkomstig lid 1 is in kennis gesteld. Lid 2 is van overeenkomstige toepassing.

4. Wat betreft het stemrecht en/of vergaderrecht zal de vennootschap met overeenkomstige toepassing van het bepaalde in de artikelen 2:88 en 2:89 van het Burgerlijk Wetboek tevens als aandeelhouder beschouwen degene genoemd in een schriftelijke verklaring van een Necigef-deelnemer inhoudende dat de in die verklaring genoemde hoeveelheid aandelen aan toonder behoort tot zijn verzameldepot en dat de in de verklaring genoemde persoon tot de genoemde hoeveelheid aandelen aan toonder deelgenoot in dat verzameldepot is en tot na de vergadering zal blijven, mits de desbetreffende verklaring tijdig ter plaatse in de oproeping te vermelden is gedeponeerd, zulks tegen ontvangstbewijs, hetwelk als toegangsbewijs voor de vergadering strekt. In de oproeping tot de vergadering zal worden vermeld de dag waarop zulks uiterlijk moet geschieden.

5. Ieder aandeel geeft recht het op het uitbrengen van één stem.

6. Iedere stemgerechtigde of zijn vertegenwoordiger moet de presentielijst tekenen.

7. De bij de oproeping te vermelden dag bedoeld in de leden 1, 2 en 4 kan niet vroeger worden gesteld dan op de zevende dag vóór die der vergadering.

8. De leden van de raad van commissarissen en de leden van de raad van bestuur hebben als zodanig in de algemene vergadering van aandeelhouders een raadgevende stem.

9. Omtrent toelating van andere dan de hiervoor in dit artikel genoemde personen beslist de voorzitter.

Artikel 46. Stemmingen.

1. Voorzover de wet of de statuten geen grotere meerderheid voorschrijven worden alle besluiten genomen met volstrekte meerderheid van de uitgebrachte stemmen.

2. Indien bij een verkiezing van personen niemand de volstrekte meerderheid heeft verkregen, heeft een tweede vrije stemming plaats.
Heeft alsdan wederom niemand de volstrekte meerderheid verkregen, dan vinden herstemmingen plaats, totdat hetzij één persoon de volstrekte meerderheid heeft verkregen, hetzij tussen twee personen is gestemd en de stemmen staken.
Bij gemelde herstemmingen (waaronder niet begrepen de tweede vrije stemming) wordt telkens gestemd tussen de personen op wie bij de voorafgaande stemming is gestemd, evenwel uitgezonderd de persoon, op wie bij de voorafgaande stemming, het geringste aantal stemmen is uitgebracht.
Is bij de voorafgaande stemming het geringste aantal stemmen op meer dan één persoon uitgebracht, dan wordt door loting uitgemaakt op wie van die personen bij de nieuwe stemming geen stemmen meer kunnen worden uitgebracht.
Ingeval bij een stemming tussen twee personen de stemmen staken, beslist het lot wie van beiden is gekozen, behoudens het bepaalde bij het volgende lid.
3. Indien de stemmen staken bij een verkiezing uit een bindende voordracht, is hij gekozen die op de voordracht de eerste plaats inneemt.
4. Staken de stemmen bij een andere stemming dan een verkiezing van personen, dan is het voorstel verworpen.
5. Alle stemmingen geschieden mondeling. Echter kan de voorzitter bepalen, dat de stemmen schriftelijk worden uitgebracht. Schriftelijke stemming geschiedt bij gesloten, ongetekende stembriefjes.
6. Blanco stemmen en stemmen van onwaarde gelden als niet uitgebracht.
7. Stemming bij acclamatie is mogelijk wanneer niemand der aanwezige stemgerechtigden zich daartegen verzet.
8. Het ter vergadering uitgesproken oordeel van de voorzitter omtrent de uitslag van een stemming is beslissend. Hetzelfde geldt voor de inhoud van een genomen besluit voorzover gestemd werd over een niet schriftelijk vastgelegd voorstel. Wordt echter onmiddellijk na het uitspreken van dat oordeel de juistheid daarvan betwist, dan vindt een nieuwe stemming plaats wanneer de meerderheid der aanwezige stemgerechtigden, of indien de oorspronkelijke stemming niet hoofdelijk of schriftelijk geschiedde, een stemgerechtigde aanwezige dit verlangt. Door deze nieuwe stemming vervallen de rechtsgevolgen van de oorspronkelijke stemming.

Artikel 47.

Is vervallen.

HOOFDSTUK XII

Oproepingen en kennisgevingen.

Artikel 48.

Alle oproepingen voor de algemene vergaderingen van aandeelhouders en alle kennisgevingen aan aandeelhouders en certificaathouders geschieden door aankondiging in een landelijk verspreid dagblad en in de Officiële Prijscourant.

HOOFDSTUK XIII

Statutenwijziging. Ontbinding. Fusie. Splitsing.

Artikel 49. Statutenwijziging. Ontbinding. Fusie. Splitsing.

1. Een besluit tot wijziging van de statuten of tot ontbinding van de vennootschap of tot juridische fusie of juridische splitsing kan door de algemene vergadering slechts worden genomen op voorstel van de gecombineerde vergadering. Tot een wijziging van de statuten of tot ontbinding van de vennootschap of tot juridische fusie of juridische splitsing anders dan op voorstel van de gecombineerde vergadering kan de algemene vergadering slechts besluiten met een meerderheid van ten minste twee derden van de uitgebrachte stemmen die meer dan de helft van het geplaatste kapitaal vertegenwoordigen.
2. Wanneer aan de algemene vergadering een voorstel tot statutenwijziging of tot ontbinding der vennootschap wordt gedaan, moet zulks steeds bij de oproeping tot de algemene vergadering van aandeelhouders worden vermeld, en moet, indien het een statutenwijziging betreft, tegelijkertijd een afschrift van het voorstel, waarin de voorgedragen wijziging woordelijk is opgenomen, ten kantore van de vennootschap alsook te Amsterdam ter plaatse bij de oproeping te bepalen ter inzage worden gelegd voor aandeelhouders en certificaathouders, tot de afloop der vergadering.

Artikel 50. Vereffening.

1. Ingeval van ontbinding der vennootschap krachtens besluit van de algemene vergadering zijn de leden van de raad van bestuur belast met de vereffening van de zaken der vennootschap en de raad van commissarissen met het toezicht daarop.
2. Gedurende de vereffening blijven de bepalingen van de statuten voorzoveel mogelijk van kracht.
3. Hetgeen na voldoening van de schulden is overgebleven wordt overgedragen aan de aandeelhouders naar evenredigheid van het bedrag van ieders aandelen.
4. Op de vereffening zijn voor het overige de bepalingen van Titel 1, Boek 2 van het Burgerlijk Wetboek van toepassing.

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ARTICLES OF ASSOCIATION OF:

Hagemeyer N.V.,
with registered office in Amsterdam.

5 February 2004

Translation of the complete text of the Articles of Association of Hagemeyer N.V., with registered office in Amsterdam, after the deed of amendment, executed on 5 February 2004 before G.W.Ch. Visser, civil law notary in Amsterdam.

The "declaration of no objection" from the Minister of Justice was granted on 22 January 2004, number NV 23530.

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will govern.

CHAPTER 1
Definitions.
Article 1.

In these articles of association the following terms shall have the following meanings:

a. the general meeting: the corporate body formed by shareholders with voting rights and other persons entitled to vote;
b. the general meeting of shareholders: the actual meeting of shareholders and other persons entitled to attend the general meetings;
c. the combined meeting: the corporate body formed by the Supervisory Board and the Management Board jointly;
d. depositary receipts: depositary receipts for shares in the company.
Unless the contrary is evident, depositary receipts not issued with the cooperation of the company are included therein;
e. holders of depositary receipts: holders of depositary receipts for shares issued with the cooperation of the company.
Unless the contrary is evident, those persons who, as a result of a life interest or pledge created in shares, have the rights granted by the law to holders of depositary receipts for shares issued with the cooperation of a company are included therein;
f. distributable part of the shareholders' equity: that part of the shareholders' equity which exceeds the paid-up and called-up capital plus the reserves which must be maintained by law;
g. accountant: a "*registeraccountant*" or other accountant referred to in section 393, Book 2 of the Dutch Civil Code or an organisation in which such accountants practice;
h. the annual meeting: the general meeting of shareholders convened to consider the annual accounts and annual report;
i. subsidiary:
- a legal entity in respect of which the company or one or more of its subsidiaries, whether or not pursuant to an agreement with other persons holding voting rights, are able, solely or jointly, to exercise more than half of the voting rights in the general meeting of members or shareholders of that legal entity;
- a legal entity of which the company or one or more of its subsidiaries are members or shareholders and, whether or not pursuant to an agreement with other persons holding voting rights, are able, solely or jointly, to appoint or dismiss more than half of the members of the Management Board or of the Supervisory Board, also if all those entitled to vote take part in the voting;

all this subject to the provision of subsections 3 and 4 of section 24a of Book 2 of the Dutch Civil Code;

A company operating under its own name, for the debts of which the company or one more subsidiaries is fully liable as a partner towards its creditors, shall be treated as a subsidiary:

j. group company: a legal entity or company within the meaning of section 24b of Book 2 of the Dutch Civil Code which is united with the company in one group;
k. Official Price List: the Official Price List of the public company Euronext Amsterdam N.V. or an official publication replacing it;
l. Listing and Issuing Rules (*Fondsenreglement*): the Rules relating to Listing and Issuing Securities of the stock exchange of the public company Euronext Amsterdam N.V.;
m. Necigef: *Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.*: the central securities depository (*centraal instituut*) as referred to in the Securities Giro Transfer Act (*Wet giraal effectenverkeer)* (Euroclear Netherlands);
n. Necigef-beneficiary: in respect of shares, a participant (*deelgenoot*) in the collective deposit (*verzameldepot*) of shares of a Necigef-participant, all within the meaning of the Securities Giro Transfer Act;
o. Necigef-participant: an institution which is an associated institution (*aangesloten instelling*) within the meaning of the Securities Giro Transfer Act;
p. Necigef Global Certificate: the one single share certificate representing all bearer shares in issue from time to time referred to in article 4, paragraph 2, of these articles of association.

CHAPTER II

Name, seat, object.

Article 2.

1. The name of the company is Hagemeyer N.V.
2. The company has its official seat in Amsterdam.
3. The objects of the company are to participate in, control, manage and finance enterprises and companies, to provide security for the debts of subsidiaries and to do all that is connected therewith or may be conducive thereto.

CHAPTER III

Capital and shares. Register.

Article 3. Authorized capital.

1. The authorized capital amounts to eight hundred and ten million euros (EUR 810,000,000).
2. It is divided into six hundred and seventy-five million (675,000,000) shares with a nominal value of one euro twenty eurocents (EUR 1.20) each.

3. The shares may, at the option of the shareholder, be registered shares or bearer shares.

Article 4. Bearer shares: Necigef Global Certificate.

1. On the occasion of the issuance of shares any person entitled to receive such share may submit a written request to the company for a registered share. Without such request, the person entitled to such share shall obtain a bearer share in conformity with the provisions of this article 4.
2. All bearer shares in issue from time to time shall be represented by one single share certificate (the "Necigef Global Certificate").
3. The company shall have the Necigef Global Certificate be kept in custody by Necigef for the benefit of the Necigef-beneficiaries.
4. The company shall confer a right to a bearer share on a person by (i) having Necigef enable the company to add a share to the Necigef Global Certificate, and (ii) by the entitled person designating a Necigef-participant that will accordingly credit him as Necigef-beneficiary in this Necigef-participant's collective deposit of shares in the company.
5. Without prejudice to the provisions in article 45, paragraph 4, of these articles of association, Necigef shall be irrevocably charged with the management of the Necigef Global Certificate and be irrevocably authorised on behalf of the Necigef-beneficiaries to perform all acts in respect of the shares concerned, including acceptance and delivery and lending cooperation in the crediting and debiting of the Necigef Global Certificate.
6. A Necigef-beneficiary may at any time, up to the number of bearer shares he is entitled to, require the conversion of one or more bearer shares into registered shares. Conversion of one or more bearer shares shall require (i) the transfer by deed of the shares concerned by Necigef to the Necigef-beneficiary, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the shares debited from the Necigef Global Certificate, (iv) the Necigef-participant concerned debiting the Necigef-beneficiary accordingly as a participant in its collective deposit of shares in the company and (v) the company effecting the entry of the Necigef-beneficiary's name in the company's register of shareholders as holder of the registered shares concerned.
7. A holder of registered shares may at any time require the conversion of such shares into bearer shares. Conversion of one or more registered shares shall require (i) the transfer of the shares concerned by the shareholder to Necigef, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the shares credited to the Necigef Global Certificate, (iv) the Necigef-participant crediting the shareholder accordingly as Necigef-beneficiary in its collective deposit of shares in the Company, and (v) the company effecting the deletion of the

shareholder's name as holder of the shares concerned in the company's register of shareholders.

8. For the purpose of application of the provisions of these articles of association, shareholders shall be understood to include Necigef-beneficiaries.

Article 5.

Has been cancelled.

Article 6.

Has been cancelled.

Article 7. Registered shares. Register.

1. No share certificates shall be issued for the registered shares.
2. At the office of the company the Board of Management shall keep a register in which the names and addresses of all holders of registered shares are entered.
3. The register shall also be subject to the provisions of section 85 Book 2 of the Dutch Civil Code.

Article 8.

Has been cancelled.

Article 9. Transfer of registered shares. Restricted rights.

1. A transfer of a registered share or of a right "in rem" thereon shall require a deed drawn up for such purpose and unless the company itself is a party to the legal act, the transfer shall require acknowledgement in writing by the company of the transfer. Acknowledgement must be given in the instrument or by a dated statement embodying such acknowledgement either on the instrument or on a copy or extract thereof duly authenticated by a civil law notary or by the transferor in accordance with the provision of paragraph 2 below. Acknowledgement is equal to serving that instrument or a copy or extract thereof on the company.
2. A right of pledge may also be vested without acknowledgement by or serving on the company. In that case article 239 Book 3 of the Dutch Civil Code shall apply mutatis mutandis whereby acknowledgement by or serving on the company replaces the announcement referred to paragraph 3 of said article.
3. The acknowledgement shall be signed with due observance of the provisions on representation pursuant to article 22.
4. The right to vote attached to shares on which a right of usufruct or a pledge has been established shall be vested in the shareholder. The usufructuary and the pledgee shall, however, have the right to vote attached to shares if so provided for upon the establishment of the right of usufruct or the pledge. A shareholder without the right to vote and a usufructuary or pledgee with the right to vote shall have the rights conferred by law upon the holders of depositary receipts issued for shares with the co-operation of a company.

A usufructuary or pledgee without the right to vote shall not have the rights referred to in the preceding sentence.

CHAPTER IV

Issuance of shares.

Article 10. Competent corporate body.

1. Shares shall be issued pursuant to a resolution of the Management Board. This authority of the Management Board shall relate to all unissued shares of the authorized capital, currently or at any time in the future. The duration of this authority shall be established by the general meeting and shall be for a period of maximum five years
2. Designation of the Management Board as the corporate body competent to issue shares may be extended by the articles of association or by a resolution of the general meeting, each time for a period not exceeding five years. The number of shares which may be issued shall be determined at the time of designation.
   Designation pursuant to the articles of association may be withdrawn by an amendment of the articles of association. Designation by a resolution of the general meeting cannot be withdrawn unless determined otherwise at the time of designation.
3. Each resolution of the Management Board with respect to the issuance of shares shall be subject to approval of the Supervisory Board.
4. Upon termination of the authority of the Management Board, the issuance of shares shall then require a resolution of the general meeting, unless another corporate body has been designated thereto by the general meeting. A resolution to issue shares or to designate another corporate body may only be taken on the proposal of the Management Board. Such resolution of the Management Board shall be subject to approval of the Supervisory Board.
5. Within eight days of a resolution of the general meeting to issue shares or to designate a corporate body, the verbatim text of the relative resolution, must be deposited at the office of the Trade Register.
6. Within eight days after each issuance of shares, this must be reported to the office of the Trade Register, which must also include the quantity.
7. The provisions of this article shall be applicable mutatis mutandis to the granting of rights to subscribe for shares but shall not be applicable to the issuance of shares to persons exercising a previously granted right to subscribe for shares.

Article 11. Share issue terms. Pre-emptive right.

1. The resolution for the issuance of shares shall stipulate the price and further conditions of the issuance. Except as provided in article 12 paragraph 2, the issue price shall not be less than par.

2. If after the announcement of the amount to be issued it appears that only a smaller amount can be taken up, then the last-mentioned amount may only be issued if it is explicitly provided for in the terms of issuance.
3. Each holder of shares shall have a pre-emptive right on any issuance of shares pro rata to the aggregate amount of his shares. He shall, however, have no pre-emptive right with respect to shares issued for non-cash contribution. He shall have no pre-emptive right in respect of shares issued to employees of the company or of a group company.
4. Notice shall be given in the government gazette (*Staatscourant*) and in a nationally distributed daily newspaper of the issuance with a pre-emptive right, stating the period during which such right can be exercised.
5. The pre-emptive right may be exercised during a period of at least two weeks after the date of publication in the government gazette.
6. The pre-emptive right may be restricted or excluded by the Management Board. This authority granted to the Board of Management shall terminate on the date of termination of the authority of the Board of Management to issue shares. Paragraphs 1, 2, 3 and 4 of article 10 shall apply by analogy.
7. It may be proposed to the general meeting to limit or exclude the pre-emptive right. The reasons for such exclusion or limitation and for the proposed issue price shall be set forth in writing.
8. If less than half of the issued capital is represented at the meeting, a majority of at least two-thirds of the votes cast shall be required for a resolution of the general meeting to limit or exclude such a pre-emptive right or to make such designation. Within eight days after the resolution, the verbatim text thereof shall be deposited at the office of the Trade Register.
9. The holders of shares shall have a similar right of pre-emption to the granting of rights to subscribe for shares; paragraphs 3 through 8 shall apply mutatis mutandis. Shareholders shall have no pre-emptive right with respect to shares issued to a person who exercises a previously acquired right to subscribe for shares.

Article 12. Payment on shares.

1. On subscription for each share payment must be made of its nominal value and, if a share is subscribed for at a higher amount, payment must also be made of the difference between the two amounts.
2. It may be agreed that persons who are professionally engaged in the placing of shares for their own account shall be permitted to pay less than the nominal amount for the shares subscribed for by them, provided that not less than 94% (ninety-four percent) of such amount shall be paid in cash on or before the date of subscription for the shares.

Article 13. Payment in cash.

1. Payment for shares must be made in cash unless another form of contribution has been agreed upon.

2. Payment in cash for shares must be made in Netherlands currency, unless the company consents to payment in a foreign currency.

Article 14. Non-cash contribution.

1. The Board of Management is entitled to enter into transactions with respect to the contribution on shares other than in cash as well as to enter into the other legal acts referred to in section 94 of Book 2 of the Dutch Civil Code without the prior approval of the general meeting. The general contents of these transactions shall be included in the annual accounts of the financial year in which these transactions have been executed.
2. The provisions of Sections 80b and 94b, Book 2 of the Dutch Civil Code shall furthermore apply to a non-cash contribution.

CHAPTER V

Own shares.

Article 15.

1. The company shall not be entitled to subscribe for its own shares on an issue of shares.
2. The acquisition by the company of not fully paid-up shares in its own capital shall be null and void.
3. The company may acquire fully paid-up shares in its own capital, either for no value or if:
   a. the distributable part of the shareholders' equity is at least equal to the purchase price; and
   b. the nominal amount of the shares to be acquired or already held by the company, whether or not in pledge or which are held by a subsidiary does not exceed one-tenth of the issued capital.
4. For purposes of paragraph 3(a.), the amount of the shareholders' equity according to the last adopted balance sheet less the acquisition price of shares in the capital of the company and distributions to others from profits or reserves due from it and its subsidiaries after the balance sheet date shall be decisive. If more than six months have elapsed since the end of the financial year without the annual accounts being adopted and insofar as needed approved, an acquisition in accordance to paragraph 3 shall not be permitted.
5. Acquisitions not by gratuitous title may only take place if the general meeting has authorized the Management Board thereto. This authorization shall remain valid for a maximum period of eighteen months. In the authorization the general meeting shall define the number of shares which may be acquired, the manner in which such shares may be acquired and the ranges between which the acquisition price shall be determined.
6. No authorization shall be required for the acquisition by the company of shares in its own capital in order to transfer such shares to its employees or to employees of a group company in accordance with an employee

participation scheme. These shares must be quoted in the official price list of an exchange.

7. No vote may be cast at a general meeting with respect to a share belonging to the company or any of its subsidiaries. Usufructuaries and pledgees of shares belonging to the company or to one of its subsidiaries, however, are not excluded from exercising their voting rights if the usufruct or pledge was created before the share belonged to the company or one of its subsidiaries. No vote may be cast by the company or any of its subsidiaries with respect to a share in which either of them holds a right of usufruct or pledge.
8. In determining to which extent shareholders vote, are present or are represented or to which extent share capital is contributed or represented, shares in respect of which the law provides that no vote may be cast shall not be taken into account.
9. The company may not grant loans, provide security, guarantee the price, otherwise guarantee or otherwise bind itself jointly and severally with or for third parties with a view to the subscription or acquisition by third parties of shares in its own capital. The foregoing sentence shall not apply if the shares are acquired by or on the account of employees of the company or of a group company. The restrictions and exemptions thereto set forth in this paragraph shall equally apply to the subsidiaries of the company.
10. A resolution of the Management Board with respect to the acquisition and alienation of shares in the company's own capital shall be subject to the approval of the Supervisory Board, without prejudice to the provision of paragraph 5.
11. The provisions of this article 15 on shares in the company's own capital shall, to the extent possible, apply to depositary receipts thereof as well.
12. The provisions of Sections 89a, 95, 98, 98a, 98b, 98c, 98d and 118, Book 2 of the Dutch Civil Code shall apply to shares in the company's own capital and depositary receipts thereof.

<u>CHAPTER VI</u>

<u>Reduction of capital.</u>

<u>Article 16.</u>

1. The general meeting may resolve to reduce the issued share capital:
    a. by cancelling shares; or
    b. by reducing the amount of the shares by an amendment of the articles of association, provided that the issued share capital or the paid-up part of the share capital does not become less than is prescribed in section 67 of Book 2 of the Dutch Civil Code. The resolution must specifically state the shares concerned and lay down rules for the implementation of the resolution. The general meeting can only

resolve to reduce the issued share capital on a proposal of the Board of Management that has been approved by the Supervisory Board.

2. A resolution to cancel may only concern shares which are held by the company or the depositary receipts thereof.
3. Reduction of the amount of the share capital without redemption and without release from the obligation to pay up shall take place pro rata on all shares.
4. Partial redemption on shares or release from the obligation to pay up shall only be permitted by way of implementation of a resolution to reduce the amount of the share capital.
   Such a redemption or release shall be made with respect to all shares involved.
   Partial redemption or a release of the obligation to pay up on shares shall be made pro rata to all shares involved.
   The shareholders concerned may decide to waive the requirement of "pro rata" payment.
5. A resolution of the general meeting to reduce the share capital shall require a majority of at least two/thirds of the votes cast if less than half of the issued share capital is represented at the meeting.
6. The notice convening a general meeting of shareholders referred to in this article shall specify the object of the reduction of share capital and the manner of its implementation. If the proposed reduction of share capital requires an amendment of the articles of association, a copy of the proposal containing the verbatim text of the proposed amendment must be deposited simultaneously at the office of the company and in Amsterdam at a place to be determined in the convocation, for inspection by the shareholders and by the holders of depositary receipts, and must remain there until the end of that meeting.
7. The resolutions of the general meeting referred to in this article shall be deposited at the office of the Trade Register while notice of these depositions shall be given in a nationally distributed daily newspaper.
8. A resolution to reduce the issued share capital may not be effected as long as opposition may be instituted as referred to in section 100, paragraph 3, of Book 2 of the Dutch Civil Code. If opposition has been instituted on time, the resolution shall become effective only upon the withdrawal of the opposition or once the lifting of the opposition becomes enforceable. The deed of amendment of the articles of association required for the reduction of the share capital may not be executed prior thereto.

<u>CHAPTER VII</u>

<u>Management.</u>

<u>Article 17. Management Board.</u>

1. The company has a Management Board comprised of one or more members.

2. The number of members of the Management Board shall be determined by the combined meeting.

Article 18. Appointment.

1. The members of the Management Board shall be appointed by the general meeting from a nomination made by the combined meeting.
2. If a vacancy arises, the Management Board shall invite the combined meeting to make a nomination within three months after the invitation.
3. The general meeting may make the appointment itself, if the combined meeting fails to make any nominations within the aforementioned period of three months.
4. A nomination shall be binding if timely made and containing the names of at least two persons. However, the general meeting may negate such nomination by passing a resolution with a majority of at least two-thirds of the votes cast and representing more than half of the issued capital.
5. If the combined meeting has drawn up a non-binding nomination, the appointment of a person to the Management Board in contravention of the nomination shall require a resolution of the general meeting adopted with a majority of two-thirds of the votes cast representing more than half of the company's issued capital.

Article 19. Suspension and removal.

1. Each member of the Management Board may at any time be suspended or removed by the general meeting.
2. With respect to any suspension or removal other than one proposed by the combined meeting, the general meeting may only pass such a resolution based on a majority of at least two-thirds of the votes cast, representing more than half of the issued capital.
3. Each member of the Management Board may be suspended by the Supervisory Board at any time.
4. Any suspension may be extended one or more times, but may not last longer than three months in the aggregate. If at the end of that period no action is taken either with regard to lifting the suspension or to the removal of such member the suspension shall end.

Article 20. Remuneration.

The remuneration and further conditions of employment of each member of the Management Board shall be set by a resolution of the Supervisory Board.

Article 21. Management duties.

1. Subject to the restrictions imposed by the articles of association the Management Board shall be charged with the management of the company.
2. The Supervisory Board may appoint a chairman from among the members of the Management Board.

Article 22. Representation.

1. Each member of the Management Board shall be authorized to represent the company.
2. The Management Board may appoint persons with general or limited power to represent the company. Each of these persons shall represent the company with due observance of the restrictions imposed on their powers. Their titles shall be determined by the Management Board.
3. In the event of a conflict of interest between the company and a member of the Management Board, the company shall be represented by a member of the Management Board or a member of the Supervisory Board appointed by the Supervisory Board for this purpose.

Article 23. Approval of resolutions of the Management Board.

1. Without prejudice to any other relevant provisions of these articles of association, the approval of the Supervisory Board shall be required for resolutions of the Management Board regarding any one or more of the following matters:
   a. participation in or merger with another company, the termination of such participation or merger by means of the sale of the shares involved or by any other means;
   b. entering into loan agreements through an issuance of debentures;
   c. establishing branch offices and other companies;
   d. the acquisition and alienation of real property, for which the consideration exceeds an amount or value to be determined by the Supervisory Board.
2. The lack of approval of the Supervisory Board of a resolution referred to in the first paragraph shall not affect the authority of the Management Board or its members to represent the company.

Article 24. Absence or prevention.

If a member of the Management Board is absent or prevented from acting, the remaining members shall be charged temporarily with the management of the company. If all members or the sole member of the Management Board are absent or prevented from acting, the Supervisory Board shall be charged temporarily with the management of the company. The Supervisory Board shall have the authority to delegate the management of the company temporarily to one or more persons, whether or not from among its members.

CHAPTER VIII

Supervisory Board.

Article 25. Number of members.

1. The company shall have a Supervisory Board comprising of three or more natural persons.
2. The combined meeting determines the number of members of the Supervisory Board, with due observance to the provision of paragraph 1.

3. If the Supervisory Board exists of less than three persons, it will remain authorised.

Article 26. Appointment.

1. The members of the Supervisory Board shall be appointed by the general meeting from a nomination, to be made by the combined meeting.
2. The provisions of article 18, paragraphs 2, 3, 4 and 5, of these articles of association shall apply by analogy to the appointment of members of the Supervisory Board.
3. The nomination of a member of the Supervisory Board shall state the age of the nominee, his profession, the nominal amount of shares in the capital of the company he holds and his present and past functions in so far as they are relevant with respect to the performance of the duties of a member of a Supervisory Board. Legal entities of which the nominee is already a Supervisory Board member shall also be mentioned; if certain companies belong to the same group, it shall be sufficient to name that group. Furthermore, the reasons for the nomination shall be stated.

Article 27. Suspension and removal. Resignation.

1. Without prejudice to paragraph 2, every member of the Supervisory Board may at any time be suspended or removed by the general meeting.
2. With respect to any suspension or removal of a member of the Supervisory Board other than on a proposal of the combined meeting, the general meeting may only pass such a resolution based on a majority of at least two-thirds of the votes cast representing more than one-half of the issued capital. The provisions of paragraph 4 of article 19 apply by analogy to the suspension of a member of the Supervisory Board.
3. Members of the Supervisory Board shall retire periodically in accordance with a rotation scheme to be prepared by the Supervisory Board. Each member of the Supervisory Board shall be appointed for a period of four years, but the Supervisory Board may, by way of a transitional measure, appoint one or more of its members for a shorter or longer period of time. Submission of periodical resignations shall take place at the end of the annual general meeting. A resigning member of the Supervisory Board may be re-appointed immediately.

Article 28. Fixed remuneration.

Each member of the Supervisory Board shall receive fixed remuneration, the amount of which will be set and may be changed by the general meeting, following the proposal of the Supervisory Board.

Article 29. Duties and powers.

1. The duties of the Supervisory Board shall include the supervision of the policies of the Management Board and the general course of affairs of the company and of the enterprise connected therewith. It shall assist the Management Board with advice.

2. The Management Board shall supply the Supervisory Board in due time with the information required for the performance of its duties.
3. Each member of the Supervisory Board shall have access to the company's buildings and premises and shall be authorized to inspect the company's books and records. The Supervisory Board and each of its members may designate an expert who may also exercise these powers. The Supervisory Board and each of its members may be assisted by experts in other instances also.

Article 30. Procedure and Decision-making process.

1. The Supervisory Board shall elect from among its members a chairman and one or more vice-chairmen. In the absence of the chairman he shall be replaced by the vice-chairman. If two or more vice-chairmen have been appointed, the Supervisory Board shall determine the order in which the chairman shall be replaced. The board shall appoint a secretary whether or not from among its members and shall make a provision for replacement for the secretary.
2. In the absence of the chairman and the deputy chairman the meeting itself shall designate a chairman.
3. The Supervisory Board shall meet whenever the chairman, or two other members of the Supervisory Board, or the Management Board deem(s) such necessary.
4. The meeting shall be convened by or on behalf of the person who has initiated the holding of a meeting, by giving notice by letter, telefax, e-mail or similar means of communication to be forwarded to each of the (other) members of the Supervisory Board. The convocation shall state the subjects to be dealt with. The meetings shall be held at a place to be determined by the chairman. Notice of a meeting shall be given at least seven days prior to the meeting, not counting the day of convening and the day of meeting. In the event the provisions governing the manner of convening or concerning the period of notice of a meeting have not been observed, valid resolutions may only be passed by unanimous votes in a meeting at which all members of the Supervisory Board are present or represented.
5. A member of the Supervisory Board may be represented by a co-member of the Supervisory Board authorized in writing. The expression "in writing" includes telefax, e-mail or similar means of communication, received in writing.
6. All resolutions of the Supervisory Board shall be passed by an absolute majority of the votes cast. If there is a tie of votes the proposal shall be considered rejected.
7. Except as is provided in paragraph 8 and without prejudice to the provisions of paragraph 4, the Supervisory Board may not pass resolutions if not at

least two-thirds of the number of members of the Supervisory Board are present or represented.

8. The Supervisory Board may also pass resolutions without holding a meeting, provided the proposal has been submitted to all members of the Supervisory Board in writing, by telefax, e-mail or by similar means of communication and all members of the Supervisory Board declare that they are in favour of the proposal in question. A resolution thus passed shall be recorded in the register of minutes of the Supervisory Board, which is kept by the secretary of that board; such record shall be signed by the chairman of the Supervisory Board; the documents providing evidence that the resolution has been passed shall be kept with the register of minutes.
9. Minutes of the proceedings of the meeting of the Supervisory Board shall be kept by the secretary. The minutes shall be adopted at the same meeting or at a subsequent meeting of the Supervisory Board and shall be signed by the chairman and the secretary as evidence thereof.
10. The Supervisory Board shall meet with the Management Board as often as the Supervisory Board or the Management Board deems such necessary.
11. The Supervisory Board lays down rules regarding inter alia its composition, the manner of holding meetings and its decision-making process.

CHAPTER IX

Combined meeting.

Article 31.

1. The combined meeting consists of the members of the Supervisory Board and the members of the Management Board.
2. The combined meeting shall be convened whenever the chairman, two other members of the Supervisory Board or the Management Board deem such necessary.
3. The chairman of the Supervisory Board and in case of his absence, the deputy chairman, shall chair the combined meeting. The secretary of the Supervisory Board, or his deputy respectively, shall be the secretary of the combined meeting.
4. If in a meeting the number of members of the Management Board present or represented exceeds the number of members of the Supervisory Board present or represented, each member of the Supervisory Board shall cast the same amount of votes as the number of members of the Management Board present or represented and each member of the Management Board shall cast the same amount of as the number of members of the Supervisory Board present or represented.
5. The provisions of article 30, paragraphs 2, 4, 5, 8 and 9 shall be equally apply to the passing of resolutions by the combined meeting.
6. The combined meeting shall pass resolutions with an absolute majority of votes.

7. Notwithstanding and without prejudice to the provisions of paragraph 5, the combined meeting may not pass resolutions if not at least two-thirds of the number of its members are present or represented.

CHAPTER X

Annual accounts. Annual report. Profits.

Article 32. Financial year. Annual accounts.

1. The financial year shall coincide with the calendar year.
2. Annually, within five months after the end of the financial year, unless this period is extended by the general meeting by a maximum of six months on account of special circumstances, the Management Board shall prepare the annual accounts and shall submit them for inspection by the shareholders at the office of the company. Within this period the Management Board shall also present the annual report.
3. The annual accounts shall be signed by the members of the Management Board; if one or more of their signatures is missing, this shall be stated, giving the reasons therefor.

Article 33. Accountant.

1. The general meeting shall appoint an accountant to audit the annual accounts prepared by the Management Board. The accountant shall report thereon to the Supervisory Board and the Management Board and shall make a report on the results.
2. If no appointment has been made by the general meeting, the Supervisory Board is required to appoint an accountant.
3. With respect to the appointment, the general meeting shall not be bound by any nomination whatsoever.
4. The general meeting or the Supervisory Board respectively may at any time dismiss the accountant appointed by them.
5. The accountant is entitled to inspect all the records of the company, if required for a proper performance of his duties. He may also request to be shown the assets of the company. He shall be prohibited from publishing any information that becomes evident to him or is disclosed to him with respect to the business of the company and which goes beyond the scope of his authority. His remuneration shall be set by the company.

Article 34. Submission to the Supervisory Board.

1. The Management Board shall submit the annual accounts to the Supervisory Board.
2. The annual accounts shall be signed by the members of the Supervisory Board; if one of more of their signature(s) is missing this shall be stated, giving the reasons therefor.
3. The Supervisory Board shall present a report on the annual accounts to the general meeting.

Article 35. Submission to the general meeting. Availability. Adoption. Depositing.

1. The annual accounts and the annual report prepared by the Management Board shall be submitted to the general meeting.
2. From the date of the convocation of the annual meeting until the end of this meeting, the annual accounts, the annual report and the accountant's report referred to in article 33 shall be available for inspection by the shareholders at the office of the company.
3. A copy of the annual accounts and the annual report shall be made available at no costs to the shareholders and shall be made available to third parties at a charge not exceeding the costs.
4. The general meeting shall adopt the annual accounts.
5. At the general meeting that decides on the adoption of the annual accounts, a separate discussion shall be held on a proposal that the members of the Management Board be discharged from all liability in respect of their managerial activities and the members of the Supervisory Board from all liability in respect of their supervision thereof. Such a discharge shall relate to the data revealed by the annual accounts and/or otherwise communicated to the general meeting before the annual accounts were adopted.
6. Within eight days after the adoption of the annual accounts, the Management Board shall deposit a complete copy thereof as well as a copy of the relative accountant's report for inspection by the public at the office of the Trade Register.

Article 36. Allocation of Profits. Dividend.

1. The Board of Management shall annually, with the approval of the Supervisory Board, determine what part of the profit - the credit balance of the profit and loss account- is to be appropriated to reserves. Any part of the profits remaining shall be at the disposal of the general meeting.
2. Distributions may only be made up to an amount which does not exceed the distributable part of the shareholders' equity.
3. Distributions shall be made after the adoption of the annual accounts from which it appears that such is permitted.
4. The combined meeting may resolve to pay an interim dividend provided the requirement of paragraph 2 has been complied with as evidenced by an interim capital statement.

   This statement shall refer to the equity position not earlier than on the first day of the third month prior to the month in which the resolution to pay an interim dividend has been announced.

   It shall be made with due observance of the generally accepted accounting principles.

   The capital statement shall include the amount to be added to the reserves which must be maintained by law or by the articles of association.

The statement shall be signed by the members of the Board of Management; if one or more signatures is missing, the reason shall be stated.

The equity statement shall be deposited at the office of the Trade Register within eight days after the day of announcement of the aforementioned resolution.

5. If a loss is sustained in any year, no dividend on shares shall be distributed for that year. No dividend on shares may be paid in subsequent years until the loss is covered by the profits. The general meeting may, however, on a proposal of the Management Board that has been approved by the combined meeting, resolve to set any such loss against the distributable part of the shareholders' equity.

Article 37. Distributions on shares and reduction in reserves.

1. Following a proposal of the combined meeting, the general meeting may resolve that a payment of dividend on shares shall fully or partially be made not in cash but in shares in the company.
2. Following a proposal of the combined meeting, the general meeting may resolve to make payments to holders of shares charged against one or more reserves which do(es) not have to be maintained by law or by the articles of association. The provision of the preceding paragraph shall apply by analogy.
3. The provisions of paragraphs 2, 3 and 4 of article 36 shall be applicable to the payments provided for in this article.

Article 38. Payment.

1. The payment of dividends and other benefits shall be announced in accordance with article 48.
2. Any claim by a shareholder for payment of a distribution shall become barred after a period of five years.

CHAPTER XI

General meetings of shareholders.

Article 39. Annual meeting.

1. Annually, not later than in the month of June, the annual meeting shall be held.
2. The agenda for that meeting shall contain, inter alia, the following points for discussion:
    a. the annual report;
    b. adoption of the annual accounts and the appropriation of accrued profits;
    c. discharge of the members of the Management Board and of the members of the Supervisory Board;
    d. filling of any vacancies;
    e. other proposals by the Supervisory Board, the Management Board or the combined meeting brought up for discussion such as those relating

to the designation of a body authorized to issue shares and to the authorization of the Management Board to have the company acquire shares in its own capital.

Article 40. Other meetings.

Other general meetings of shareholders shall be held as often as the Board of Management or the Supervisory Board deem such necessary, without prejudice to the provisions of sections 110, 111 and 112 of Book 2 of the Dutch Civil Code.

Article 41. Notice of meetings. Agenda.

1. The general meetings of shareholders shall be convened by notice given by the Supervisory Board or the Management Board.
2. The notice convening the meeting shall be given no later than on the fifteenth day prior to the date of the meeting.
3. The notice convening a meeting shall specify the subjects to be discussed or shall state that the shareholders and holders of depository receipts can examine the agenda at the office of the company and in Amsterdam, at the place to be stated therein, without prejudice to the provisions of article 16 paragraph 6 and of article 49, paragraph 2.
4. The notice convening a meeting shall specify the requirements for admittance to the meetings as described in article 45.
5. The notice convening a meeting shall be given in the manner stated in article 48.
6. Shareholders and holders of depositary receipts who solely or jointly have one percent (1%) of the issued share capital have the right to request the Management Board and the Supervisory Board to place subjects on the agenda of the general meeting of shareholders. In principle, the Management Board or the Supervisory Board will adopt these requests, provided that:
   a. shareholders and holders of depositary receipts have a reasonable interest in the subjects to be discussed;
   b. placing subjects on the agenda is not contrary to the orderly course of the meeting and that no weighty interests of the company exist, which oppose placing subjects on the agenda;
   c. the written request was submitted to the Management Board or the chairman of the Supervisory Board at least sixty days before the date of the general meeting of shareholders.

Article 42. Location of meetings.

General meetings of shareholders shall be held in Amsterdam.

Article 43. Chairman.

1. The general meetings of shareholders shall be conducted by the chairman of the Supervisory Board or, in his absence, by a deputy chairman of that board; in the event that the latter is also absent, the Supervisory Board members present shall elect a chairman from their midst. The Supervisory

Board may designate another chairman for a general meeting of shareholders.

2. If the chairman of a meeting has not been appointed in accordance with paragraph 1, the meeting shall itself appoint a chairman. Until such time, a member of the Management Board designated thereto by the Management Board shall temporarily chair the meeting.

Article 44. Minutes. Notes.

1. Minutes of the proceedings of each general meeting of shareholders shall be kept by a secretary to be designated by the chairman. The minutes shall be adopted by the chairman and the secretary and shall be signed by them as evidence thereof.
2. The Supervisory Board or the chairman may determine that notarial minutes shall be prepared of the meeting. The notarial minutes shall be co-signed by the chairman.
3. The Management Board shall maintain a record of the resolutions made. In the absence of the Management Board at the meeting a transcript of the resolutions shall be provided to the Management Board by or on behalf of the chairman of the meeting as soon as possible after that meeting.
   The records shall be available to the shareholders and the holders of depositary receipts for inspection at the office of the company. Upon request each of them shall be provided with a copy or an extract of such record at a charge not exceeding costs.

Article 45. Rights at meetings. Admittance.

1. Each shareholder who is entitled to vote and each usufructuary or pledgee to whom the voting rights accrue shall be entitled to attend the general meeting of shareholders, to address the meeting and to exercise his voting rights. In the case of registered shares, the intention to attend the meeting must be notified to the Board of Management in writing. Such notification must be received by the Board of Management not later than on the date specified in the notice convening the meeting.
2. The rights to take part in the meeting in accordance with paragraph 1 can be exercised by a proxy authorized in writing, provided that if it concerns registered shares, the instrument of proxy has been received by the Board of Management no later than on the date specified in the notice convening the meeting.
3. In the event that the voting rights in a share accrue to the usufructuary or the pledgee instead of to the shareholder, the shareholder shall also be entitled to attend the general meeting of shareholders and to address the meeting, provided that where it concerns registered shares the Board of Management has been notified of the intention to attend the meeting in accordance with paragraph 1. Paragraph 2 shall apply by analogy.

4. With respect to the voting rights and/or the right to participate in meetings the company shall apply by analogy the provisions of Sections 2:88 and 2:89 of the Dutch Civil Code and also recognise as a shareholder the person named in a written statement from a Necigef-participant that the number of bearer shares referred to in that statement belong to its collective deposit of bearer shares in the company and that the person referred to in the statement is a participant in such collective deposit and shall remain thus entitled until the close of the meeting, provided that the statement is filed in time at such place as stated in the notice of the meeting, against a receipt, which receipt shall serve as an attendance card for the meeting. The date on which the filing of the statement must have been effected at the latest shall be specified in the notice of the meeting.
5. Each share confers the right to cast one vote.
6. Each person entitled to vote or his proxy shall sign the attendance list.
7. The day specified in the notice convening the meeting as referred to in paragraphs 1, 2 and 4 shall not be at an earlier date than the seventh day prior to that meeting.
8. The members of the Supervisory Board and the members of the Management Board, as such, shall have the right to advise the general meeting of shareholders.
9. The chairman shall decide on the admittance of persons other than those mentioned above in this article.

Article 46. Voting.

1. To the extent that the law or the articles of association do not require a qualified majority, all resolutions shall be passed by an absolute majority of the votes cast.
2. If an absolute majority is not obtained in an election of persons, a second unrestricted ballot shall be taken. If an absolute majority is still not obtained, further ballots shall be taken until either one person obtains an absolute majority or the balloting is between two persons only, both of whom receive an equal number of votes. In the event of such further ballots (not including the second unrestricted ballot) each ballot shall be between the persons who participated in the preceding ballot, excluding the person who received the smallest number of votes in that preceding ballot. If in a preceding ballot more than one person received the smallest number of votes, it shall be decided by a drawing of lots which of these persons should not participate in the new ballot. If votes are equal in a ballot between two persons, lots shall be drawn to decide which of the two is elected without prejudice to the provisions of the following paragraph.
3. If votes are equal in an election from a binding nomination, the person taking the first place at the nomination shall be deemed to have been elected.

4. If there is a tie of votes in a ballot other than for the election of persons, the proposal shall be considered rejected.
5. All voting shall be oral. The chairman is entitled, however, to decide, that voting shall be in writing. Voting by written ballot shall take place by means of unsigned sealed ballot papers.
6. Abstentions and invalid votes shall not be counted as votes.
7. Voting by acclamation shall be possible if none of the persons present and entitled to vote objects thereto.
8. The chairman's decision pronounced at the meeting on the result of a vote shall be final and conclusive. The same shall apply to the contents of a passed resolution insofar as the same arises out of a proposal that has not been made in writing. If, however, the correctness of that decision is challenged immediately upon its pronouncement, a new vote shall be taken if so desired by either the majority of the persons present and entitled to vote, or, if the original vote was not taken by roll call or in writing, any person present and entitled to vote. The original vote shall have no legal consequences as a result of the new vote.

Article 47.

Has been cancelled.

CHAPTER XII

Convocations and notifications.

Article 48.

Notice convening a general meeting of shareholders and all notifications to shareholders and holders of depositary receipts shall be published in a nationally distributed daily newspaper and in the Official Price List.

CHAPTER XIII

Amendment of the articles of association. Dissolution. Liquidation. Merger. Split up.

Article 49. Amendment of the articles of association. Dissolution. Merger. Split up.

1. A resolution to amend the articles of association or to dissolve the company or a resolution regarding a legal merger or split up may only be made by the general meeting on the proposal of the combined meeting.
   The general meeting may only resolve to an amendment of the articles of association or to a dissolution of the company or to a legal merger or split up otherwise than on proposal of the combined meeting, with a majority of at least two-thirds of the votes cast representing more than one-half of the issued capital.
2. If a proposal to amend the articles of association or to dissolve the company is to be submitted to the general meeting, this must be stated in the notice convening the general meeting of shareholders and, with regard to an amendment of the articles of association, a copy of the proposal containing

the text of the proposed amendment verbatim must be deposited simultaneously at the office of the company and in Amsterdam, at the place to be specified, for inspection by the shareholders and holders of depositary receipts, and must remain there until the end of the meeting.

Article 50. Liquidation.

1. In the event of dissolution of the company pursuant to a resolution of the general meeting, the members of the Management Board shall be charged with the liquidation of the business of the company and the Supervisory Board with the supervision thereof.
2. During liquidation the provisions of the articles of association shall remain in force to the extent possible.
3. The remaining balance, after payment of debts, shall be distributed to the shareholders in proportion to the amount of their shares.
4. The liquidation shall otherwise be subject to the provisions of Title 1, Book 2 of the Dutch Civil Code.

- o - o - o - o -

ABN·AMRO

Equity Capital Markets /
Corporate Finance

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam

Correspondentieadres
Postbus 283
1000 EA Amsterdam

Telefoon (020)383 6707
Telex 11006 ABAM NL

04 MAR 18 AM 7:21

Euronext Amsterdam N.V.
t.a.v. de heer D. Wildeboer
Postbus 19163
1000 GD AMSTERDAM

SUPPL

Afdeling
ECM-Transacties HQ7006

Referentie	Telefoon	Telefax	Datum
Astrid de Vries-Paeper	+ 31 20 383 6778	+31 20 628 0004	11.2.2004

Betreft: aanvraag notering gewone aandelen en converteerbare obligaties in Hagemeyer N.V.

Geachte heer Wildeboer,

Met referte aan uw brief van 8 januari 2004, referentie CP/2004-18 en 19 en onze brieven van 27 januari en 4 februari 2004 verzoeken wij u hiermee toelating tot de notering op de Officiële Markt van Euronext Amsterdam N.V. voor nog 23.524.390 gewone aandelen in Hagemeyer N.V. à € 1,20.

Genoemde aandelen komen voort uit omzetting van cumulatieve preferente aandelen in gewone aandelen, zoals beschreven in de deed of termination of holding in trust of cumulative preference shares in the capital of Hagemeyer N.V., die u bijgaand aantreft.

Na opname van vorengenoemd aantal aandelen zijn, volgens onze gegevens, 516.091.042 gewone aandelen Hagemeyer N.V. à EUR 1,20 in de notering opgenomen.

Hoogachtend,
ABN AMRO Bank N.V.

10-9107 010 1 4-2003

G:\ecm-transacties\clients\Hagemeyer\algemeen\20040211\20av brf Euronext aanvr not 23.524.390aand.doc

ABN AMRO Bank N.V., gevestigd te Amsterdam
Handelsregister K.v.K. Amsterdam, nr 33002587
BTW Ident.nr NL 00 30 27 144 B01

TOELATING VAN FONDSEN TOT DE NOTERING, WIJZIGINGEN IN DE PRIJSCOURANT EN LEVERBAARHEIDSVERKLARINGEN

FONDSEN TOEGELATEN TOT DE DEFINITIEVE NOTERING

OFFICIËLE MARKT

Tot de **notering** zullen op 3 maart 2004 **definitief** worden **toegelaten**:

Fondsnaam	:	**Hagemeyer N.V.**
Gevestigd te	:	Amsterdam
Euronextcode	:	NL0000355477
Fondscode	:	35547
ISIN-code	:	NL0000355477
Aantal gewone aandelen	:	nog **23.524.390**
Nominaal elk	:	EUR 1,20
Totaal nominaal	:	EUR 28.229.268,00
Dooreenleverbaar met	:	de reeds toegelaten gewone aandelen
Toegelaten aantal	:	516.091.042
Toegelaten nominaal	:	EUR 619.309.250,40
Reden van plaatsing	:	Verwisseling van cumulative preferente aandelen in gewone aandelen

ABN·AMRO

Equity Capital Markets /
Corporate Finance

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam

Correspondentieadres
Postbus 283
1000 EA Amsterdam

Telefoon (020)383 5707
Telex 11006 ABAM NL

Euronext Amsterdam N.V.
t.a.v. de heer D. Wildeboer
Postbus 19163
1000 GD AMSTERDAM

Afdeling			
ECM-Transacties HQ7006			
Referentie	**Telefoon**	**Telefax**	**Datum**
Astrid de Vries-Paeper	+ 31 20 383 6778	+31 20 628 0004	27.1.2004

Betreft: aanvraag notering gewone aandelen en converteerbare obligaties in Hagemeyer N.V.

Geachte heer Wildeboer,

Met referte aan uw brief van 8 januari 2004, referentie CP/2004-18 en 19, verzoeken wij u hiermee toelating tot de notering op de Officiële Markt van Euronext Amsterdam N.V. voor :

- 383.107.396 gewone aandelen in Hagemeyer N.V. à EUR 1,20 en
- € 150.000.000 .% achtergestelde converteerbare obligaties 2004 per 2009 ten laste van Hagemeyer N.V.

De overige bescheiden zoals u in uw brief heeft aangegeven zullen wij u uiterlijk 4 februari voor 10.00 uur toezenden.

Na opname van vorengenoemd aantal aandelen zijn, volgens onze gegevens, 492.566.652 gewone aandelen Hagemeyer N.V. à EUR 1,20 in de notering opgenomen.

Hoogachtend,
ABN AMRO Bank N.V.

FONDSEN TOEGELATEN TOT DE DEFINITIEVE NOTERING

OFFICIËLE MARKT

Tot de notering zullen op 5 februari 2004 definitief worden toegelaten:

Fondsnaam	:	Hagemeyer N.V.
Gevestigd te	:	Amsterdam
Euronextcode	:	NL0000355477
Fondscode	:	35547
ISIN-code	:	NL0000355477
Aantal gewone aandelen	:	nog 383.107.396
Nominaal elk	:	EUR 1,20
Totaal nominaal	:	EUR 459.728.875,20
Dooreenleverbaar met	:	de reeds toegelaten gewone aandelen
Toegelaten aantal	:	492.566.652
Toegelaten nominaal	:	EUR 591.079.982,40
Reden van plaatsing	:	Emissie uitsluitend voor houders van inschrijfrechten (SETs)

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TOELATING VAN FONDSEN TOT DE NOTERING, WIJZIGINGEN IN DE PRIJSCOURANT EN LEVERBAARHEIDSVERKLARINGEN

FONDSEN TOEGELATEN TOT DE VOORLOPIGE NOTERING

OFFICIËLE MARKT

Tot de notering zullen op 5 februari 2004 voorlopig worden toegelaten:

Fondsnaam	:	Hagemeyer N.V.
Gevestigd te	:	Amsterdam
Euronextcode	:	XS0184118494
Fondscode	:	14638
ISIN-code	:	XS0184118494
Rentepercentage	:	5,75%
Wijze van renteberekening	:	act/act
Soort fonds	:	achtergestelde, in gewone aandelen Hagemeyer N.V., converteerbare obligaties
Looptijd	:	2004 per 5 februari 2009
Totaal nominaal	:	EUR 150.000.000,00
Notering onder rubriek	:	mid & small caps binnen-en buitenland
Reden van plaatsing	:	Emissie
Handelsgroep	:	J5
Liquidity provider	:	Eduard de Graaff & Co. B.V.
LP Member code	:	29341

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